SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

YEARLY REPORT

(From January 1, 2008 to December 31, 2008)

THIS IS A TRANSLATION OF THE YEARLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Contents

1.	Overview
	A.	Industry
	B.	Company

2.	Information Regarding Shares
	A.	Change in capital stock
	B.	Convertible bonds
	C.	Shareholder list
	D.	Voting rights
	E.	Dividends

3.	Major Products and Materials
	A.	Major products in 2008
	B.	Average selling price trend of major products
	C.	Major materials
	D.	Price trend of major materials

4.	Production & Equipment
	A.	Production capacity and calculation
	B.	Production performance and working ratio
	C.	Investment plan

5.	Sales
	A.	Sales performance
	B.	Sales route and sales method

6.	Directors & Employees
	A.	Members of the Board of Directors
	B.	Committees of the Board of Directors
	C.	Director & Officer Liability Insurance
	D.	Employees
	E.	Stock Option

7.	Financial Information
	A.	Financial highlights
	B.	R&D expense
	C.	Domestic credit rating
	D.	Remuneration for directors in 2008
	E.	Derivative instrument
	F.	Status of Equity Investment

8.	Subsequent Events

Attachment:	1. Korean GAAP Consolidated Financial Statements
2. Korean GAAP Non-consolidated Financial Statements

1. Overview

A.	Industry

(1)	Industry characteristics and growth potential

•

TFT-LCD technology is one of the most widely used technologies in the manufacture of flat panel displays and the demand for flat panel displays is growing. The flat panel display industry is characterized by entry barriers due to rapidly evolving technology, capital-intensive characteristics and the significant investments required to achieve economies of scale, among other factors. There is strong competition between a relatively small number of players within the industry, and production capacity in the industry, including ours, is being continually increased.

•

The demand for LCD panels for notebook computers & monitors has grown, to a certain degree, in tandem with the growth in the IT industry. The demand for LCD panels for TVs has been growing as HDTV broadcasting is becoming more common and as LCD TV has come to play an important role in the digital display market. There is competition between TFT-LCD and PDP technologies in the area of large flat TV products. In addition, markets for small- to medium-sized LCD panels, such as mobile phones, P-A/V, medical applications and automobile navigation systems, among others, has shown steady growth.

•	The average selling prices of LCD panels may continue to decline with time irrespective of general business cycles as a result of, among other factors, technological advancements and cost reductions.

(2)	Cyclicality

•

The TFT-LCD business is highly cyclical. In spite of the increase in demand for products, this industry has experienced periodic volatility caused by imbalances between demand and supply due to capacity expansion within the industry.

•

Intense competition and expectations of demand growth may lead panel manufacturers to invest in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities.

•	During such surges in capacity growth, the average selling prices of display panels may decline. Conversely, demand surges and fluctuations in the supply chain may lead to price increases.

(3)	Competitiveness

•

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with our customers, successful and timely investment, product development, cost competitiveness, success of our end-brand customers in marketing their brands and products, component and raw material supply costs, foreign exchange rate and general economic and industry conditions.

•	Most importantly, cost leadership and stable and long-term relationships with customers are critical to secure profit even in a buyer’s market.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would thus result in reduced sales.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. We take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and highly skilled line operators.

(4)	Sourcing material

•	Key materials (including color filters) are sourced in-house as well as from domestic and overseas vendors.

•	A shortage of raw materials may arise temporarily due to an increase in demand for raw materials resulting from capacity expansion in the TFT-LCD industry.

•

A substantial portion of our equipment is sourced from a limited number of qualified foreign and local suppliers. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by the equipment vendors.

(5)	Others

•	Most TFT-LCD panel makers are located in Asia.

a.	Korea:	LG Display, Samsung Electronics (including a joint venture between Samsung Electronics and Sony Corporation), Hydis Technology

b.	Taiwan: AU Optronics, Chi Mei Optoelectronics, CPT, etc.

c.	Japan: Sharp, IPS-Alpha, etc.

d.	China: SVA-NEC, BOE-OT, etc.

B.	Company

(1)	Business overview

•

Commercial production for our TFT-LCD business began in September 1995 at P1, which was then the first fabrication facility of LG Electronics. At the end of 1998, LG Electronics and LG Semicon transferred their respective TFT-LCD related businesses to LG Soft Co., Ltd (currently LG Display).

It became a joint venture between LG Electronics and Philips Electronics in August 1999. In July 2004, we completed our initial public offering and listed our common stock on the Korea Exchange and our ADSs on the New York Stock Exchange. In March 2008, we changed our name from LG.Philips LCD Co., Ltd. to LG Display Co., Ltd. As of December 31, 2008, we operate seven fabrication facilities located in Gumi and Paju, Korea, and a total of seven module facilities located in Gumi and Paju, Korea; Nanjing (3 factories) and Guangzhou, China; and Wroclaw, Poland.

•

In October 2008, we established a joint venture company with AmTRAN Technology Co., Ltd. (“AmTRAN”), a Taiwan corporation, in Suzhou, China, in order to produce (i) LCD modules and (ii) LCD TV sets in China.

•

We became the first LCD maker in the world to commence commercial production at a 4th generation fab (P3) in July 2000 and at a 5th generation fab (P4) in March 2002, and we started mass production at our 6th generation fab (P6) in August 2004, which allows us to produce LCD panels for large TVs and monitors. With the commencement of mass production at our 7th generation fab (P7) in January 2006 and with our decision to invest in an 8th generation fab (P8) in October 2007, we are expanding our production capacity in line with the growing large-sized LCD TV market. In addition, in July 2008, we decided to increase our TFT-LCD production capacity in Gumi to prepare for the growth of the TFT-LCD market.

•

Our non-consolidated sales increased by approximately 12% from KRW14,163 billion in 2007 to KRW15,865 billion in 2008. Our non-consolidated operating income increased by approximately 3% from KRW1,491 billion in 2007 to KRW1,536 billion in 2008, and our non-consolidated net income decreased by approximately 19% from KRW1,344 billion in 2007 to KRW1,087 billion in 2008. (Our consolidated sales under Korean GAAP increased by approximately 13% from KRW14,352 billion in 2007 to KRW16,264 billion in 2008. Our consolidated operating income under Korean GAAP increased by approximately 15% from KRW1,504 billion in 2007 to KRW1,735 billion in 2008, and our consolidated net income decreased by approximately 19% from KRW1,344 billion in 2007 to KRW1,087 billion in 2008.)

•

We reinforced our position as a leader in LCD technology by developing an ultra slim LCD module (8.9mm in thickness) for 47-inch LCD TVs, a large 3D multi-vision LCD panel which does not require special viewing glasses, one of the world’s most energy efficient LCD panels for 32-inch LCD TVs which can operate on up to 56% less power, a 47-inch digital photo TV which can utilize its standby power to display digital pictures and Trumotion 480Hz LCD panel which refreshes 480 frames per second to substantially decrease afterimage and provide viewers with high-quality images that cause less eye fatigue.

•

Moreover, we formed strategic alliances or entered into long-term sales contracts with major global firms such as Dell, Hewlett Packard and Kodak of the United States and Japan’s Toshiba, among others, to secure customers and expand partnerships for technology development.

(2)	Market shares

•	Worldwide market share of large-size TFT-LCD panels (≥ 10”) based on revenue.

	2008		2007	2006
Panel for Notebook Computers	29.6	%(1)	28.5%	26.2%
Panel for Monitors	17.7%		15.6%	15.6%
Panel for TVs	19.4%		22.0%	23.6%
Total	20.6%		20.4%	20.5%
* Source: DisplaySearch Q1 2009 (1) Includes panels for netbooks.

(3)	Market characteristics

•	The LCD panel has become the core component of the display industry and the demand for LCD panels has been growing steadily.

•

Due to the recent high growth in the display appliance market for the flat display format, the scale of the LCD market is growing, resulting in expansion of the market centered mainly in America, Japan, Europe and China.

•

The growth of the LCD market has mainly been driven by the demand for IT-related products. However, it is anticipated that the LCD TV display market, which has grown rapidly in recent years, will provide the main source of steady growth of the LCD market.

(4)	New business

•

In October 2007, we decided to invest in an 8th generation fab (P8) to expand our production capacity in line with the growing large-sized LCD TV market. The construction of the P8 has been completed and mass production at P8 has commenced for certain production lines beginning in March 2009.

•

In January 2008, we acquired OLED business from LG Electronics. In June 2008, we launched the OLED Business Unit in anticipation of future growth in the OLED business. In addition, we also plan to strengthen our market position in the future display technologies by accelerating the development of flexible display technologies and leading the LED back-light LCD market.

•

In order to facilitate a cooperative purchasing relationship with HannStar Display Corporation (HannStar), a company that manufactures TFT-LCD panels in Taiwan, we decided to purchase 180 million shares of preferred stock of HannStar at a purchase price of NT$3,170,250,000. We acquired the preferred shares in February 2008. The preferred shares mature in three years and are convertible into shares of common stock of HannStar.

•

We are making an effort to increase our competitiveness by forming cooperative relationships with our suppliers and purchasers of our products. As part of this effort, in June 2008 we purchased 2,037,204 shares of AVACO, which produces sputters, a core equipment for LCD production, and we purchased

1,008,875 shares of TLI Co., Ltd., which produces core LCD panel components such as “Timing Controllers” and “Driver Integrated Circuits”. By promoting strategic relationships with equipments and parts suppliers, which enables us to obtain a stable source of supply of equipments and parts at competitive prices, we have strengthened our competitive position in the LCD business.

•	In July 2008, we and Skyworth RGB Electronics founded a R&D joint venture corporation with a registered capital of CNY50 million in China.

•

In July 2008, we purchased 6,850,000 shares of the common stock of New Optics, at a purchase price of KRW9,700,000,000, as part of our strategy to increase our competitiveness by forming cooperative relationships with our suppliers.

•

In October 2008, we established a joint venture company with AmTRAN, a Taiwan corporation, in order to produce (i) LCD modules and (ii) LCD TV sets manufactured using the EMS (Electronic Manufacturing System) method. Through the establishment of this joint venture with AmTRAN, we are able to further expand our customer base by securing a long-term stable panel dealer. It also allows us to produce LCD modules and LCD TV sets in a single factory, which enables us to provide our customers with products that are competitive both in terms of technology and price.

(5)	Organization chart as of December 31, 2008

•	CEO : Chief Executive Officer

•	CFO : Chief Financial Officer

•	CPO : Chief Production Officer

•	CTO : Chief Technology Officer

(6)	Major contracts

•	February 2008: Extended trademark license agreement with Philips Electronics. (January 1, 2008 ~ June 30, 2008)

•	February 2008: Extended trademark license agreement with LG Corp. (January 1, 2008 ~ December 31, 2010)

•	April 2008: Entered into an agreement with Skyworth RGB Electronics to establish a research and development joint venture company.

•	June 2008: Skyworth TV Holdings Limited purchased approximately 16% interest in LG Display Guangzhou Co., Ltd. from us.

•	August 2008: Entered into an agreement with AmTRAN to establish a joint venture company in China.

•

January 2009: Entered into a long-term supply agreement with Apple Inc. to supply LCD panels to Apple Inc. for 5 years. In connection with the Agreement, we received long-term advances from Apple Inc. in the amount of USD500,000,000 in January 2009.

2. Information Regarding Shares

A.	Change in Capital Stock

No change in capital stock in three years (2006 ~ 2008)

B.	Convertible Bonds

	Item	Contents
	Issuing Date	April 18, 2007

	Maturity (Redemption Date after Put Option Exercise)	April 18, 2012 (April 18, 2010)

	Face Amount	USD550,000,000

	Offering method	Public offering

	Conversion period	Convertible into shares of common stock during the period from April 19, 2008 to April 3, 2012

	Conversion price	KRW48,251 per share*

Conversion status	Number of shares already converted	None
	Number of convertible shares	10,641,851 shares if all are converted*

	Remarks	• Registered form • Listed on Singapore Exchange

*       Conversion price was adjusted from KRW49,070 to KRW48,760 and the number of convertible shares was adjusted from 10,464,234 to 10,530,762 following the approval by the shareholders of a cash dividend of KRW750 per share at the annual general meeting of shareholders on February 29, 2008. Conversion price was further adjusted from KRW48,760 to KRW48,251, and the number of convertible shares was further adjusted from 10,530,762 to 10,641,851 following the approval by the shareholders of a cash dividend of KRW500 per share at the annual general meeting of shareholders on March 13, 2009.

C.	Shareholder List

(1)	Total shares issued and outstanding: 357,815,700 shares as of December 31, 2008

(2)	Largest shareholder and related parties as of December 31, 2008

				(Unit: share)
Name	Relationship	As of January 1, 2008	Increase /(Decrease)	As of December 31, 2008
LG Electronics	Largest Shareholder	135,625,000 (37.9%)	—	135,625,000 (37.9%)

Young Soo Kwon	Related Party	15,000 (0.0%)	8,000	23,000 (0.0%)

Total		135,640,000 (37.9%)	8,000	135,648,000 (37.9%)

(3)	Shareholders who owned 5% or more of our shares as of December 31, 2008

			(Unit: share)
Name	Type of Stock	Number of shares	Ratio
LG Electronics	Common Stock	135,625,000	37.9%
Philips Electronics	Common Stock	47,225,000	13.2%*
Total	—	182,580,000	51.1%

*	On March 16, 2009 (settlement date), Philips Electronics sold its remaining 13.2% (47,225,000 shares of our common stock) equity interest in us.

D.	Voting rights as of December 31, 2008

(Unit: share)
Description	Number of shares
1. Shares with voting rights [A-B]	357,815,700
A. Total shares issued	357,815,700
B. Shares without voting rights	—
2. Shares with restricted voting rights	—

Total number of shares with voting rights [1-2]	357,815,700

E.	Dividends

Dividends during the recent 3 fiscal years

Description	2008	2007	2006
Par value (Won)	5,000	5,000	5,000
Net income (Million Won)	1,086,896	1,344,027	(-)769,313
Earnings per share (Won)	3,038	3,756	(-)2,150
Retained earning for dividends (Million Won)	4,828,870	4,028,227	2,711,036
Total cash dividend amount (Million Won)	178,908	268,362	—
Total stock dividend amount (Million Won)	—	—	—
Cash dividend payout ratio (%)	—	—	—
Cash dividend yield (%)	2.2%	1.6%	—
Stock dividend yield (%)	—	—	—
Cash dividend per share (Won)	500	750	—
Stock dividend per share (Won)	—	—	—

*	Earnings per share is calculated based on par value of KRW5,000 per share. As a result of a two-for-one stock split that became effective on May 25, 2004, the par value of our common stock decreased from KRW10,000 per share to KRW5,000 per share.
*	Retained earning for dividends is the amount before dividends are paid.
*	Earnings per share is calculated by dividing net income by weighted average number of common stock.
*	Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common stock during the one-week period ending two days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

3. Major Products and Materials

A.	Major products in 2008

(Unit: In billions of Won)
Business area	Sales types	Items (Market)	Specific use	Major trademark	Sales (%)
TFT-LCD	Product/ Service/ Other Sales	TFT-LCD (Overseas)	Panels for Notebook Computer, Monitor, TV, Applications, etc.	LG Display	14,801 (93.3%)
		TFT-LCD (Korea*)	Panels for Notebook Computer, Monitor, TV, Applications, etc.	LG Display	1,064 (6.7%)
Total					15,865 (100%)

*	Including local export.
**	Period: January 1, 2008 ~ December 31, 2008
***	Our major trademark changed from LG.Philips LCD to LG Display following our name change to LG Display Co., Ltd. in March 2008.

B.	Average selling price trend of major products

			(Unit: USD / m2)
Description	2008 Q4	2008 Q3	2008 Q2	2008 Q1
TFT-LCD panel	766	992	1,274	1,339

*	Semi-finished products in the form of cells have been excluded
**	Quarterly average selling price per square meter of net display area shipped
***	On a consolidated basis

C.	Major materials

(Unit: In billions of Won)
Business area	Purchase types	Items	Specific use	Purchase amount (%)		Remarks
TFT-LCD	Materials	Back-Light	LCD Panel Manufacturing	2,249 (25.13%	)	Heesung Electronics Ltd., etc.
		Glass		2,330 (26.05%	)	Samsung Corning Precision Glass Co., Ltd., NEG, etc.
		Polarizer		1,176 (13.15%	)	LG Chem., etc.
		Others		3,192 (35.67%	)	—
Total				8,947 (100.0%	)	—

*	Period : January 1, 2008 ~ December 31, 2008

D.	Price trend of major materials

•	Prices of major materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-size panels.

4. Production and Equipment

A.	Production capacity and calculation

(1)	Production capacity

			(Unit : 1,000 Glass sheets)
Business area	Items	Business place	2008	2007	2006
TFT-LCD	TFT-LCD	Gumi, Paju	12,492	11,544	9,942

(2)	Calculation of production capacity

a.	Method

	Assumptions for calculation

•	Based on input glass

‚	Calculation method

•	2007 and 2008 : Monthly maximum input capacity in the year x number of months (12 months).

•	2006 : Monthly maximum input capacity for 4th quarter of 2006 x number of months (12 months).

b.	Average working hours

•	See 4.B(2) below.

B.	Production performance and working ratio

(1)	Production performance

	(Unit: 1,000 Glass sheets)
Business area	Items	Business place	2008	2007	2006
TFT-LCD	TFT-LCD	Gumi, Paju	11,042	10,182	9,052
* Based on input glass

(2)	Working ratio

	(Unit: Hours)
Business place (area)	Available working hours of 2008	Real working hours of 2008	Average working ratio
Gumi (TFT-LCD)	8,784 (24 hours X 366 Days)	8,616 (24 hours X 359 Days)	98.1%
Paju (TFT-LCD)	8,784 (24 hours X 366 Days)	8,592 (24 hours X 358 Days)	97.8%

C.	Investment plan

(1)	Investment in progress

	(Unit: In billions of Won)
Business area	Description	Investment period	Investment assets	Investment effect	Total investment	Already invested	To be invested	Remarks
TFT-LCD	New / expansion, etc.	Q4 ‘05~	Building / machinery	New production	4,400	3,679	721	—

(2)	Investment plan (on a consolidated basis)

(Unit: In billions of Won)
Business area	Project	Expected total investment		Expected yearly investment amount			Investment effects	Remarks
		Asset type	Amount	2009 *	2010 **	2011 **
TFT-LCD	New / expansion, etc.	Building/ machinery, etc.	2,000 ~ 2,500	2,000 ~ 2,500		— —	Capacity expansion, etc.	—
* Expected investments in 2009 are subject to change depending business and market conditions ** Expected investments in 2010 and in 2011 cannot be projected due to industry characteristics

5. Sales

A.	Sales performance

		(Unit: In billions of Won)
Business area	Sales types	Items (Market)		2008	2007	2006
			Overseas	14,801	13,137	9,355
TFT-LCD	Products, etc.	TFT-LCD	Korea*	1,064	1,026	846
			Total	15,865	14,163	10,201
* Including local export.

B.	Sales route and sales method

(1)	Sales organization

•	As of December 31, 2008, each of the IT Business Unit, TV Business Unit, Mobile Business Unit and OLED Business Unit had individual sales and customer support functions.

•	Sales subsidiaries in the United Sates, Germany, Japan, Taiwan and China (Shanghai and Shenzhen) perform sales activities in overseas countries and provide local technical support to customers.

(2)	Sales route

•	LG Display Headquarters g Overseas subsidiaries (USA/Germany/Japan/Taiwan /Shenzhen/Shanghai), etc. g System integrators, Branded customers g End users

•	LG Display Headquarters g System integrators, Branded customers g End users

(3)	Sales methods and conditions

•	Direct sales & sales through overseas subsidiaries, etc

(4)	Sales strategy

•	To secure stable sales to major PC makers and the leading consumer electronics makers globally

•

To increase sales of premium notebook computer products, to strengthen sales of the large-size, high-end monitor segment and to lead the large-size LCD TV market, including with respect to full-HD 120Hz TV monitors

•

To diversify our market in the small- to medium-sized monitor segment, including products such as mobile phone, P-A/V, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment, etc.

6. Directors & Employees

A.	Members of the Board of Directors as of December 31, 2008

Name	Date of Birth	Position	Business Experience
Young Soo Kwon	February 6, 1957	Representative Director, President and Chief Executive Officer	President and Chief Financial Officer of LG Electronics

James (Hoyoung) Jeong	November 2, 1961	Director and Chief Financial Officer	Executive Vice President and Chief Financial Officer of LG Electronics

Simon (Shin Ik) Kang	May 10, 1954	Director	Head of Digital Display Product Business Division of LG Electronics

Paul Verhagen	February 2, 1966	Director	Chief Financial Officer of Consumer Lifestyle Section, Philips Electronics

Ingoo Han	October 15, 1956	Outside Director	Dean, Graduate School of Management, Korea Advanced Institute of Science and Technology

Dongwoo Chun	January 15, 1945	Outside Director	Outside Director, Pixelplus

Bruce. I. Berkoff	August 13, 1960	Outside Director	President of LCD TV Association

Yoshihide Nakamura	October 22, 1942	Outside Director	President of ULDAGE, Inc.

William Y. Kim	June 6, 1956	Outside Director	Partner of Ropes & Gray LLP

B.	Committees of the Board of Directors

Committees of the Board of Directors as of December 31, 2008

Committee	Member
Audit Committee	Mr. Ingoo Han, Mr. Yoshihide Nakamura, Mr. William Y. Kim

Remuneration Committee	Mr. Simon (Shin Ik) Kang, Mr. Paul Verhagen, Mr. Dongwoo Chun, Mr. Bruce I. Berkoff

Outside Director Nomination and Corporate Governance Committee	Mr. Simon (Shin Ik) Kang, Mr. Paul Verhagen, Mr. Dongwoo Chun, Mr. William Y. Kim

C.	Director & Officer Liability Insurance

(1)	Overview of Director & Officer Liability Insurance (as of December 31, 2008)

			(Unit: USD)
Name of insurance	Premium paid in 2008	Limit of liability	Remarks
Directors & Officers Liability Insurance	1,984,000	100,000,000	—

*	In July 2008, we renewed our director & officer liability insurance with coverage until July 2009.

(2)	The approval procedure for the Director & Officer Liability Insurance

•	The limit for liability, coverage and premiums were approved pursuant to our internal policy.

(3)	The insured

1.	LG Display and its subsidiaries and their respective Directors and Officers

2.	Duly elected or appointed Directors or Officers, past and new Directors and Officers during the policy period

3.	The estates and heirs of deceased Directors or Officers, and the legal representatives of Directors or Officers in the event of their incompetence, insolvency or bankruptcy (only if the Directors or Officers were employed at the time the acts were committed)

(4)	The Covered Risks

1.	The liability of a director or an officer for the Loss to shareholders or 3rd parties, arising from any alleged Wrongful Act of a director or officer of the Company in their respective capacities, provided that the director or officer duly discharged his or her fiduciary duties

a.	Wrongful Act means any breach of duty, neglect, error, misstatement, misleading statement or omission by the Directors or Officers

b.	Loss includes damages, judgments, settlements and Defense Costs

2.	Coverage for security holder derivative action & security claims

The Loss arising out of any security holder derivative action is paid in accordance with the ‘Security Holder Derivative Action Inclusion Clause’. Securities Loss, incurred on account of a Securities Claim against the Directors, Officers and/or the Company, is covered (except for exclusions).

(5)	Exclusions

1.	General Exclusions (any loss related to following items):

•	Any illegal gaining of personal profit through, dishonest or criminal act;

•	Remuneration payment to the Insureds without the previous approval of the stockholders, which payment was illegal;

•	Profits in fact made from the purchase or sale of securities of the Company using non public information in an illegal manner;

•

Payment of commissions, gratuities, benefits or any other favor provided to a political group, government official, director, officer, employee or any person having an ownership interest in any customers of the Company or their agent(s), representative(s) or member(s) of their family or any other entity(ies) with which they are affiliated;

•	Wrongful Acts alleged in any claim which has been reported under any policy of which this policy is a renewal or replacement;

•	Any pending or prior litigation as of the inception date of this policy, or derived from the same facts as alleged in such pending or prior litigation, etc.;

•	Wrongful Act which Insured knew or should reasonably have foreseen at the inception date of this policy;

•	Pollutants, contamination;

•	Nuclear material, radioactive contamination;

•

Bodily injury, disease, death or emotional distress of any person, or damage to tangible property, loss of use of property, or injury from oral or written publication of a libel or slander, or material that violates a person’s right of privacy;

•	Any alleged Wrongful Act of any Subsidiary of which the insured did not own more than 50% of stock either directly or indirectly through its Subsidiaries.

2.	Special Exclusions (any loss related to following items)

•	Punitive Damage

•	Nuclear Energy Liability

•	Mutual claim between Insureds

•	Claim of a large shareholder (one holding 15% or more of the outstanding shares)

•	Claim by a government entity

•	Professional Service liability

•	Section 16(b) of the Securities Exchange Act of 1934 or a similar law

•	ERISA (Employee Retirement Income Security Act)

•	The so called ‘Year 2000 Problem’

•	War & Terrorism

•	Asbestos/Mould liability

•	Patent / Copyright liability, etc.

D.	Employees

(as of December 31, 2008)					(Unit: person, in millions of Won)

Sex	Details of employees *				Total Salary in 2008 **	Per Capita Salary	Average Service Year
	Office Worker	Line Worker	Others	Total
Male	5,745	7,403	—	13,148	582,969	49.0	5.0
Female	544	5,264	—	5,808	181,070	34.8	3.1
Total	6,289	12,667	—	18,956	764,039	44.7	4.4

*	Directors and executive officers have been excluded
**	Welfare benefit and retirement expense have been excluded
**	Based on cash payment

E.	Stock Option

The following table sets forth certain information regarding our stock option plan as of December 31, 2008.

Executive Officers	Grant Date	Exercise Period		Exercise Price		Number of Granted Options	Number of Exercised Options	Number of Exercisable Options *
		From	To
Ron H.Wirahadiraksa	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	100,000	0	50,000
Duke M. Koo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	20,000
Sang Deog Yeo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	20,000
Jae Geol Ju	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	20,000
Total						220,000		110,000

*	When the increase rate of our share price is the same or less than the increase rate of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted shares are exercisable. Since the increase rate of our share price was lower than the increase rate of KOSPI during the period from April 7, 2005 to April 7, 2008, only 50% of the 220,000 initially granted shares are exercisable.

7. Financial Information

A.	Financial Highlights (Based on Consolidated, Korean GAAP)

(Unit: In millions of Won)
Description	2008	2007	2006	2005	2004
Current Assets	7,018,010	5,746,133	3,154,627	3,846,068	3,391,478
Quick Assets	5,881,337	4,922,209	2,101,922	3,155,283	2,586,190
Inventories	1,136,673	823,924	1,052,705	690,785	805,288
Non-current Assets	10,370,356	8,033,702	10,333,160	9,828,014	6,965,824
Investments	190,227	24,718	19,298	14,173	16
Tangible Assets	9,270,262	7,528,523	9,428,046	9,199,599	6,528,182
Intangible Assets	199,697	123,111	123,826	159,306	192,010
Other Non-current Asset	710,170	357,350	761,990	454,936	245,616
Total Assets	17,388,366	13,779,835	13,487,787	13,674,082	10,357,302
Current Liabilities	4,785,882	2,401,222	3,208,789	3,138,835	2,568,264
Non-current Liabilities	3,313,861	3,089,154	3,389,322	2,859,650	2,016,396
Total Liabilities	8,099,743	5,490,376	6,598,111	5,998,485	4,584,660
Capital Stock	1,789,079	1,789,079	1,789,079	1,789,079	1,626,579
Capital Surplus	2,311,071	2,311,071	2,275,172	2,279,250	1,012,271
Other Accumulated Comprehensive Income	173,938	5,823	(13,948)	(1,418)	42,117
Retained Earnings	5,001,934	4,183,400	2,839,373	3,608,686	3,091,675
Minority Interest	12,601	86	—	—	—
Total Shareholder’s Equity	9,288,623	8,289,459	6,889,676	7,675,597	5,772,642

Description	2008	2007	2006	2005	2004
Sales Revenues	16,263,635	14,351,966	10,624,200	10,075,580	8,328,170
Operating Income (Loss)	1,735,441	1,504,007	(879,038)	469,697	1,728,356
Net Income (Loss)	1,086,778	1,344,027	(769,313)	517,012	1,655,445

B.	R&D Expense

(1)	Summary

(Unit: In millions of Won)
Account		2008	2007	2006	Remarks
Direct Material Cost		302,445	246,577	291,714	—
Direct Labor Cost		128,041	110,586	87,078	—
Depreciation Expense		21,679	22,516	20,671	—
Others		49,027	34,737	36,649	—
Total R&D Expense		501,192	414,416	436,112	—
Accounting	Selling & Administrative Expenses	148,037	106,082	82,635	—
Treatment	Manufacturing Cost	353,155	308,334	353,477	—
R&D Expense / Sales Ratio [Total R&D Expense/Sales for the period×100]		3.2%	2.9%	4.3%	—

(2)	R&D achievements

[Achievements in 2006]

1)	Development of high brightness/color gamut 17-inch wide slim LCD for notebook computer

•	Slim model (10tg7t), featuring 500nit, NTSC 72%

•	Development of slim and high brightness backlight

2)	World’s largest size 100-inch TFT-LCD development

•	High quality image without noise or signal distortion, applying low resistance copper bus line

•	High dignity picture for full-HD TV

3)	32-inch/42-inch HCFL Scanning Backlight applied LCD TV model development

•	Realization of MBR (Motion Blur Reduction) by application of Backlight Scanning technology

•	Lamp Quantity Reduction by HCFL (Hot Cathode Fluorescent Lamp) application

4)	World’s largest 20.1-inch TFT-LCD for notebook computer development

•	S-IPS Mode, sRGB, Realization of DCR 3000:1 by backlight control, brightness 300nit

5)	Ultra-slim TFT-LCD development for mobile phones

•	Realization of 1.3t by reducing light guide plate & glass thickness

6)	The fast response 2.0-inch TFT-LCD development for mobile phones

•	Realization of high quality image by new liquid crystal development (25msg16ms)

7)	Wide color gamut 30-inch wide TFT-LCD monitor development

•	Realization of 92% high color gamut by application of WCG CCFL

8)	LGE Chassis integration model (Tornado) development (32-inch/37-inch/42-inch)

•	Maximized cost reduction by co-design with LGE & LPL

•	Improved product competitiveness by thin & light design

9)	32-inch 120Hz new-mode panel development

•	Cost reduction & spec. upgrade by new-mode panel

•	MBR (Motion Blur Reduction) by 120Hz driving

10)	CI model development (new concept BL)

•	Cost reduction and productivity improvement by new concept backlight

[Achievements in 2007]

11)	Development of first Poland model

•	32-inch HD model

12)	Development of socket type backlight model

•	42-inch FHD model

•	47-inch HD/FHD model

13)	Development of new concept backlight model

•	Development of 32-inch HD model

•	Development of 42/47-inch model

14)	Development of interlace image sticking free technology and model

•	Improvement of low picture quality caused by TV interlace signals

15)	Development of TFT-LCD with ODF (One Drop Filling) for mobile phone application

•	Our first ODF model for mobile phone application (1.52 inch)

16)	Development of GIP (Gate in Panel) application model 15XGA

•	Removed gate drive IC: 3ea g 0ea

•	Reduction in net material costs and shortening of assembly process

17)	24-inch TN (92%) monitor model development

•	The world’s first large-size panel TN application

•	Realization of 92% high color gamut on the world’s largest TN panel

18)	15.4-inch LED backlight applied model development

•	The world’s first 15.4-inch wide LED-applied display panel for notebook computers

•	The world’s largest LED-applied panel for notebook computers

19)	Development of FHD 120Hz display panel

•	37- to 47-inch FHD model

20)	Development of backlight localization model

•	32-inch HD model

21)	Development of enhanced Dynamic Contrast Ratio technology

•	32-inch HD model

•	Enhanced from 5000:1 to 10000:1

22)	Development of technology that improves panel transmittance

•	Expected to be applied to new models

23)	Development of THM (through-hole mounting) technology and model

•	37- to 47-inch model

•	Providing more mounting options to users

24)	Development of the world’s first DRD (Double Rate Driving) technology-applied model

•	Source Drive IC reduction: 6ea g 3ea

•	Reduction in net material costs and shortening of assembly process

25)	COG (Chip On Panel) applied model development

•	Development of thin and light LCD panels made possible by flat type structure

26)	26-inch/30-inch IPS 102% monitor model development

•	Development of 26-inch/30-inch IPS model that can realize 102% wide color gamut

27)	2.4-inch narrow bezel for Mobile Display

•

The borders on the left and right sides of this 2.4-inch qVGA-resolution (240RGB×320) LCD panel measure just 1mm each. This is approximately 50% thinner than most a-Si TFT LCD panels currently produced, which generally have borders measuring closer to 2mm

28)	Development of 6-inch Electrophoretic Display Product (EDP) to be used in e-books. The first EPD product for LG Display

•	The first EDP to be developed and launched for e-books, the 6-inch SVGA-resolution (800RGBX600) EDP will be supplied to SONY

[Achievements in 2008]

29)	42FHD Ultra-Slim LCD TV development

•	Development of ultra-slim (19.8mm in thickness) 42-inch TV panel

30)	37FHD COF adoption LCD TV development

•	Cost reduction with TCP g COF change: $2.4 (as of March 2008)

31)	CCFL Scanning Backlight Technology development

•	Achieve 6ms MPRT from 8ms

32)	24WUXGA monitor model development applying RGB LED backlight

•	High color gamut (NTSC > 105%), color depth (10 bit)

33)	13.3-inch notebook computer model development applying LED backlight

•	Thin & Light model development applying LED backlight and COG technology (3.5mm in thickness, 275g in weight)

34)	IPS GIP technology development

•	Developed LCD industry’s first WUXGA GIP technology in wide view mode area (IPS, VA)

•	Comparative advantage in cost & transmittance over VA

35)	17.1-inch notebook computer model development applying RGB LED backlight

•	High color gamut (100%) notebook computer model development applied RGB LED backlight

36)	Free Form LCD development (Elliptical, Circle)

•	Development of the world’s largest 6-inch elliptical and 1.4-inch circular-shaped LCD panels

•

Developing non-traditional shaped displays by applying (i) error-free, cutting-edge techniques to overcome technical limitations in making curved LCD panels, (ii) accumulated panel design knowledge and (iii) unique screen information processing algorithm

•

Potential applications of the elliptical-shaped LCD panels include digital photo frame, as well as instrument panels for automobiles and home electronics. The circular LCD panel is expected to make a huge impact in the design of small digital devices like mobile phones, watches and gaming devices.

37)	42HD power consumption saving technology development

•	Power consumption reduction using lamp mura coverage technology which reduces the number of lamps used for B/L from 18pcs(160W) to 9pcs(80W) in case of 42-inch HD LCD panels.

38)	New liquid crystal development

•	CR: Up 5% compared with the MP level.

•	Material cost is same to the MP material.

39)	New AG Polarizer development:

•	New Polarizer which has a low CR drop ratio under bright room condition

•	CR drop ratio under 1,500lux compared with dark room condition : 82% g 67%

40)	PSM (Potential Sharing Method) technology development

(Improves the Yogore mura characteristics by applying a different electric circuit driving method)

•	The time for Yogore mura occurrence delayed by more than 50%

: Black line 1level base, 552Hrs, 720Hrs g 1,392Hrs, 2,064Hrsh

41)	LED backlight 47FHD TV model in development

•	Development of next generation light source which enables realization of ultra slim LCD panels

42)	24WUXGA monitor model development applying RGB LED backlight

•	Our first green & slim monitor model development applying white LED backlight (thickness 18.3mm)

•	Our first display port interface type monitor

43)	Line up of aspect ratio 16:9 wide models (185W, 23W, 27W)

•	16:9 models provide for better productivity and larger contents area than existing 16:10 models

•	Supports HD or FHD that are compatible with TV applications

•	Development of our first 27W size model

44)	Power consumption saving monitor model development

•	Reduces power consumption by 40% by decreasing the number of B/L lamps from 4pcs to 2pcs (17SXGA, 19SXGA, 185WXGA, 19WXGA+. 22WSXGA+)

45)	Notebook model development applying VIC (Viewing Image Control) technology

•

Unlike existing models which use external polarizer attachments to adjust viewing angles, the VIC technology allows for the adjustment to be controlled by the LCD panel itself. (Wide viewing angle « Narrow viewing angle)

46)	Notebook model development applying 0.3t glass

•	Thin & Light model development applying 0.3t glass

47)	8.9-inch small size Notebook (Netbook) Model development.

•	Development of minimum size notebook model for improved portability.

48)	New aspect ratio 16:9 Notebook Model development

•	Existing aspect ratios: 16:10, 4:3

•	New aspect ratio 16:9, 15.6-inch Notebook Model development

49)	Development of highest resolution for Mobile application that uses the a-Si method.

•	Development of the world’s first 3-inch WVGA LCD panels (300ppi)

50)	42FHD Super Narrow Bezel LCD TV Development

•	Development of Narrow Bezel (10.0mm in metal bezel) 42-inch TV panel

51)	47FHD Slim Depth & Narrow Bezel LCD TV Development

•	Development of Slim (20.8mm in thickness) & Narrow Bezel (14.0mm in metal bezel) 47-inch TV panel

52)	Display Port development

•	Securing the next generation Interface technology that will replace the current LVDS interface: Decreases the number of connector pins from 91pin (51+41) to 30pin and improves EMI characteristics

53)	LCM Rotation Circuit development

•	Increases the design flexibility of TV Set Customers by using a 180° screen rotation function

54)	Small- to medium-size TV model development

•	Catering to increased demand for a secondary TV

•	19/22/26 inch model development

55)	55FHD TV model development

•	Development of 55-inch (a new category) TV panel applying scanning B/L technology

56)	TV model development applying GIP+TRD technology

•	Development of 32-inch and 26-inch HD TV applying GIP+TRD technology

57)	One PCB structure development

•	Achieving cost reduction by combining Source PCB with Control PCB: $1.94g$1.1

58)	42FHD Gate Single Bank technology development

•	Gate Drive IC reduction by applying 42FHD Gate Single Bank technology: 8ea g 4ea

59)	22-inch WSXGA+ model development for Economy IPS Monitor

•	Development of the world’s first Economy IPS 22-inch WSXGA+ model

•	Achieving cost competitiveness by applying various cost reduction technologies, including DBEF-D sheet deletion

60)	21.5-inch TN FHD model development applying 960ch Source Driver IC chip

•	Development of LG Display’s first 21.5-inch wide-format TN FHD model

•	Increased cost competitiveness by applying 960ch Source Driver IC chip, which reduces IC: 8ea g 6ea

61)	World’s largest 27” monitor LCD development applying BDI (Blank Data Insertion) technology

•	Achieved fms MPRT without extra-cost (equivalent to 120 hz driving)

•	Applying LGD’s own color compensation algorithm for clear display

62)	a-Si TFT based 3-inch DOD AMOLED technology development

•	Development of the world’s first 3-inch AMOLED applying a-Si TFT and DOD Structure

•	Possible to use prior LCD infrastructure (a-SI TFT) to develop AMOLED

63)	Development of AMOLED applying new crystallization (A-SPC) technology

•	Development of the world’s first AMOLED applying non-laser crystallization method (A-SPC)

•	Development of the world’s largest AMOLED TV

C.	Domestic Credit Rating

Subject	Month of rating	Credit rating	Rating agency (Rating range)
Corporate Debenture	March 2005	AA-	National Information & Credit Evaluation, Inc. (AAA ~ D)
	June 2005	AA-
	June 2006	AA-
	December 2006	A+
	June 2007	A+
	September 2008	A+
	March 2005	AA-	Korea Investors Service, Inc. (AAA ~ D)
	June 2005	AA-
	June 2006	AA-
	January 2007	A+
	June 2007	A+
	September 2008	A+

Commercial Paper	June 2005	A1	National Information & Credit Evaluation, Inc. (A1 ~ D)
	January 2006	A1
	June 2006	A1
	December 2006	A1
	June 2007	A1
	December 2007	A1
	September 2008	A1
	June 2006	A1	Korea Investors Service, Inc. (A1 ~ D)
	January 2007	A1
	June 2007	A1
	December 2007	A1
	September 2008	A1

D.	Remuneration for directors in 2008

				(Unit: In millions of Won)

Classification	Salary Paid	Approved Salary at Shareholders Meeting	Per Capita Average Salary Paid	Fair value of stock option	Remarks
Inside Directors (4 persons)	2,217	13,400	555	—	—
Outside Directors (5 persons)	250		50	—	Audit committee consists of three outside directors

*	Period: January 1, 2008 ~ December 31, 2008
*	Salary paid is calculated on the basis of actually paid salary except accrued salary and severance benefits

E.	Derivative instrument

(1)	Derivative instruments used by the Company for hedging purposes as of December 31, 2008 are as follows:

Hedging purpose	Derivative instrument
Hedge of fair value	Foreign currency forwards

Hedge of cash flows	Foreign currency forwards(*)
Cross currency swap
Interest rate swap

(*)	Effective October 1, 2008, the Company discontinued the designation of foreign currency forward contracts as a hedging instrument for hedge of future cash flows and ceased the use of hedge accounting.

(2)	Hedge of fair value

The Company enters into foreign currency forward contracts to manage the exposure to changes in the value of foreign currency denominated accounts receivable and accounts payable in accordance with its foreign currency risk management policy. Hedge accounting is not applied related to the abovementioned derivatives.

1)	Foreign Currency Forwards

Details of foreign currency forwards outstanding as of December 31, 2008 are as follows:

(In millions of Won and USD, except forward rate)

Bank	Maturity date	Selling		Buying		Forward rate
BNP Paribas Bank and others	January 28, 2009~ May 18, 2009	USD	225	(Won)	306,738	(Won)1,302.2~ (Won)1,419.1: USD1

2)	Unrealized gains and losses related to the above derivatives as of December 31, 2008 are as follows:

(In millions of Won)

Type	Unrealized gains		Unrealized losses
Foreign Currency Forwards	(Won)	24,574	—

The unrealized gains are charged to operations as gains on foreign currency translation for the year ended December 31, 2008.

(3)	Hedge of cash flows

The Company enters into foreign currency forward contracts to manage the exposure to changes in cash flows related to forecasted purchase of raw materials and sale of products in foreign currencies. In addition, the Company entered into cross currency swap and interest rate swap contracts to manage the exposure to changes in cash flows from changes in foreign currency exchange rates and interest rates related to floating rate notes. Details of the Company’s derivative instruments related to hedge of cash flows as of December 31, 2008 are as follows:

1)	Foreign Currency Forwards

Details of foreign currency forwards outstanding as of December 31, 2008 are as follows:

(In millions of Won and USD, except forward rate)

Bank	Maturity date	Selling	Buying		Forward rate
BNP Paribas Bank and others	January 20, 2009~ January 28, 2009	USD20	(Won)	21,024	(Won)1,046.9~ (Won)1,055.5 : USD1

The Company discontinued the cash flow hedge accounting effective October 1, 2008 for foreign currency forwards. Losses from derivative contracts incurred before October 1, 2008 were recognized as accumulated other comprehensive income, net of tax and subsequent losses from changes in the fair value of derivative instruments amounting to KRW1,517 million are recognized immediately in earnings.

Above mentioned contracts of derivatives were entered into before September 30, 2008, and are not past due as of December 31, 2008. There are no derivatives relating to cash flow hedge that are newly entered into after October 1, 2008.

The net unrealized losses, recorded under accumulated other comprehensive income, are expected to be recognized as realized gains and losses within the next twelve months.

2)	Cross Currency Swap

(In millions of Won and USD, except forward rate)

Bank	Maturity date	Selling		Buying	Contract rate
Kookmin Bank and others	August 29, 2011~ January 31, 2012		—	USD150	Receive floating rate	3M LIBOR~ 3M LIBOR+0.53%
		(Won)	143,269	—	Pay fixed rate	4.54%~5.35%

Net unrealized gains and losses, net of related taxes, were recorded as accumulated other comprehensive income.

In relation to the abovementioned cross currency swap, unrealized losses amounting to KRW5,804 million, recorded as accumulated other comprehensive income, are expected to be charged to operations as losses within the next twelve months.

3)	Interest Rate Swap

(In millions of USD, except forward rate)

Bank	Maturity date	Contract amount	Contract rate
SC First Bank	May 21, 2009~ May 24, 2010	USD150	Receive floating rate	6M LIBOR
			Pay fixed rate	5.375%~5.644%

Net unrealized gains and losses, net of related taxes, were recorded as accumulated other comprehensive income.

In relation to the abovementioned interest rate swap, unrealized losses amounting to KRW5,421 million, recorded as accumulated other comprehensive income, are expected to be charged to operations as losses within the next twelve months.

4)	Unrealized gains and losses, before tax, related to hedge of cash flows as of December 31, 2008 are as follows:

(In millions of Won)
Type	Unrealized gains		Unrealized losses	Cash flow hedge requirements
Foreign currency forwards	(Won)	—	2,534	Fulfilled
Cross currency swap(*)		—	11,511	Fulfilled
Interest rate swap		—	8,017	Fulfilled

(*)	The unrealized gains amounting to KRW47,895 million related to the foreign exchange rate risk are recognized as gains in the non-consolidated statement of income in the current period.

(4)	Realized gains and losses related to derivative instruments for the year ended December 31, 2008 are as follows:

(In millions of Won)

Hedge purpose	Type	Transaction gains		Transaction losses
Cash flow hedge	Cross currency swap	(Won)	145	1,101
Cash flow hedge	Interest rate swap		—	3,653
Cash flow hedge	Foreign currency forwards		5,978	195,843
Fair value hedge	Foreign currency forwards		19,619	240,010
Fair value hedge	Range forward options		2,441	59,538

F.	Status of Equity Investment as of December 31, 2008

Company	Total issued and outstanding shares	Number of shares owned by us	Ownership ratio
LG Display America, Inc.	5,000,000	5,000,000	100%
LG Display Japan Co., Ltd.	1,900	1,900	100%
LG Display Germany GmbH	960,000	960,000	100%
LG Display Taiwan Co., Ltd.	11,550,000	11,550,000	100%
LG Display Nanjing Co., Ltd.	*	*	100%
LG Display Hong Kong Co., Ltd.	115,000	115,000	100%
LG Display Shanghai Co., Ltd.	*	*	100%
LG Display Poland Sp. zo.o.	5,110,710	4,103,277	80%
LG Display Guangzhou Co., Ltd.	*	*	86%
LG Display Shenzhen Co., Ltd.	*	*	100%
Paju Electric Glass Co., Ltd.	3,600,000	1,440,000	40%
TLI Co., Ltd.	7,817,950	1,008,875	13%
AVACO Co., Ltd.	10,237,204	2,037,204	20%
Guangzhou Vision Display Technology Research and Development Limited	*	*	50%
NEW OPTICS., Ltd.	18,675,000	6,850,000	37%
Suzhou Raken Technology Co., Ltd.	*	*	51%

*	No shares have been issued in accordance with the local laws and regulations.

8. Subsequent Events

(1)	On January 12, 2009, we established LG Display Singapore Pte. Ltd., a wholly-owned subsidiary in Singapore with paid-in capital of SGD1.4 million (KRW1,250 million).

(2)	On March 16, 2009 (settlement date), Philips Electronics sold its remaining 13.2% (47,225,000 shares of our common stock) equity interest in us.

LG DISPLAY CO., LTD.

(Formerly, LG.Philips LCD Co., Ltd.)

AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2008

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Stockholders and Board of Directors

LG Display Co., Ltd.:

We have audited the accompanying consolidated balance sheet of LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.) and subsidiaries (the “Company”) as of December 31, 2008, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our audit. The accompanying consolidated financial statements of the Company as of December 31, 2007 were audited by Samil PricewaterhouseCoopers, whose report thereon dated February 18, 2008 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and the results of its operations, the changes in its equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the Republic of Korea.

As discussed in note 3(b) to the consolidated financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations, changes in stockholders’ equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and audit standards and their application in practice.

Without qualifying our opinion, we draw attention to the following:

As discussed in note 20(b) to the consolidated financial statements, as of December 31, 2008, the Company is under investigations by fair trade or antitrust authorities in Korea, Japan, Canada and European Commission with respect to possible anti-competitive activities in the LCD industry as of December 31, 2008. In addition, the Company has been named as defendants in a number of federal class actions in the United States and Canada alleging that the defendants violated the antitrust laws in connection with the sale of LCD panels, and the Company and certain of its officers and directors have been named as defendants in a federal class action in the United States by shareholders of the Company alleging violations of the U.S. Securities Exchange Act of 1934.

Each of these investigations, legal proceedings and claims is ongoing and the outcome in any of these matters may have a negative effect on the Company’s financial condition, results of operations or cash flows.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

February 16, 2009

This report is effective as of February 16, 2009, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

As of December 31, 2008 and 2007

(In millions of Won)	Note	2008		2007
Assets
Cash and cash equivalents	4, 18	(Won)	1,367,752	1,196,423
Short-term financial instruments	4		2,055,000	785,000
Available-for-sale securities	7		74	63
Trade accounts and notes receivable, net	5,9,10,18,20		2,004,758	2,339,690
Other accounts receivable, net	5, 18		36,260	97,098
Accrued income, net	5		87,846	13,949
Advance payments, net	5		409	2,783
Prepaid expenses			38,263	35,613
Prepaid value added tax	18		176,379	105,924
Deferred income tax assets, net	26		86,048	332,926
Inventories, net	6, 13		1,136,673	823,924
Other current assets			28,548	12,740

Total current assets			7,018,010	5,746,133

Long-term financial instruments			13	13
Available-for-sale securities	7		129,497	1
Equity method investments	8		60,717	24,704
Property, plant and equipment, net	9,10,11,12,13		9,270,262	7,528,523
Intangible assets, net	14		199,697	123,111
Long-term other receivable, net	5		25,056	20,141
Long-term prepaid expenses			150,808	155,656
Deferred income tax assets, net	26		443,877	151,058
Non-current guarantee deposits			50,781	30,495
Other non-current assets			39,648	—

Total non-current assets			10,370,356	8,033,702

Total assets		(Won)	17,388,366	13,779,835

See accompanying notes to consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

As of December 31, 2008 and 2007

(In millions of Won)	Note	2008		2007
Liabilities
Trade accounts payable and notes payable	9, 18	(Won)	988,094	994,701
Other accounts payable	18		2,044,888	614,904
Short-term borrowings	5, 16		601,068	4,660
Advances received			17,155	82,101
Unearned income			—	15,248
Withholdings			15,675	7,160
Accrued expenses	18		203,867	99,288
Income tax payable	26		294,494	78,133
Warranty reserve, current	19		48,008	49,295
Current portion of long-term debt and debentures, net of discounts	15, 16		553,169	409,082
Other current liabilities			19,464	46,650

Total current liabilities			4,785,882	2,401,222

Debentures, net of current portion and discounts on debentures	15		1,490,445	1,998,147
Long-term debt, net of current portion	16		1,242,656	993,785
Long-term accrued expenses	31		16,471	12,680
Long-term other accounts payable	2, 20		462,922	31,046
Accrued severance benefits, net	17		70,232	53,496
Warranty reserve, non-current	19		10,097	—
Other non-current liabilities			21,038	—

Total non-current liabilities			3,313,861	3,089,154

Total liabilities			8,099,743	5,490,376

Stockholders’ equity
Controlling interest
Common stock, (Won)5,000 par value. Authorized 500,000,000 shares; issued and outstanding 357,815,700 shares in 2008 and 2007	1, 22		1,789,079	1,789,079
Capital surplus	23		2,311,071	2,311,071
Accumulated other comprehensive income	24		173,938	5,823
Retained earnings			5,001,934	4,183,400

Total controlling interest			9,276,022	8,289,373
Minority interest			12,601	86

Total stockholders’ equity			9,288,623	8,289,459

Commitments and contingencies	20

Total liabilities and stockholders’ equity		(Won)	17,388,366	13,779,835

See accompanying notes to consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

For the years ended December 31, 2008 and 2007

(In millions of Won, except earnings per share)	Note	2008		2007
Sales	9, 10, 35	(Won)	16,263,635	14,351,966
Cost of sales	9, 10,27		13,616,615	12,115,363

Gross profit			2,647,020	2,236,603

Selling and administrative expenses	28		911,579	732,596

Operating income			1,735,441	1,504,007

Interest income			209,661	58,348
Rental income			3,203	3,796
Foreign exchange gains			2,855,861	376,381
Gain on foreign currency translation			281,978	61,315
Equity income on investments	8		8,477	6,860
Gain on disposal of property, plant and equipment			1,066	1,485
Gain on disposal of intangible assets			1,633	—
Commission earned			13,894	163,755
Reversal of allowance for doubtful accounts			10,859	—
Gain on redemption of debentures	15		1,152	1,868
Other income			6,124	9,992

Non-operating income			3,393,908	683,800

Interest expense	5		153,543	201,296
Foreign exchange losses			2,687,150	299,076
Loss on foreign currency translation			500,937	51,662
Equity losses on investments	8		889	—
Donations			8,959	2,344
Loss on disposal of trade accounts and notes receivable			—	18,463
Loss on disposal of property, plant and equipment			736	4,141
Impairment loss on property, plant, and equipment	11		83	44,398
Other bad debt expenses			6	3,166
Loss on redemption of debentures	15		13	19,500
Loss on sale of investment in equity securities	8		100	—
Other expenses	20		465,434	802

Non-operating expenses			3,817,850	644,848

Income before income taxes			1,311,499	1,542,959
Income tax expense	26		224,721	198,932

Net income		(Won)	1,086,778	1,344,027

Net income of the Controlling Company		(Won)	1,086,896	1,344,027

Net income (loss) of minority interest		(Won)	(118)	—

Earnings per share	29
Basic earnings per share		(Won)	3,038	3,756

Diluted earnings per share		(Won)	3,003	3,716

See accompanying notes to consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2008 and 2007

(In millions of Won)	Note	Capital stock		Capital surplus	Accumulated other comprehensive income	Retained earnings	Minority interest	Total
Balances at January 1, 2007		(Won)	1,789,079	2,275,172	(13,948)	2,839,373	—	6,889,676
Net income			—	—	—	1,344,027	—	1,344,027
Change in consideration for conversion rights			—	35,899	—	—	—	35,899
Change in cumulative translation adjustments	32		—	—	46,772	—	—	46,772
Gain on valuation of cash flow hedges	24, 32		—	—	(22,925)	—	—	(22,925)
Loss on valuation of cash flow hedges	24, 32		—	—	(4,076)	—	—	(4,076)
Change in the investor’s share of subsidiary			—	—	—	—	86	86

Balances at December 31, 2007			1,789,079	2,311,071	5,823	4,183,400	86	8,289,459

Balances at January 1, 2008			1,789,079	2,311,071	5,823	4,183,400	86	8,289,459
Cash dividend			—	—	—	(268,362)		(268,362)
Net income (loss)			—	—	—	1,086,896	(118)	1,086,778
Change in cumulative translation adjustments	32		—	—	144,154	—	(225)	143,929
Change in fair value of available-for-sale securities	7, 32		—	—	25,934	—	—	25,934
Change in equity arising from application of equity method	8, 32		—	—	534	—	—	534
Gain on valuation of cash flow hedges	24, 32		—	—	(1,498)	—	—	(1,498)
Loss on valuation of cash flow hedges	24, 32		—	—	(1,009)	—	—	(1,009)
Change in the investor’s share of subsidiary			—	—	—	—	12,858	12,858

Balances at December 31, 2008		(Won)	1,789,079	2,311,071	173,938	5,001,934	12,601	9,288,623

See accompanying notes to consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2008 and 2007

(In millions of Won)	Note	2008		2007
Cash flows from operating activities:
Net income		(Won)	1,086,778	1,344,027
Adjustments for:
Depreciation			2,485,977	2,775,549
Amortization of intangible assets			55,044	54,468
Provision for severance benefits			68,992	62,828
Provision for warranty reserve	19		90,063	77,852
Loss (gain) on foreign currency translation, net			218,959	(16,682)
Equity income on investments, net			(7,588)	(6,860)
Loss on sale of Investment in equity securities, net			100	—
Loss (gain) on disposal of property, plant and equipment, net			(330)	2,656
Gain on disposal of intangible assets, net			(1,633)	—
Impairment loss on property, plant and equipment			83	44,398
Interest expense			2,483	—
Loss (gain) on redemption of debentures, net			(1,139)	17,632
Amortization of discount on debentures, net			30,838	45,323
(Reversal of) compensation expenses associated with stock option	31		(560)	560
Other expenses			458,017	—

			3,399,306	3,057,724
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable and notes receivable			187,879	(1,446,420)
Decrease (increase) in other accounts receivable			53,562	15,645
Decrease (increase) in accrued income			(73,897)	(13,098)
Decrease (increase) in advance payments			2,375	4,266
Decrease (increase) in prepaid expenses			26,751	16,939
Decrease (increase) in prepaid value added tax			(70,455)	(10,506)
Decrease (increase) in other current assets			2,154	13,135
Decrease (increase) in inventories			(312,749)	228,781
Decrease (increase) in long-term other receivables			(4,915)	(20,141)
Decrease (increase) in long-term prepaid expenses			(24,554)	(46,622)
Decrease (increase) in deferred income tax assets			(100,916)	112,630
Decrease (increase) in other non-current assets			2,535	—
Increase (decrease) in trade accounts and notes payable			83,812	36,778
Increase (decrease) in other accounts payable			170,689	(19,852)
Increase (decrease) in advances received			(64,946)	36,267
Increase (decrease) in unearned income			—	8,193
Increase (decrease) in withholdings			8,516	(18,215)
Increase (decrease) in accrued expenses			103,182	43,421
Increase (decrease) in income tax payable			216,361	73,476
Increase (decrease) in warranty reserve			(81,253)	(59,818)
Increase (decrease) in other current liabilities			(20,536)	(6,699)
Increase (decrease) in long-term accrued expenses			979	2,892
Increase (decrease) in long-term other accounts payable			1,106	—
Increase (decrease) in long-term unearned income			3,191	—
Increase (decrease) in deferred income tax liabilities			2	(19)
Accrued severance benefits transferred from affiliated company, net			3,339	2,117
Payment of severance benefits			(23,853)	(48,202)
Decrease (increase) in severance insurance deposits			(31,792)	(45,242)
Decrease (increase) in contribution to the National Pension Fund			51	110
Increase (decrease) in other non-current liabilities			11	—
Increase (decrease) in cumulative translation adjustments, net			58,368	44,940

			114,997	(1,095,244)

Net cash provided by operating activities		(Won)	4,601,081	3,306,507

See accompanying notes to consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (continued)

For the years ended December 31, 2008 and 2007

(In millions of Won)	Note	2008		2007
Cash flows from investing activities:
Acquisition of short-term financial instruments		(Won)	(1,270,000)	(785,000)
Increase in short-term loans			(54)	(9)
Disposal of available-for-sale securities			1	—
Acquisition of available-for-sale securities			(96,260)	(39)
Acquisition of equity method investments			(33,602)	—
Proceeds from dividend received from equity method investments			5,760	1,440
Proceeds from disposal of property, plant and equipment			2,976	5,546
Proceeds from disposal of intangible assets			3,196	—
Acquisition of property, plant and equipment			(2,775,902)	(1,577,319)
Acquisition of intangible assets			(125,413)	(18,651)
Decrease in guarantee deposits			32	412
Payment of guarantee deposits			(15,720)	(8,454)

Net cash used in investing activities			(4,304,986)	(2,382,074)

Cash flows from financing activities:
Proceeds from short-term borrowings			596,407	—
Repayment of short-term debt			—	(245,336)
Proceeds from debentures			—	508,997
Redemption of debentures			(78,308)	(590,401)
Proceeds from long-term debt			23,638	378,437
Repayment of long-term debt			—	(202,946)
Repayment of current portion of long-term debt			(425,608)	(571,052)
Increase in long-term other accounts payable			14,608	39,843
Increase in minority interest			12,947	86
Decrease in minority interest			(88)	—
Payment of cash dividends			(268,362)	—

Net cash used in financing activities			(124,766)	(682,372)

Net increase in cash and cash equivalents			171,329	242,061
Cash and cash equivalents, beginning of the year			1,196,423	954,362

Cash and cash equivalents, end of the year		(Won)	1,367,752	1,196,423

See accompanying notes to consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

1	Organization and Description of Business

The accompanying consolidated financial statements include the accounts of LG Display Co., Ltd. and its consolidated subsidiaries (collectively the “Company”). The general information of LG Display Co., Ltd. (the “Controlling Company”), its consolidated subsidiaries and its equity method investees is described below.

(a)	Description of the Controlling Company

LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.) was incorporated in 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) related business to the Controlling Company. The Company’s main business is to manufacture and sell TFT-LCD panels. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Controlling Company changed its name from LG.Philips LCD Co., Ltd. to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’s share interest in the Controlling Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of December 31, 2008, the majority of shares in the Controlling Company are owned by LG Electronics Inc. and Philips, 37.9% (135,625 thousand shares) and 13.2% (47,225 thousand shares), respectively.

As of December 31, 2008, the Controlling Company has LCD Research & Development Center and TFT-LCD manufacturing plants in Paju and TFT-LCD manufacturing plants and OLED manufacturing plant in Gumi. The Controlling Company has overseas subsidiaries located in the United States of America, Europe and Asia.

(b)	Consolidated Subsidiaries

(i) LG Display America, Inc. (“LGDUS”, formerly, LG.Philips LCD America, Inc.)

LGDUS, which is wholly owned by the Controlling Company, was incorporated in California, U.S.A., on September 24, 1999, to sell TFT-LCD products. As of December 31, 2008 and 2007, its capital stock amounted to USD5 million.

(ii) LG Display Japan Co., Ltd. (“LGDJP”, formerly, LG.Philips LCD Japan Co., Ltd.)

LGDJP, which is wholly owned by the Controlling Company, was incorporated in Tokyo, Japan, on October 12, 1999, to sell TFT-LCD products. As of December 31, 2008 and 2007, its capital stock amounted to JPY95 million.

(iii) LG Display Germany GmbH (“LGDDG”, formerly, LG.Philips LCD Germany GmbH)

LGDDG, which is wholly owned by the Controlling Company, was incorporated in Dusseldorf, Germany, on November 5, 1999, to sell TFT-LCD products. As of December 31, 2008 and 2007, its capital stock amounted to EUR1 million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

1	Organization and Description of Business, Continued

(b)	Consolidated Subsidiaries, Continued

(iv) LG Display Taiwan Co., Ltd. (“LGDTW”, formerly, LG.Philips LCD Taiwan Co., Ltd.)

LGDTW, which is wholly owned by the Controlling Company, was incorporated in Taipei, Taiwan, on April 12, 1999, to sell TFT-LCD products and its shares were acquired by the Controlling Company in May 2000 from LG Electronics Inc. As of December 31, 2008 and 2007, its capital stock amounted to NTD116 million.

(v) LG Display Nanjing Co., Ltd. (“LGDNJ”, formerly, LG.Philips LCD Nanjing Co., Ltd.)

LGDNJ, which is wholly owned by the Controlling Company, was incorporated in Nanjing, China, on July 15, 2002, to manufacture and sell TFT-LCD products. As of December 31, 2008 and 2007, its capital stock amounted to CNY1,643 million.

(vi) LG Display Hong Kong Co., Ltd. (“LGDHK”, formerly, LG.Philips LCD Hong Kong Co., Ltd.)

LGDHK, which is wholly owned by the Controlling Company, was incorporated in Hong Kong on January 24, 2003, to sell the TFT-LCD products. As of December 31, 2008 and 2007, its capital stock amounted to HKD12 million. LGDHK’s operations was transferred to LG.Philips LCD Shenzhen in 2007 and LGDHK is expected to liquidate in 2009.

(vii) LG Display Shanghai Co., Ltd. (“LGDSH”, formerly, LG.Philips LCD Shanghai Co., Ltd.)

LGDSH, which is wholly owned by the Controlling Company, was incorporated in Shanghai, China, on January 16, 2003, to sell TFT-LCD products. As of December 31, 2008 and 2007, its capital stock amounted to CNY4 million.

(viii) LG Display Poland Sp. zo.o. (“LGDWR”, formerly, LG.Philips LCD Poland Sp. zo.o)

LGDWR, which is 80.29% owned by the Controlling Company, was incorporated in Wroclaw, Poland on September 6, 2005, to manufacture and sell TFT-LCD products. As of December 31, 2008 and 2007, its capital stock amounted to PLN511 million.

(ix) LG Display Guangzhou Co., Ltd. (“LGDGZ”, formerly, LG.Philips LCD Guangzhou Co., Ltd.)

LGDGZ, which is 84.21% owned by the Controlling Company, was incorporated in Guangzhou, China, on June 30, 2006, to manufacture and sell TFT-LCD products. As of December 31, 2008 and 2007, its capital stock amounted to CNY678 million and CNY582 million.

(x) LG Display Shenzhen Co., Ltd. (“LGDSZ”, formerly, LG.Philips LCD Shenzhen Co., Ltd.)

LGDSZ, which is wholly owned by the Controlling Company, was incorporated in Shenzhen, China on August 28, 2007, to sell TFT-LCD products. As of December 31, 2008 and 2007, its capital stock amounted to CNY4 million.

(xi) Suzhou Raken Technology Ltd.

Suzhou Raken Technology Ltd. was incorporated in Suzhou, China for production of LCD modules and LCD TV sets on October 7, 2008. The Controlling Company entered into a joint venture agreement with AmTRAN Technology Co., Ltd. and each party acquired equity interest in the joint venture a 51% and 49%, respectively. As of December 31, 2008, its capital stock amounted to CNY139 million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

1	Organization and Description of Business, Continued

(c)	Equity Method Investment

(i) Paju Electric Glass Co., Ltd. (“PEG”)

PEG was incorporated in Paju, Korea, in January 2005, to produce electric glass. As of December 31, 2008 and 2007, its capital stock amounted to (Won)36,000 million and 40% of PEG is owned by the Controlling Company.

(ii) TLI Inc. (“TLI”)

TLI was incorporated on October 28, 1998, to manufacture and sell semiconductor parts for flat-panel display. In May 2008, the Controlling Company acquired 1,008,875 common shares of TLI (13.0%) at (Won)14,074 million through a stock purchase agreement for strategic alliance purposes. Although the Controlling Company’s share interests in TLI is below 20%, the Controlling Company is able to exercise significant influence through its right to assign a director in the board of directors of the investees and, accordingly, the investment in TLI has been accounted for using the equity method. Subsequent to the investment by the Controlling Company, TLI issued new shares due to employees’ exercise of stock options. Accordingly, the Controlling Company’s ownership in TLI decreased from 13.0% to 12.9%.

(iii) AVACO Co., Ltd. (“AVACO”)

AVACO was incorporated in 2000 to manufacture and sell equipment for flat-panel display. In June 2008, the Controlling Company acquired 2,037,204 common shares of AVACO (19.9%) at (Won)6,173 million through a stock purchase agreement for strategic alliance purposes. Although the Controlling Company’s share interests in AVACO is below 20%, the Controlling Company is able to exercise significant influence through its right to assign a director in the board of directors of AVACO and, accordingly, the investment in AVACO has been accounted for using the equity method.

(iv) Guangzhou New Vision Technology Research and Development Limited (“Guangzhou R&D JV Center”)

The Controlling Company entered into a joint venture agreement with Shenzhen Skyworth-RGB Electronics Co., Limited (“Skyworth-RGB”) to strengthen its strategic alliance with Skyworth-RGB and to jointly develop products for enhancing competitiveness in the Chinese market and, accordingly, Guangzhou R&D JV Center was set up for research and development on design of LCD modules and LCD TVs. Each party acquired a 50% equity interest in the joint venture and, in July 2008, the Controlling Company invested (Won)3,655 million.

(v) NEW OPTICS Ltd.

In July 2008, the Controlling Company acquired 6,850,000 common shares of NEW OPTICS Ltd. (36.68%) at (Won)9,700 million. The Controlling Company’s share interest in the investee exceeds 30%, however, the Controlling Company is not the shareholder with the majority ownership and, accordingly, investment in this investee has been accounted for using the equity method.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

2	Summary of Consolidated Subsidiaries

Consolidated subsidiaries as of December 31, 2008 are as follows:

Overseas Subsidiaries	Total issued and outstanding shares	No. of shares owned by the Controlling Company	Percentage of ownership	Closing date
LG Display America, Inc.	5,000,000	5,000,000	100%	12.31
LG Display Japan Co., Ltd.	1,900	1,900	100%	12.31
LG Display Germany GmbH	960,000	960,000	100%	12.31
LG Display Taiwan Co., Ltd.	11,550,000	11,550,000	100%	12.31
LG Display Nanjing Co., Ltd.	(*1)	(*1)	100%	12.31
LG Display Hong Kong Co., Ltd.	115,000	115,000	100%	12.31
LG Display Shanghai Co., Ltd.	(*1)	(*1)	100%	12.31
LG Display Poland Sp. zo.o.(*2)	5,110,710	4,103,277	80%	12.31
LG Display Guangzhou Co., Ltd.(*3)	(*1)	(*1)	84%	12.31
LG Display Shenzhen Co., Ltd.	(*1)	(*1)	100%	12.31
Suzhou Raken Technology Ltd.	(*1)	(*1)	51%	12.31

Global Professional Sourcing Co., Ltd. (“GPS”), a consolidated subsidiary in 2007, was liquidated in November 2008. Income from operations of GPS prior to the liquidation is included in the Company’s consolidated income statement.

(*1)	No shares have been issued in accordance with the local laws and regulations.
(*2)	Toshiba Corporation (“Toshiba”) acquired 20% of LGDWR in December 2007. With the acquisition of the 20% interest, Toshiba and the Controlling Company and LGDWR entered into a derivative contract that is indexed to LGDWR’s equity shares. According to the contract, the Controlling Company or LGDWR has a call option to buy Toshiba’s 20% interest in LGDWR and Toshiba has a put option to sell its 20% interest in LGDWR to the Controlling Company or LGDWR under the same terms: the price of the call is equal to the price of the put option which is the total amount of Toshiba’s investment at cost. The call and put option are exercisable after five years from the date of acquisition and on each anniversary thereafter with no stated expiry date in whole or in part. Toshiba’s investment in LGDWR is regarded as a financing due to the options and recorded as long-term other accounts payable. Accordingly, LGDWR is consolidated as a wholly owned subsidiary in the consolidated financial statements.
(*3)	Skyworth TV Holdings Limited (“Skyworth”) acquired 16% of equity interest in LGDGZ in June 2008. With the acquisition of the 16% interest, Skyworth and the Controlling Company entered into a derivative contract that is indexed to LGDGZ’s equity interest. According to the contract, LGD has a call option to buy Skyworth’s 16% interest in LGDGZ and Skyworth has a put option to sell its 16% interest in LGDGZ to LG Display Co., Ltd. under the same terms: the price of the call is equal to the price of the put option which is the total amount of Skyworth’s investment at cost. The call and put option is exercisable after five years from the date of acquisition with no stated expiry date in whole or in part. Skyworth’s investment in LGDGZ is regarded as a financing due to the options and recorded as long-term other accounts payable. Accordingly, LGDGZ is consolidated as a wholly owned subsidiary in the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

2	Summary of Consolidated Subsidiaries, Continued

A summary of the consolidated subsidiaries’ financial data as of and for the year ended December 31, 2008, prior to the elimination of intercompany transactions is as follows:

(In millions of Won)	Total assets		Total liabilities	Total stockholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	(Won)	309,739	723,893	(414,154)	2,270,393	(455,544)
LG Display Germany GmbH		572,538	561,051	11,487	2,831,857	2,660
LG Display Japan Co., Ltd.		202,028	190,016	12,012	1,610,953	1,781
LG Display Taiwan Co., Ltd.		453,944	427,453	26,491	3,659,801	5,322
LG Display Nanjing Co., Ltd.		606,131	196,085	410,046	374,053	74,862
LG Display Hong Kong Co., Ltd.		2,010	10	2,000	—	(5)
LG Display Shanghai Co., Ltd.		289,311	282,259	7,052	1,908,678	2,589
LG Display Poland Sp. zo.o.		374,876	217,012	157,864	147,582	(15,042)
LG Display Guangzhou Co., Ltd.		207,705	102,213	105,492	103,058	14,100
LG Display Shenzhen Co., Ltd.		143,102	139,702	3,400	1,228,057	1,101
Suzhou Raken Technology Ltd.		37,648	12,255	25,393	—	(246)

	(Won)	3,199,032	2,851,949	347,083	14,134,432	(368,422)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

3	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements

(a)	Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its consolidated financial statements are the same as those followed by the Company in its preparation of annual consolidated financial statements as of December 31, 2007.

(b)	Basis of Presenting Financial Statements

The Company maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended for use only by those who are informed about Korean accounting principles and practices. The accompanying consolidated financial statements have been translated into English from the Korean language consolidated financial statements.

(c)	Revenue Recognition

Revenue is recognized when the significant risks and rewards of ownership have been transferred to the Company’s customers, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods. Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts, volume rebates and other cash incentives paid to customers.

(d)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and in banks, and financial instruments with maturity of three months or less at the time of purchase. These financial instruments are readily convertible into cash without significant transaction costs and bear low risks from changes in value due to interest rate fluctuations.

(e)	Allowance for Doubtful Accounts

Allowance for doubtful accounts is estimated based on an analysis of individual accounts and past experience of collection and presented as a deduction from trade receivables.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

3	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(f)	Inventories

Inventories are stated at the lower of cost or market value, with cost being determined by a weighted-average method, except for the materials in transit, which is determined by a specific identification method. Valuation loss, which is comprised of the amount of any write-down of inventories to market value and the amount of loss from the difference between the quantity of inventories recorded in the financial statements and the actual quantity incurred in the ordinary course of business, is added to the cost of goods sold. Valuation loss for the holding inventories is presented as a reduction of the inventories. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed and reduces cost of sales to the extent that revised book value does not exceed the book value that would have been recorded without the impairment. For the years ended December 31, 2008 and 2007, valuation loss is (Won)109,542 million and reversal of valuation loss is (Won)89,054 million, respectively.

Variable production overheads are allocated based on the actual level of production and fixed production overheads are allocated based on the actual capacity of production facilities. However, the normal capacity may be used for allocation of fixed production overheads if the actual level of production is lower than the normal capacity. The difference between actual fixed production overheads and allocated amount based on the normal level of production is recognized as capacity variances in non-operating expenses.

(g)	Investments in Securities

Upon acquisition, the Company classifies debt and equity securities, excluding investments in subsidiaries, associates and joint ventures, into the following categories: held-to-maturity, trading securities or available-for-sale securities. This classification is reassessed at each balance sheet date.

Investments in debt securities where the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are acquired principally for the purpose of selling in the short-term are classified as trading securities. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

Investments in securities are initially recognized at the fair value of considerations provided by the Company for the acquisition of securities and related transaction costs.

Held-to-maturity investments are carried at amortized cost. Trading and available-for-sale securities are subsequently carried at fair value. Investments in available-for-sale securities that do not have readily determinable fair values are recognized at cost less impairment, if any.

Gains and losses arising from changes in the fair value of trading securities are included in the income statement in the period in which they arise. Unrealized gains and losses arising from changes in the fair value of available-for-sale securities are recognized as accumulated other comprehensive income or loss, net of tax, directly in equity. Gains and losses of available-for-sale securities are recognized in the income statement when the securities are disposed or an impairment loss is recognized. Held-to-maturity investments are carried at amortized cost with interest income and expense recognized in the income statement using the effective interest method.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

3	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(g)	Investments in Securities, Continued

The Company reviews investments in securities whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. Impairment losses are recognized when the reasonably estimated recoverable amounts are less than the carrying amount and it is not obviously evidenced that impairment is unnecessary.

Trading securities are presented as current assets. Available-for-sale securities, which mature within one year from the balance sheet date or where the likelihood of disposal within one year from the balance sheet date is probable, are presented as current assets. Held-to-maturity securities, which mature within one year from the balance sheet date, are presented as current assets. All other available-for-sale securities and held-to-maturity securities are presented as long-term investments.

(h)	Equity Method Investment

Investments in entities of which the Company has the ability to significantly influence are accounted for using the equity method of accounting. The Company records changes in its proportionate ownership in the net assets of the equity method investees in current operations or as adjustments to other comprehensive income (loss) or retained earnings, depending on the nature of the underlying change in the net assets of the equity method investees. If the carrying amount of an investment in an equity method investee falls below zero as a result of reflecting the investee’s losses when the equity method is applied, the Company discontinues recognizing further changes in its share of equity interest in the equity method investee and the related investment is accounted for at nil value. However, if the Company holds interest in the equity method investee, including preferred stocks, long-term loans and receivables issued by the equity method investee, the Company continues to account for the losses of the equity method investee until the carrying amount of the interest is reduced to zero.

Unrealized gains on transactions between the Company and its equity method investees are eliminated to the extent of the Company’s interest in each equity method investee. Unrealized gains are accounted for as a reduction of the carrying amount of the investment in the equity method investee, while unrealized losses are added to the carrying amount of the investment in the equity method investee.

At the date of acquisition of an investment in an equity method investee, the Company’s share of the difference between the fair value and book value of the identifiable assets and liabilities of an equity method investee is amortized or reinstated in accordance with the equity method investee’s methods of accounting for assets and liabilities. The amount of goodwill or negative goodwill is calculated as the difference between the acquisition cost of an investment in an equity method investee and the Company’s share of the fair value of the identifiable net assets of the equity method investee. Goodwill is amortized using the straight-line method over five years. The amount of negative goodwill up to the fair value of depreciable non-monetary assets is recognized using the straight-line method as a gain over the weighted average useful lives and the remainder of negative goodwill up to the fair value of non-depreciable assets is recognized as a gain in the period of disposal of the assets.

Assets and liabilities of a foreign company subject to the equity method of accounting for investments are translated into Korean Won at the rates of exchange prevailing at the balance sheet date, while their equity is translated at the exchange rate at the time of transactions, and income statement accounts at the average rate over the year. Resulting translation gains and losses are recorded as accumulated other comprehensive income and loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

3	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(i)	Interest in Joint Ventures

Joint ventures are those entities two or more venturers are bound by a contractual arrangement and the contractual arrangement establishes a joint control. The Company accounts for its interest in a jointly controlled entity using the equity method of accounting.

(j)	Property, Plant and Equipment

Upon acquisition, property, plant and equipment are stated at cost, which includes acquisition cost or production cost and other costs required to prepare the asset for its intended use as well as capitalized financial expense. Assets acquired through investment in kind or donations are recorded at their fair value upon acquisition. For assets acquired in exchange for a similar asset, the carrying amount of the asset given up is used to measure the cost of the asset received, and for assets acquired in exchange for a dissimilar asset, the fair value of the asset given up is used to measure the cost of the asset received unless the fair value of the asset received is more clearly evident.

Depreciation is computed by using the straight-line method over the estimated useful lives of the assets as follows:

Useful lives (years)
Buildings	20~40
Structures	20~40
Machinery and equipment	4
Vehicles	4,12
Tools, furniture and fixtures	3~5

Significant additions or improvement extending the useful lives or increasing the value of the assets are capitalized. Normal maintenance and repairs are charged to expenses as incurred.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

3	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(k)	Intangible Assets

Intangible assets are stated at cost, which includes acquisition or production cost and other costs required to prepare the asset for its intended use, less accumulated amortization and accumulated impairment loss, if any. Amortization commences when the asset is available for use, and the residual value of an intangible asset is assumed to be zero.

Costs incurred during the development phase are recognized as assets only if the criteria for capitalization as an intangible asset are met, otherwise costs are recognized as a development cost in cost of sales or selling, general and administrative expenses. Any expenditure incurred in the research phase is recognized as research expense in selling, general and administrative expenses.

Intangible assets are amortized using the straight-line method over the following estimated useful lives:

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity and gas supply facilities	10
Rights to use industrial water facilities	10
Software	4

(l)	Grants Received

Grants received from government and other third parties, which are to be repaid, are recorded as a liability. While non-refundable grants received are presented as a reduction of the acquisition cost of the acquired assets, grants received for a specific purpose, not related to the acquisition of assets, are offset against the related expense, and other grants received are recorded as other income.

(m)	Impairment of Assets

When the book value of an asset is significantly greater than its recoverable value due to obsolescence, physical damage or an abrupt decline in the market value of the asset, the decline in value is deducted from the book value to agree with the recoverable amount and is recognized as an asset impairment loss for the period. When the recoverable value subsequently exceeds the book value, the reversal of impairment amount is recognized as a gain for the period to the extent that the revised book value does not exceed the book value that would have been recorded without the impairment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

3	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(n)	Convertible Bonds

When accounting for a convertible bond, the liability component and the equity component of a bond are separated. At the date of issue, the liability component of the bond is calculated at the fair value of a similar debt security without conversion rights, which is the present value of future cash flows from an ordinary bond until maturity and the equity component is calculated as the difference between the gross proceeds of the bond received at the date of issue and the amount of liability component. The equity component of the convertible bond is presented as a part of capital surplus within equity. Subsequent to initial recognition, the liability component is measured at amortized cost using the effective interest rate method; however, the equity component is not remeasured subsequent to initial recognition.

(o)	Stock and Bond Issue Costs

Stock issue cost is deducted from the gross proceeds from issuance of those stocks and bond issue cost is adjusted to issuance price of debentures and, in turn, discount or premium on debentures.

(p)	Discount (Premium) on Debentures

Discount (premium) on debentures, which represents the difference between the face value and issuance price of debentures, is amortized (accreted) using the effective interest method over the life of the debentures. The amount amortized (accreted) is included in interest expense.

(q)	Retirement and Severance Benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

The Company has partially funded the accrued severance benefits through severance insurance deposits with insurance companies. Deposits made by the Company are recorded as a deduction from accrued severance benefits. In the case that the deposits are greater than the balance of accrued severance benefits, the excess portion of deposits over accrued severance benefits is recorded as other investments. The Company deposited a certain portion of severance benefits to the National Pension Service according to the prior National Pension Law. The deposit amount is recorded as a deduction from accrued severance benefits.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

3	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(r)	Foreign Currency Translation

Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won using the foreign exchange rates prevailing at the balance sheet date, with the resulting gains or losses recognized in the statement of income.

Foreign currency assets and liabilities of foreign-based operations subsidiaries are translated at the rate of exchange at the balance sheet date. Foreign currency amounts in the statement of income are translated using an average rate and foreign currency balances in the capital account are translated using the historical rate. Translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based operations the subsidiaries are recorded net as accumulated other comprehensive income. These gains and losses are subsequently recognized as income in the year the foreign subsidiaries are liquidated or sold.

(s)	Derivatives

The Controlling Company enters into foreign currency forward contracts to manage the foreign currency risk exposures to the changes in fair value of foreign currency denominated accounts receivable and accounts payable and to the variability of the future cash flows of forecasted raw material purchases and product sales. In addition, the Controlling Company entered into cross currency swap and interest rate swap contracts to manage the interest rate and foreign currency risk exposures to the variability of future cash flows of floating rate notes.

Derivatives are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value at each balance sheet date. Attributable transaction costs are recognized in profit or loss when incurred.

Where a derivative, which meets certain criteria, is used for hedging the exposure to changes in the fair value of a recognized asset or liability, it is designated as a fair value hedge. Where a derivative, which meets certain criteria, is used for hedging the exposure to the variability of the future cash flows of a forecasted transaction, it is designated as a cash flow hedge.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the statement of income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

The effective portion of the changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in equity, other comprehensive income or loss. Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item will affect profit or loss or adjusted to the carrying value of an asset or liability of the related to the hedged transaction.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at the time remains in equity and is recognized in income when the forecast transaction is ultimately recognized in the statement of income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of income.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

3	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(s)	Derivatives, Continued

The Controlling Company documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Controlling Company also documents its assessment, both at hedge inception and on an ongoing basis at each balance sheet date, of whether the derivatives that are used in hedging transactions are highly effective in offsetting the changes in fair values or cash flows of hedged items and recognizes the gain or loss related to any ineffective portion immediately in the statement of income.

(t)	Provisions and Contingent Liabilities

When it is probable that an outflow of economic benefits will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding amount of provision is recognized in the financial statements. However, when such outflow is dependent upon a future event, is not probable to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability is made in the notes to the financial statements.

(u)	Income Taxes

Income tax expense includes the current income tax under the relevant income tax laws of the countries where the Controlling Company and its subsidiaries are located and the changes in deferred tax assets or liabilities. Deferred tax assets and liabilities represent the amount of future income tax payables to be decreased or increased, respectively, by temporary differences, which is the difference between the carrying amounts of assets and liabilities for financial reporting purpose and the tax bases of assets and liabilities, and unused loss carryforwards and tax credits. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. Deferred tax assets and liabilities are computed on temporary differences by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. Changes in the carrying amount of deferred tax assets or liabilities result from a change in tax rates or tax laws are recognized in the income statement except to the extent that the changes relate to items previously reflected directly in the shareholders’ equity.

(v)	Sale or Discount of Accounts Receivable

The Company sells or discounts certain accounts or notes receivable to financial institutions, and accounts for the transactions as sale of the receivables if the control over the receivables is substantially transferred to the buyers. The losses from the sale of the receivables are charged to current operations as incurred.

(w)	Earnings Per Share

Earnings per share are calculated by dividing net income attributable to stockholders of the Company by the weighted-average number of shares outstanding during the period. Diluted earnings per share are determined by adjusting net income attributable to stockholders and the weighted-average number of shares outstanding for the effects of all dilutive potential shares.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

3	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(x)	Use of Estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to consolidated financial statements. Items requiring management’s estimates and assumptions include, but not limited to, the valuation of property, plant and equipment, accounts receivable, inventories, deferred income tax and derivative contracts. Actual results could differ from those estimates.

(y)	Principles of Consolidation

The carrying amount of the Controlling Company’s investment in each subsidiary and the equity of each subsidiary are eliminated as of the time the Controlling Company obtains control over a subsidiary. Minority interests in the net assets of consolidated subsidiaries are presented within equity and identified separately from the parent shareholders’ equity in them.

Unrealized gains or losses included in inventories and other assets as a result of intercompany transactions are eliminated based on the average gross profit ratio of the corresponding company. Unrealized gains or losses, arising from sales by the Controlling Company to the consolidated subsidiaries, is fully eliminated and charged to the equity of the Controlling Company. Unrealized gains or losses, arising from sales by the consolidated subsidiaries to the Controlling Company, or sales between consolidated subsidiaries, are fully eliminated, and charged to the equity of the Controlling Company and the minority interest, based on the percentage of ownership.

4	Cash and Cash Equivalents and Short-term Financial Instruments

Cash and cash equivalents as of December 31, 2008 and 2007 are as follows:

(In millions of Won)

	Annual interest rate(%) at December 31, 2008	2008		2007
Cash and cash equivalents
Checking accounts	—	(Won)	141	3
Time deposits	4.24 ~ 6.56		601,692	972,628
Passbook accounts in foreign currencies	0.18 ~ 4.12		765,919	223,792

			1,367,752	1,196,423
Short-term financial instruments
Time deposits and others	5.76 ~ 7.00		2,055,000	785,000

		(Won)	3,422,752	1,981,423

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

5	Receivables

The Company’s allowance for doubtful accounts on receivables, including trade accounts and notes receivable, as of December 31, 2008 and 2007 is as follows:

(In millions of Won)	2008
	Gross amount		Allowance for doubtful accounts	Carrying value
Trade accounts and notes receivable	(Won)	2,005,792	1,034	2,004,758
Other accounts receivable		36,535	275	36,260
Accrued income		87,908	62	87,846
Advance payments		412	3	409
Long-term other receivables		25,058	2	25,056

(In millions of Won)	2007
	Gross amount		Allowance for doubtful accounts	Carrying value
Trade accounts and notes receivable	(Won)	2,348,707	9,017	2,339,690
Other accounts receivable		98,341	1,243	97,098
Accrued income		14,091	142	13,949
Advance payments		2,811	28	2,783
Long-term other receivables		20,145	4	20,141

The amount of trade accounts and notes receivable arising from export sales of the Controlling Company to its subsidiaries and sold to financial institutions in 2008 was USD4,133 million, of which USD478 million ((Won)601,068 million) is current and outstanding as of December 31, 2008. The transferred accounts receivable was recorded as short-term borrowings. For the year ended December 31, 2008, the Company recognized (Won)20,648 million as interest expense in relation to the short-term borrowings.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

6	Inventories

Inventories as of December 31, 2008 and 2007 are as follows:

(In millions of Won)	2008
	Gross amount		Valuation loss	Book value
Finished goods	(Won)	602,585	63,198	539,387
Goods in trade		1,054	114	940
Work-in-process		415,264	57,173	358,091
Raw materials		173,708	5,520	168,188
Supplies		97,551	27,484	70,067

	(Won)	1,290,162	153,489	1,136,673

(In millions of Won)	2007
	Gross amount		Valuation loss	Book value
Finished goods	(Won)	460,756	7,722	453,034
Goods in trade		—	—	—
Work-in-process		216,258	7,590	208,668
Raw materials		110,652	2,604	108,048
Supplies		80,205	26,031	54,174

	(Won)	867,871	43,947	823,924

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

7	Available-for-Sale Securities

Available-for-sale securities as of December 31, 2008 and 2007 are as follows:

(In millions of Won)	2008
			Unrealized gains (losses)
	Acquisition cost		Beginning balance	Changes in unrealized gains (losses), net	Realized gains on disposition	Net balance at end of year	Carrying value (fair value)
Current asset
Debt securities
Government bonds	(Won)	74	—	—	—	—	74
Non-current asset
Equity securities
HannStar Display Corporation(*)	(Won)	96,249	—	33,248	—	33,248	129,497

(*)	In February 2008, the Controlling Company purchased 180 million shares of non-voting mandatorily redeemable convertible preferred stocks of HannStar Display Corporation (“HannStar”) located in Taiwan. The preferred stocks are convertible into common stocks of HannStar Display Corporation at a ratio of 1:1 at the option of the Controlling Company from issue date, February 28, 2008, to the maturity, February 28, 2011. In 2008, there is no preferred stock converted into common stock.

The Controlling Company has a put option for total or partial cash redemption of convertible preferred stocks during the period from 18 months after issuance of the convertible preferred stocks to 91 days prior to maturity of them and the issuer has a call option to repay, in cash, total preferred stocks during the period from 2 years after issuance to 90 days prior to maturity.

The abovementioned convertible preferred stocks have been privately placed under the Taiwanese Law, which restricts the sale of the preferred stocks (up to 3 years), and the stocks acquired through conversion are not to be traded in the Taiwanese Stock Exchange until the original maturity of the preferred stocks.

The fair value of the preferred stock has been computed by discounting estimated cash flows from the stock using yield rate that reflects HannStar’s credit risk. The estimated fair value of the convertible preferred stocks is (Won)129,497 million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

7	Available-for-Sale Securities, Continued

(In millions of Won)	2007
	Acquisition cost		Unrealized gains (losses)				Carrying value (fair value)
			Beginning balance	Changes in unrealized gains (losses), net	Realized gains on disposition	Net balance at end of year
Current asset
Debt securities
Government bonds	(Won)	63	—	—	—	—	63
Non-current asset
Equity securities
Other	(Won)	1	—	—	—	—	1

8	Equity Method Investments

(a) 2008

(i) Investments in companies accounted for using the equity method as of December 31, 2008 are as follows:

(In millions of Won)
Company	Percentage of ownership(%)	Acquisition cost		Net Asset value	Book value
Paju Electric Glass Co., Ltd.	40.00	(Won)	14,400	26,893	25,841
TLI Inc.(*1)	12.90		14,074	7,861	12,565
AVACO Co., Ltd.(*1)	19.90		6,173	8,056	6,021
NEW OPTICS Ltd.(*2)	36.68		9,700	10,782	11,721
Guangzhou New Vision Technology Research and Development Limited(*3)	50.00		3,655	4,569	4,569

		(Won)	48,002	58,161	60,717

(*1)	In May and June 2008, the Controlling Company acquired 1,008,875 common shares (13.0%) and 2,037,204 common shares (19.9%) of TLI Inc. and AVACO Co., Ltd. at (Won)14,074 million and (Won)6,173 million, respectively. Although the Controlling Company’s share interest in these investees are below 20%, the Controlling Company is able to exercise significant influence through its right to assign a director in the board of directors of the investees and, accordingly, the investment in these investees have been accounted for using the equity method. Subsequent to the investment by the Controlling Company, TLI Inc. issued new shares due to employees’ exercise of stock options. Accordingly, the Controlling Company’s ownership in TLI Inc. decreased from 13.0% to 12.9%, and the Controlling Company recognized (Won)100 million as loss on disposal of equity method investments. TLI Inc. and AVACO Co., Ltd. are listed on the Korean Securities Dealers´ Automated Quotation. As of December 31, 2008, the stocks of TLI Inc. and AVACO Co., Ltd. are traded for (Won)5,670 and (Won)2,400 per share, respectively.
(*2)	In July 2008, the Controlling Company acquired 6,850,000 common shares (36.68%) of NEW OPTICS Ltd. at (Won)9,700 million.
(*3)	The Controlling Company entered into a joint venture agreement with Shenzhen Skyworth-RGB Electronics Co., Limited (“Skyworth-RGB”) to strengthen its strategic alliance with Skyworth-RGB and to jointly develop products for enhancing competitiveness in the Chinese market and, accordingly, Guangzhou New Vision Technology Research and Development Limited was set up for research and development on design of LCD modules and LCD TVs. Each party acquired a 50% equity interest in the joint venture and, in July 2008, the Controlling Company invested (Won)3,655 million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

8	Equity Method Investments, Continued

(ii) Changes in goodwill and negative goodwill for equity method investments for the year ended December 31, 2008 are as follows:

(In millions of Won)
Company	Balance at January 1, 2008		Increase (decrease)	Amortized (reversal) amount	Balance at December 12, 2008
TLI Inc.	(Won)	—	5,531	(567)	4,964
AVACO Co., Ltd.		—	(888)	227	(661)
NEW OPTICS Ltd.		—	1,566	(68)	1,498

	(Won)	—	6,209	(408)	5,801

(iii) Details of eliminated unrealized gains and losses from transactions between the Company and equity investees as of December 31, 2008 are as follows:

(In millions of Won)

Company	Inventories
Paju Electric Glass Co., Ltd.	(Won)	(1,052)
TLI Inc.		(260)
AVACO Co., Ltd.		(1,374)
NEW OPTICS Ltd.		(559)

	(Won)	(3,245)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

8	Equity Method Investments, Continued

(iv) Changes in the balances of investments in companies accounted for using the equity method for the year ended December 31, 2008 are as follows:

(In millions of Won)
Company	Balance at January 1, 2008		Acquisitions during the year	Dividend received	Gain (loss) on valuation of equity method investments	Accumulated other comprehensive income	Other	Balance at December 31, 2008
Paju Electric Glass Co., Ltd.	(Won)	24,704	—	(5,760)	6,897	—	—	25,841
TLI Inc.		—	14,074	—	(822)	(587)	(100)	12,565
AVACO Co., Ltd.		—	6,173	—	(36)	(116)	—	6,021
NEW OPTICS Ltd.		—	9,700	—	1,580	441	—	11,721
Guangzhou New Vision Technology Research and Development Limited		—	3,655	—	(31)	945	—	4,569

	(Won)	24,704	33,602	(5,760)	7,588	683	(100)	60,717

The Company accounted for its investments in these companies by using equity method of accounting based on the unaudited financial statements as it was unable to obtain the audited financial statements. However, the Company performed certain procedures to gain reasonableness of the unaudited financial statements.

(v) There are no losses unrecognized by the Company due to cessation of applying the equity method to its investment in the equity method investees as of December 31, 2008 and 2007.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

8	Equity Method Investments, Continued

(vi) A summary of investees’ financial data as of and for the year ended December 31, 2008, is as follows:

(In millions of Won)
Company	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
Paju Electric Glass Co., Ltd.(*)	(Won)	162,669	95,436	67,233	458,548	18,026
TLI Inc.		68,442	12,215	56,227	40,536	(279)
AVACO Co., Ltd.		67,570	28,464	39,106	52,013	5,578
NEW OPTICS Ltd.		129,197	99,800	29,397	106,980	6,018
Guangzhou New Vision Technology Research and Development Limited		9,155	17	9,138	—	(62)

	(Won)	437,033	235,932	201,101	658,077	29,281

(*)	The financial statements of Paju Electric Glass Co., Ltd. were adjusted to conform to the Company’s accounting policy. Details of changes made and their effects on the financial statements are as follows:

(In millions of Won)
Reason for adjustment	Net asset value before adjustment		Net asset value after adjustment	Net income before adjustment	Net income after adjustment
Agreement of depreciation method	(Won)	60,841	67,233	20,099	18,026

(b) 2007

(i) Investment in the company accounted for using the equity method as of December 31, 2007 is as follows:

(In millions of Won)
Company	Percentage of ownership(%)	Acquisition cost		Net Asset value	Carrying value
Paju Electric Glass Co., Ltd.	40.00	(Won)	14,400	25,431	24,704

(ii) There was no existing goodwill balance for equity method accounted investment as of December 31, 2007.

(iii) Details of eliminated unrealized gains and losses from transactions between the Company and equity investees as of December 31, 2007 are as follows:

(In millions of Won)

Company	Inventories
Paju Electric Glass Co., Ltd.	(Won)	(726)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

8	Equity Method Investments, Continued

(iv) Changes in the balance of investment in the company accounted for using the equity method for the year ended December 31, 2007 are as follows:

(In millions of Won)
Company	Balance at January 1, 2007		Acquisitions during the year	Dividend received	Gain (loss) on valuation of equity method investments	Accumulated other comprehensive income	Balance at December 31, 2007
Paju Electric Glass Co., Ltd.	(Won)	19,284	—	(1,440)	6,860	—	24,704

The Company accounted for its investment in this company by using equity method of accounting based on the unaudited financial statements as it was unable to obtain the audited financial statements. However, the Company performed certain procedures to gain reasonableness of the unaudited financial statements.

(v) A summary of investee’s financial data as of and for the year ended December 31, 2007, is as follows:

(In millions of Won)
Company	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income
Paju Electric Glass Co., Ltd.	(Won)	125,782	62,205	63,577	313,773	15,600

(*)	The financial statements of Paju Electric Glass Co., Ltd. were adjusted to conform to the Company’s accounting policy. Details of changes made and their effects on the financial statements are as follows:

(In millions of Won)
Reason for adjustment	Net asset value before adjustment		Net asset value after adjustment	Net income before adjustment	Net income after adjustment
Agreement of depreciation method	(Won)	55,142	63,577	14,329	15,600

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

9	Transactions and Balances with Related Parties

(a) Details of the Company’s related parties as of December 31, 2008 are as follows:

Relationship	2008	2007
Controlling party(*1)	LG Electronics Inc.	LG Electronics Inc.

Company that has significant influence over the Company(*1)	LG Corp.	LG Corp. Koninklijke Philips Electronics N.V.(*2)
Joint venture	Guangzhou New Vision Technology Research and Development Limited	—

Equity method investee	Paju Electric Glass Co., Ltd.,	Paju Electric Glass Co., Ltd.

TLI Inc., AVACO Co., Ltd., NEW OPTICS Ltd.

Affiliates(*3)	LG Management Development Institute Co., Ltd.,	LG Management Development Institute Co., Ltd.,
	LG Micron Ltd.,	LG Micron Ltd.,
	LG Life Sciences, Ltd.,	LG Life Sciences, Ltd.,
	LG CNS Co., Ltd.,	LG CNS Co., Ltd.,
	LG N-Sys Inc.,	LG N-Sys Inc.,
	LG Powercom Corp.,	LG Powercom Corp.,
	Serveone Co., Ltd.,	Serveone Co., Ltd.,
	LG Innotek Co., Ltd.,	LG Innotek Co., Ltd.,
	LG Telecom Co., Ltd.,	LG Telecom Co., Ltd.,
	LG CHEM Ltd.,	LG CHEM Ltd.,
	LG International Corp.,	LG International Corp.,
	LG Dacom Corporation,	LG Dacom Corporation,
	Hi Business Logistics,	Hi Business Logistics,
	Siltron Incorporated,	Siltron Incorporated,
	Lusem Co., Ltd. and others	Lusem Co., Ltd. and others

(*1)	The immediate parent company and the ultimate parent company of the Company are LG Electronics Inc. and LG Corporation, respectively.
(*2)	In October 2007 and March 2008, Koninklijke Philips Electronics N.V., which had significant influence over the Controlling Company in 2007, sold its share interest in the Controlling Company resulting in a decreased share interest of 13.2% (47,225 thousand shares) and resigned from the Controlling Company’s management. Accordingly, Koninklijke Philips Electronics N.V. was excluded from the companies that have significant influence over the Controlling Company since March 2008.
(*3)	The subsidiaries of the affiliates, which are not presented above, are also other related parties of the Company.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

9	Transactions and Balances with Related Parties, Continued

(b) Significant transactions which occurred in the normal course of business with related companies for the years ended December 31, 2008 and 2007, and the related account balances outstanding as of December 31, 2008, and 2007 are as follows:

(In millions of Won)
	Sales and other(*1)			Purchases and other(*1)		Trade accounts and notes receivable and other		Trade accounts and notes payable and other
	2008		2007	2008	2007	2008	2007	2008	2007
Controlling party(*2)	(Won)	3,448,166	2,516,874	261,216	81,616	442,943	400,348	82,370	26,003
Companies that have significant influence over the Company		—	1,704,297	27,312	31,011	2,577	259,580	2,727	8,654
Equity method investee		418	—	808,436	309,162	1	—	58,222	30,291
Other related parties		1,563,355	1,254,798	4,098,392	1,979,849	210,078	114,539	1,088,889	371,079

	(Won)	5,011,939	5,475,969	5,195,356	2,401,638	655,599	774,467	1,232,208	436,027

(*1)	These amounts include sale of property, plant and equipment to the Company’s related parties amounting to (Won)85 million in 2007 and purchase of property plant and equipment from the Company’s related parties amounting to (Won)431,906 million and (Won)302,075 million in 2008 and 2007, respectively.
(*2)	Controlling party includes overseas subsidiaries that are under direct control of LG Electronics Inc.

(c) Key management compensation costs for the years ended December 31, 2008 and 2007 are as follows:

(In millions of Won)	2008		2007
Short-term benefits	(Won)	2,467	1,732
Severance benefits		307	688
Share-Based Payments		—	560

	(Won)	2,774	2,980

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

10	Significant Transactions and Balances with Consolidated Subsidiaries

(a) The Controlling Company’s significant transactions and balances with consolidated subsidiaries, for the years ended December 31, 2008 and 2007 are as follows:

(i) 2008

(In millions of Won)
Company	Sales(*)		Purchases	Trade accounts and notes receivable	Trade accounts and notes payable
LG Display America, Inc.	(Won)	2,206,814	—	172,753	—
LG Display Germany GmbH		2,771,131	17,300	341,616	17,300
LG Display Japan Co., Ltd.		1,562,294	—	87,502	—
LG Display Taiwan Co., Ltd.		3,506,538	—	324,075	—
LG Display Nanjing Co., Ltd.		9,253	397,990	10,209	156,200
LG Display Shanghai Co.,Ltd.		1,789,442	—	190,271	21
LG Display Poland Sp. zo.o.		4,360	147,065	3,864	92,438
LG Display Guangzhou Co., Ltd.		15,095	110,217	19,255	13,609
LG Display Shenzhen Co., Ltd.		1,149,621	—	108,413	4
Suzhou Raken Technology Ltd.		10,484	—	9,943	—
Global Professional Sourcing Co., Ltd.		—	110	—	—

	(Won)	13,025,032	672,682	1,267,901	279,572

(*)	These amounts include the Controlling Company’s sale of property, plant and equipment to the Controlling Company’s subsidiaries amounting to W8,833 million.

(ii) 2007

(In millions of Won)

Company	Sales(*)		Purchases	Trade accounts and notes receivable	Trade accounts and notes payable
LG Display America, Inc.	(Won)	1,519,050	11	213,095	—
LG Display Germany GmbH		2,439,041	165	549,987	3
LG Display Japan Co., Ltd.		1,334,095	24	154,182	1
LG Display Taiwan Co., Ltd.		3,380,807	68	494,084	13
LG Display Shanghai Co.,Ltd		1,369,433	17	247,679	—
LG Display Shenzhen Co., Ltd.		560,493	—	222,565	—
LG Display Hong Kong Co., Ltd.		699,189	8	33	49
LG Display Nanjing Co., Ltd.		28,955	272,823	10,191	44,636
LG Display Poland Sp. zo.o.		8,444	97,083	14,310	22,170
LG Display Guangzhou Co., Ltd.		16,879	470	15,038	470

	(Won)	11,356,386	370,669	1,921,164	67,342

(*)	These amounts include the Controlling Company’s sale of property, plant and equipment to the Controlling Company’s subsidiaries amounting to W35,608 million.

(b) Significant transactions and balances among consolidated subsidiaries for the years ended December 31, 2008 and 2007 are as follows:

(In millions of Won)	2008		2007
Transactions	(Won)	113,076	54,619
Account balances		24,584	4,007

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

11	Property, Plant and Equipment

(a) Changes in property, plant and equipment for the year ended December 31, 2008 are as follows:

(In millions of Won)	2008
	Land		Buildings	Structures	Machinery and equipment	Tools	Furniture and fixtures
Book value as of January 1, 2008	(Won)	314,550	2,003,494	127,952	4,140,957	44,550	117,904
Acquisitions		44,723	12,329	4,318	18,069	825	29,218
Depreciation		—	(112,299)	(13,744)	(2,269,097)	(19,677)	(68,532)
Impairment loss		—	—	—	(83)	—	—
Disposals		(589)	(427)	(15)	(532)	(890)	(44)
Other(*1)		24,961	135,827	47,781	521,531	6,374	10,014
Subsidy increase		—	—	—	(467)	—	—

Book value as of December 31, 2008	(Won)	383,645	2,038,924	166,292	2,410,378	31,182	88,560

Acquisition Cost	(Won)	383,645	2,531,769	224,142	15,281,673	198,445	512,503

Accumulated depreciation	(Won)	—	492,845	57,850	12,871,288	167,263	423,943

Accumulated impairment loss(*2)	(Won)	—	—	—	7	—	—

(In millions of Won)	2008
	Vehicles		Machinery-in-transit	Construction-in- progress	Others	Total
Book value as of January 1, 2008	(Won)	5,580	19,043	745,606	8,887	7,528,523
Acquisitions		3,506	—	3,915,936	—	4,028,924
Depreciation		(3,336)	—	—	—	(2,486,685)
Impairment loss		—	—	—	—	(83)
Disposals		(148)	—	—	—	(2,645)
Other(*1)		4,557	(19,043)	(529,930)	718	202,790
Subsidy increase		—	—	(95)	—	(562)

Book value as of December 31, 2008	(Won)	10,159	—	4,131,517	9,605	9,270,262

Acquisition Cost	(Won)	22,012	—	4,131,517	9,605	23,295,311

Accumulated depreciation	(Won)	11,853	—	—	—	14,025,042

Accumulated impairment loss(*2)	(Won)	—	—	—	—	7

(*1)	Other amounts include transfer of construction-in-progress to other property, plant and equipment and changes in cumulative translation adjustment.
(*2)	The decrease of accumulated impairment loss is due to the disposal of machinery and equipment with impairment loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

11	Property, Plant and Equipment, Continued

(b) Changes in property, plant and equipment for the year ended December 31, 2007 are as follows:

(In millions of Won)	2007
	Land		Buildings	Structures	Machinery and equipment	Tools	Furniture and fixtures
Book value as of January 1, 2007	(Won)	317,161	1,757,844	135,644	5,851,534	81,015	165,600
Acquisitions		—	44,096	75	16,644	8,257	7,593
Depreciation		—	(103,324)	(8,262)	(2,519,808)	(63,408)	(78,831)
Impairment loss(*)		—	—	—	(16,139)	—	—
Disposals		(77)	(3,541)	—	(3,430)	(453)	(523)
Other		(2,534)	308,419	495	812,309	19,139	24,065
Subsidy (increase) decrease		—	—	—	(153)	—	—

Book value as of December 31, 2007	(Won)	314,550	2,003,494	127,952	4,140,957	44,550	117,904

Acquisition Cost	(Won)	314,550	2,373,478	170,752	14,739,830	192,817	469,256

Accumulated depreciation	(Won)	—	369,984	42,800	10,582,734	148,267	351,352

Accumulated impairment loss	(Won)	—	—	—	16,139	—	—

(In millions of Won)	2007
	Vehicles		Machinery-in-transit	Construction-in- progress	Others	Total
Book value as of January 1, 2007	(Won)	7,060	118,373	985,355	8,460	9,428,046
Acquisitions		16	175,507	709,782	427	962,397
Depreciation		(3,212)	—	—	—	(2,776,845)
Impairment loss(*)		—	—	(28,259)	—	(44,398)
Disposals		(56)	—	(122)	—	(8,202)
Other		1,772	(274,837)	(921,150)	—	(32,322)
Subsidy (increase) decrease		—	—	—	—	(153)

Book value as of December 31, 2007	(Won)	5,580	19,043	745,606	8,887	7,528,523

Acquisition Cost	(Won)	14,463	19,043	745,606	8,887	19,048,682

Accumulated depreciation	(Won)	8,883	—	—	—	11,504,020

Accumulated Impairment loss	(Won)	—	—	—	—	16,139

(*)	For the year ended December 31, 2007, the Company recorded impairment loss due to the change in the facilities investment plan.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

11	Property, Plant and Equipment, Continued

(c) The officially declared value of land at December 31, 2008 and 2007, as announced by the Minister of Construction and Transportation, is as follows:

(In millions of Won)			2008			2007
	Description	Location	Book value		Declared value	Book value	Declared value
Property, plant and equipment	Factory site	Paju	(Won)	290,631	358,919	224,956	294,267
	Factory site	Gumi		86,105	118,660	82,685	110,056
	R&D Center	Anyang		6,909	11,886	6,909	11,534

			(Won)	383,645	489,465	314,550	415,857

12	Capitalization of Financial Expenses

(a) The Company capitalizes financial expenses, such as interest expense incurred on borrowings used to finance the cost of acquiring or building property, plant and equipment and intangible assets and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs. Interest costs of (Won)45,177 and (Won)25,217 million were capitalized as part of the cost of qualifying assets for the years ended December 31, 2008 and 2007, respectively.

(b) For the year ended December 31, 2008, if the Company had expensed the capitalized financial expenses, the accumulated effects of expensing capitalized financial expenses on significant accounts in the balance sheet and statement of income would have been as follows:

(i) Balance sheet

(In millions of Won)	Capitalized			Expensed as incurred		Difference
	Acquisition cost		Accumulated depreciation	Acquisition cost	Accumulated depreciation	Acquisition cost	Accumulated depreciation
Property, plant and equipment	(Won)	23,295,311	14,025,042	23,110,056	13,963,557	185,255	61,485
Deferred tax assets(non-current)		443,877	—	471,107	—	(27,230)	—
Retained earnings		5,001,934	—	4,905,394	—	96,540	—

(ii) Statement of Income

(In millions of Won)	Capitalized		Expensed as incurred	Difference
Cost of sales	(Won)	13,616,615	13,584,787	31,828
Interest expense		153,543	198,720	(45,177)
Income tax expense		224,721	221,784	2,937
Net income(*)		1,086,778	1,076,366	(10,412)

(*)	Net income if financial expenses were expensed is measured using the marginal tax rate.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

13	Insured assets

Insured assets as of December 31, 2008 are as follows:

(In millions of Won, USD, CNY, PLN, and NTD)
	Covered assets or loss	Insurance coverage		Beneficiary
Package Insurance(*1)	Inventories and property, plant and equipment	KRW USD CNY PLN	18,822,700 550 10,879 1,134	Company and other

Erection All Risk’s Insurance(*2)	Property, plant and equipment	KRW CNY	4,106,000 210	Company

Fire Insurance	Property, plant and equipment	KRW USD NTD	238,014 140 8	“

Directors’ and officers’ liability Insurance	Directors’ & Officers’ liability	USD	100	“

Products liability Insurance	Products liability	USD	35	“

Aviation product liability Insurance	Aviation product liability	USD	500	“

Stock throughput Insurance	Goods in the ordinary course of transit	USD	35,474	“

(*1)  Package Insurance provides multiple coverage in one policy. It refers to a policy providing both general liability and property insurance.

(*2)  This insurance policy covers unexpected loss in the course of assembly and installation of plant and equipment.

14	Intangible Assets

(a) The Company has classified the amortization as part of manufacturing overhead costs and changes in intangible assets for the years ended December 31, 2008 and 2007 are as follows:

(In millions of Won)	2008
	Intellectual property rights		Rights to use electricity and gas supply facilities	Rights to use of industrial water facilities	Software	Other	Construction -in-progress (Software)	Total
Balance as of January 1, 2008	(Won)	72,921	32,286	6,323	11,579	2	—	123,111
Increase during the year		26,772	—	27	310	1	107,921	135,079
Amortization		(45,785)	(3,276)	(1,249)	(4,734)	—	—	(55,044)
Decrease(*)		(1,597)	—	—	(1,804)	—	—	(3,449)

Balance as of December 31, 2008		52,311	29,010	5,101	5,351	3	107,921	199,697

Acquisition cost	(Won)	470,057	32,760	12,471	32,704	3	107,921	655,916

Accumulated amortization	(Won)	417,746	3,750	7,370	27,353	—	—	456,219

(*) Decrease in software is due to changes in cumulative translation adjustment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

14	Intangible Assets, Continued

(In millions of Won)
	2007
	Intellectual property rights		Rights to use electricity and gas supply facilities	Rights to use of industrial water facilities	Software	Other	Total
Balance as of January 1, 2007	(Won)	106,324	437	7,421	9,642	2	123,826
Increase during the year		10,477	32,177	146	10,953	—	53,753
Amortization		(43,880)	(328)	(1,244)	(9,016)	—	(54,468)
Decrease		—	—	—	—	—	—

Balance as of December 31, 2007		72,921	32,286	6,323	11,579	2	123,111

Acquisition cost	(Won)	444,883	32,760	12,445	34,246	2	524,336

Accumulated amortization	(Won)	371,962	474	6,122	22,667	—	401,225

(b) Research and development costs are charged to expense as incurred. The Company expensed (Won)501,551 million and (Won)415,081 million for the years ended December 31, 2008 and 2007, respectively.

(c) For the years ended December 31, 2008 and 2007, the significant expenses, which are expected to have probable future economic benefits but expensed in the year incurred due to the uncertainty in the realization of such benefits, are as follows:

(In millions of Won)	2008		2007
Training expenses	(Won)	19,045	9,286
Advertising expenses		48,964	30,433
Overseas marketing expenses		14,228	6,254

	(Won)	82,237	45,973

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

15	Debentures

(a) Details of debentures issued by the Controlling Company as of December 31, 2008 and December 31, 2007 are as follows:

(In millions of Won)	Maturity	Annual interest rate	2008		2007
Local currency debentures
Publicly issued debentures	May 2009~ March 2010	3.50~5.00%	(Won)	850,000	1,180,000
Privately issued debentures	December 2010~ June 2011	5.30~5.89%		600,000	600,000
Less discount on debentures				(3,826)	(9,526)
Less current portion of debentures				(458,201)	(249,110)

				987,973	1,521,364

Foreign currency debentures
Convertible bond	April 2012	zero coupon		511,555	511,555
Less discount on debentures				(1,760)	(2,237)
Less conversion right adjustment				(93,111)	(118,323)
Add redemption premium				85,788	85,788
				502,472	476,783

			(Won)	1,490,445	1,998,147

Principal of the local currency debentures is to be repaid at maturity and interests are paid quarterly. The Controlling Company has redeemed local currency debentures with the face value amounting to (Won)80,000 million during the year ended December 31, 2008. As a result, the Company recognized a gain and a loss on redemption of debentures amounting to (Won)1,152 million and (Won)13 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

15	Debentures, Continued

(b) Details of the convertible bonds as of December 31, 2008 are as follows:

Terms and Conditions
Issue date	April 18, 2007
Maturity date	April 18, 2012
Conversion period	April 19, 2008~April 3, 2012
Coupon interest rate	0%
Conversion price (in Won)	(Won)48,760
Issued amount	USD550 million

The bonds will be repaid at 116.77% of the principal amount at maturity unless the put option of bondholders are exercised in which case the bondholders will be repaid at 109.75% of the principal amount on April 18, 2010. If the convertible bonds were classified as monetary liabilities, the loss on foreign currency translation would be (Won)175,615 million as of December 31, 2008.

The Controlling Company is entitled to exercise a call option after three years from the date of issue at the amount of the principal and interest, calculated at 3.125% of the annual yield to maturity, from the issue date to the repayment date. The call option can be exercised only when the market price of the common shares on each of 20 trading days in 30 consecutive trading days ending on the trading day immediately prior to the date upon which notice of such redemption is published exceeds at least 130% of the conversion price. In addition, in the event that at least 90% of the initial principal amount of the bonds has been redeemed, converted, or purchased and cancelled, the remaining bonds may also be redeemed, at the Controlling Company’s option, at the amount of the principal and interest (3.125% per annum) from the date of issue to the repayment date prior to their maturity.

Based on the terms and conditions of the bond, the conversion price was decreased from (Won)49,070 to (Won)48,760 per share due to payment of cash dividends of (Won)750 per share for the year ended December 31, 2007. The number of common shares to be issued if the outstanding convertible bonds are fully converted is as follows:

(In Won and share)	December 31, 2008		December 31, 2007
Convertible bond amount (*)	(Won)	513,480,000,000	513,480,000,000
Conversion price	(Won)	48,760	49,070
Common shares to be issued		10,530,762	10,464,234
(*) The exchange rate for the conversion is fixed at (Won)933.6 to USD1.

On April 19, 2005, the Controlling Company issued US dollar-denominated convertible bonds totaling USD475 million, with a zero coupon rate. On September 19, 2007, put option for USD460 million was exercised and bonds were repaid on October 19, 2007. On the same date, the Controlling Company exercised its call option to pay off the rest of convertible bonds amounting to USD15 million which were paid in November 2007. For the year ended December 31, 2007, the Controlling Company recorded loss on redemption of debentures of (Won)19,216 million due to the redemption of convertible bonds.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

15	Debentures, Continued

(c) Aggregate maturities of the Company’s debentures as of December 31, 2008 are as follows:

(In millions of Won)
Period	Debentures		Convertible bonds(*)	Total
2009.1.1~2009.12.31	(Won)	460,000	—	460,000
2010.1.1~ 2010.12.31		590,000	—	590,000
2011.1.1~ 2011.12.31		400,000	—	400,000
2012.1.1~ 2012.12.31		—	597,343	597,343

	(Won)	1,450,000	597,343	2,047,343

(*) In the above schedule, it was assumed that the convertible bonds will be repaid in full at maturity with redemption premium amounting to (Won)85,788 million.

16	Short-Term Borrowings and Long-Term Debt

(a) Short-term borrowings as of December 31, 2008 and 2007 are as follows:

(In millions of Won, USD and JPY, except interest rate)
Lender	Annual interest rate	2008		2007
Factoring of accounts receivable
Korea Exchange Bank and others	LIBOR + 2.0~3.4%	(Won)	601,068	—
Working capital
Mizuho Bank and others	TIBOR (*) + 0.39~0.40%		—	4,660
(*) TIBOR represents Tokyo Inter-Bank Offered Rates.

Foreign currency equivalent of short-term borrowings as of December 31, 2008 and 2007 is USD478 million and JPY556 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

16	Short-Term Borrowings and Long-Term Debt, Continued

(b) Long-term debt as of December 31, 2008 and 2007 is as follows:

(In millions of Won, USD, CNY and EUR, except interest rate)
Lender	Annual interest rate (*1)	2008		2007	Redemption method
Local currency loans
The Export-Import Bank of Korea	6.08%	(Won)	9,850	49,117	Redemption by installments
Korea Development Bank	KDBBIR + 0.77%		37,500	60,000	“
Shinhan Bank	3 year Korean Treasury Bond rate less 1.25%		18,982	18,982	“
Less current portion of long-term debt			(40,451)	(61,767)

			25,881	66,332
Foreign currency loans (*2)
Industrial and Commercial Bank of China and others	6ML + 0.50%~0.68%, 3M EURIBOR + 0.60%, 95% of the Basic Rate published by the People’s Bank of China		277,867	245,076	Redemption by installments
The Export-Import Bank of Korea	6ML + 0.69%		62,875	58,168	“
Korea Development Bank	3ML + 0.66%		176,050	159,494	Redemption at maturity
Kookmin Bank and others	3ML + 0.35~0.53%		503,000	375,280	“
	6ML + 0.41%		251,500	187,640	“
Less current portion of long-term debt			(54,517)	(98,205)

			1,216,775	927,453

		(Won)	1,242,656	993,785

(*1)  ML, M EURIBOR and KDBBIR represent Month LIBOR, Month EURIBOR, and Korea Development Bank Benchmark Interest Rates, respectively.

(*2)  Foreign currency equivalent as of December 31, 2008 and 2007 is as follows:

(in millions)
	2008	2007
USD	902	978
CNY	70	100
EUR	70	70

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

16	Short-Term Borrowings and Long-Term Debt, Continued

(c) Aggregate maturities of the Company’s long-term debt as of December 31, 2008 are as follows:

(In millions of Won)
Period	Local currency loans		Foreign currency loans	Total
2009.1.1~2009.12.31	(Won)	40,451	54,517	94,968
2010.1.1~2010.12.31		9,873	111,713	121,586
2011.1.1~2011.12.31		3,796	701,798	705,594
2012.1.1~2012.12.31		3,796	352,678	356,474
2013.1.1~2013.12.31		3,796	50,586	54,382
Thereafter		4,620	—	4,620

	(Won)	66,332	1,271,292	1,337,624

17	Retirement and Severance Benefits

Changes in retirement and severance benefits for the years ended December 31, 2008 and 2007 are as follows:

(In millions of Won)	2008		2007
Balance at beginning of year	(Won)	153,535	136,792
Actual severance payments		(23,853)	(48,202)
Transferred from/to affiliated companies, net		3,339	2,117
Provision for retirement and severance benefits		68,992	62,828

Balance at end of year		202,013	153,535

Cumulative Deposits to National Pension Fund		(479)	(530)
Balance of the severance insurance deposits		(131,302)	(99,509)

Net balance	(Won)	70,232	53,496

The Company’s retirement and severance benefit plan is funded approximately 65.0% and 64.8% as of December 31, 2008 and 2007, respectively, through severance insurance deposits in Korea Life Insurance Co., Ltd. and others for the payment of severance benefits. The beneficiaries of the severance insurance deposit are the Company’s employees.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

18	Monetary Assets and Liabilities Denominated In Foreign Currency

Monetary assets and liabilities denominated in foreign currencies, excluding those disclosed elsewhere in the notes 15 and 16 to the financial statements as of December 31, 2008 and 2007 are as follows:

(In millions of Won, USD, JPY, EUR, PLN, CNY, HKD and NTD)
	2008
	Foreign currency (*)		Exchange rate	Won equivalent
Assets :
Cash and cash equivalents	USD JPY EUR NTD CNY HKD PLN	427 5,374 25 22 459 12 53	1,257.50 13.9389 1,776.22 38.39 184.09 162.25 426.18	(Won)	765,919

Trade accounts and notes receivable	USD JPY EUR	1,535 1,427 11	1,257.50 13.9389 1,776.22		1,971,366

Other accounts receivable	USD JPY CNY	4 7 3	1,257.50 13.9389 184.09		5,749

Prepaid value added tax	PLN	255	426.18		108,511

				(Won)	2,851,545

Liabilities :
Accounts payable	USD JPY EUR CNY NTD	511 6,384 6 158 —	1,257.50 13.9389 1,776.22 184.09 38.39	(Won)	771,491

Other accounts payable	USD JPY EUR NTD CNY PLN	252 40,398 2 20 254 10	1,257.5 13.9389 1,776.22 38.39 184.09 426.18		960,739

Accrued expenses	USD JPY EUR NTD CNY PLN	1 20 1 15 103 12	1,257.50 13.9389 1,776.22 38.39 184.09 426.18		26,914

				(Won)	1,759,144

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

18	Monetary Assets and Liabilities Denominated In Foreign Currency, Continued

(In millions of Won, USD, JPY, EUR, PLN, CNY, HKD and NTD)
	2007
	Foreign currency (*)		Exchange rate	Won equivalent
Assets :
Cash and cash equivalents	USD JPY EUR NTD CNY HKD PLN SGD MYR	119 732 1 39 348 58 135 — —	938.20 8.382 1371.65 28.94 128.45 120.28 381.16 651.84 283.70	(Won)	223,792

Trade accounts and notes receivable	USD JPY EUR	2,261 3,789 157	938.20 8.382 1371.65		2,368,819

Other accounts receivable	USD JPY CNY	8 23 —	938.20 8.382 128.45		7,667

Prepaid value added tax	PLN	197	381.16		74,947

				(Won)	2,675,225

Liabilities :
Accounts payable	USD JPY EUR CNY NTD	426 15,482 — 113 22	938.20 8.382 1371.65 128.45 28.94	(Won)	544,659

Other accounts payable	USD JPY EUR NTD CNY PLN	86 2,368 4 24 268 73	938.20 8.382 1371.65 28.94 128.45 381.16		168,211

Accrued expenses	USD JPY EUR NTD CNY PLN	1 13 1 11 53 25	938.20 8.382 1371.65 28.94 128.45 381.16		18,600

				(Won)	731,470

(*) PLN, SGD, and MYR represent Poland Zloty, Singapore Dollar, and Malaysia Ringgit, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

19	Warranty Reserve

Changes in warranty reserve for the years ended December 31, 2008 and 2007 are as follows:

(In millions of Won)
	2008
	Balance at the beginning of the year		Increase	Decrease	Balance at the end of the year
Warranty reserve	(Won)	49,295	90,063	(81,253)	58,105

(In millions of Won)
	2007
	Balance at the beginning of the year		Increase	Decrease	Balance at the end of the year
Warranty reserve	(Won)	31,261	77,852	(59,818)	49,295

20	Commitments and Contingencies

(a) Commitments

Overdraft agreements and credit facility agreement

As of December 31, 2008, the Controlling Company has bank overdraft agreements with Woori Bank and other various banks amounting to (Won)59,000 million in aggregate and there is no overdraft balance.

Factoring and securitization of accounts receivable

As of December 31, 2008, the Controlling Company has agreements with Korea Exchange Bank and other several banks for U.S. dollar denominated accounts receivable negotiating facilities of up to an aggregate of USD1,616.5 million. As of December 31, 2008, accounts and notes receivable amounting to USD478 million were sold that are current and outstanding, and was recorded as short-term borrowings.

In October 2006, LG Display America, Inc., LG Display Germany GmbH, LG Display Shanghai Co., Ltd. and others entered into a five-year accounts receivable selling program with Standard Chartered Bank, on a revolving basis, of up to USD600 million. The Controlling Company joined this program in April 2007. For the year ended December 31, 2008, no accounts and notes receivable were sold.

Letters of credit

As of December 31, 2008, the Controlling Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to W20,000 million and USD35.5 million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

20	Commitments and Contingencies, Continued

Payment guarantees

The Controlling Company receives repayment guarantees from ABN AMRO Bank amounting to USD8.5 million relating to value added tax payments in Poland. As of December 31, 2008, the Controlling Company entered into a payment guarantee agreement with a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR70 million term loan credit facility of LG Display Poland Sp. zo.o.

LG Display Japan Co., Ltd. and other subsidiaries have entered into short-term credit facility agreements of up to USD30 million, EUR3.6 million, and JPY5,200 million with Mizuho Bank, Ltd. and other various banks. LG Display Japan Co., Ltd. and LG Display Taiwan Co., Ltd. are provided with repayment guarantees from the Bank of Tokyo-Mitsubishi and ABN AMRO Bank amounting to JPY1,300 million and USD4 million, respectively, relating to their local tax payments.

License agreements

As of December 31, 2008, in relation to its TFT-LCD business, the Controlling Company has technical license agreements with Hitachi, Ltd., and others and has a trademark license agreement with LG Corporation. The trademark license agreement with Koninklijke Philips Electronics N.V. expired as of June 30, 2008.

(b) Contingencies

Patent infringement lawsuit against Chi Mei Optoelectronics Corp., and others

On December 1, 2006, the Controlling Company filed a complaint against Chi Mei Optoelectronics Corp. and AU Optronics Corp. alleging patent infringement related to liquid crystal display and manufacturing process for TFT-LCDs in the United States District Court for the District of Delaware. On March 8, 2007, AU Optronics Corp. countersued the Company in the United States District Court for the Western District of Wisconsin; however, the case was transferred to the United States District Court for the District of Delaware due to the Company's motion to transfer. On May 4, 2007, Chi Mei Optoelectronics Corp. countersued the Company for patent infringement in the United States District Court for the Eastern District of Texas; however, on March 31, 2008, the suit was transferred to the United States District Court for the District of Delaware according to the Company's motion to transfer. The Company is unable to predict the ultimate outcome of the above matters.

Intervention in Positive Technologies, Inc.’s patent infringement lawsuit

On April 14, 2006, Positive Technologies, Inc. filed a complaint in the United States District Court for the Eastern District of Texas against, among others, several of the Controlling Company’s customers, including BenQ America Corp., Hitachi America Ltd., Panasonic Corp. of North America, Philips Electronics North America Corp. and Toshiba America, Inc. for alleged infringement of two of its patents relating to LCD displays. In March 2007, the Company was granted the intervention in the patent infringement case brought by Positive Technologies, Inc. On November 7, 2008, the Controlling Company settled with Positive Technologies, Inc., and the case was dismissed on December 12, 2008.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

20	Commitments and Contingencies, Continued

Anvik Corporation’s lawsuit for infringement of patent

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Controlling Company, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. The Controlling Company is unable to predict the ultimate outcome of this case.

AtratechJapan Corporation’s lawsuit for infringement of patent

On July 31, 2008, AtratechJapan Corporation filed a patent infringement case related to back light unit in the United States District Court for the Eastern District of Texas against LG Display America, Inc., along with other LCD companies. The Company is unable to predict the ultimate outcome of this case.

O2 Micro International Ltd.’s request for an investigation to US International Trade Commission

On December 15, 2008, O2Micro International Ltd. and O2Micro, Inc. have requested the United States International Trade Commission(“ITC”) to commence a Trade Remedy Investigation alleging that the Company, LG Display America, Inc. and others have infringed their patents relating to LCD Displays. The Company is unable to predict the ultimate outcome of this case.

Investigation and litigation filed by authorities in Korea, Japan, Canada, US and European Commission

The Controlling Company and LG Display America, Inc. (“LGDUS”), the US subsidiary of the Controlling Company, were under investigation by U.S. Department of Justice (“DOJ”) with their role in conspiracies to fix prices in the sale of liquid crystal display (LCD) panels. In November, 2008, the Controlling Company and LGDUS agreed to a plea agreement with DOJ and agreed to pay a fine of USD400 million over a five-year period.

As of December 31, 2008, the Controlling Company is under investigation by fair trade or antitrust authorities in Korea, Japan, Canada and European Commission with respect to possible anti-competitive activities in the LCD industry.

In 2006, the Controlling Company, along with a number of other firms in the LCD industry, has been named as defendants in class actions in the United States and Canada for alleged violation of the antitrust laws in connection with the sale of LCD panels to both direct and indirect purchaser plaintiffs, and the class actions in the United States were consolidated and transferred to the United States District Court for the Northern District of California In February 2007, the Controlling Company and certain of its current and former officers and directors were named as defendants in a federal class action in the United States by the shareholders of the Controlling Company alleging violations of the U.S. Securities Exchange Act of 1934, as amended, by the Controlling Company and certain its officers and directors in connection with possible anti-competitive activities in the LCD industry.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

20.	Commitments and Contingencies, Continued

Each of these investigations, legal proceedings and claims is ongoing and the outcome in any of these matters may have a negative effect on the Company’s financial condition, results of operations or cash flows.

21	Derivative Instruments

(a) Derivative instruments used by the Controlling Company for hedging purposes as of December 31, 2008 are as follows:

Hedging purpose	Derivative instrument
Hedge of fair value	Foreign currency forwards

Hedge of cash flows	Foreign currency forwards(*) Cross currency swap Interest rate swap

(*)    Effective October 1, 2008, the Controlling Company discontinued the designation of foreign currency forward contracts as a hedging instrument for hedge of future cash flows and ceased the use of hedge accounting.

(b) Hedge of fair value

The Controlling Company enters into foreign currency forward contracts to manage the exposure to changes in the value of foreign currency denominated accounts receivable and accounts payable in accordance with its foreign currency risk management policy. Hedge accounting is not applied related to the abovementioned derivatives.

(i) Foreign Currency Forwards

Details of foreign currency forwards outstanding as of December 31, 2008 are as follows:

(In millions of Won and USD, except forward rate and maturity date)

Bank	Maturity date	Selling		Buying		Forward rate
BNP Paribas Bank and others	January 28, 2009 ~ May 18, 2009	USD	225	(Won)	306,738	(Won)1,302.2 ~ (Won)1,419.1: USD1

(ii) Unrealized gains and losses related to the above derivatives as of December 31, 2008 are as follows:

(In millions of Won)

Type	Unrealized gains		Unrealized losses
Foreign Currency Forwards	(Won)	24,574	—

The unrealized gains are charged to operations as gains on foreign currency translation for the year ended December 31, 2008.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

21	Derivative Instruments, Continued

(c) Hedge of cash flows

The Controlling Company enters into foreign currency forward contracts to manage the exposure to changes in cash flows related to forecasted purchase of raw materials and sale of products in foreign currencies. In addition, the Controlling Company entered into cross currency swap and interest rate swap contracts to manage the exposure to changes in cash flows from changes in foreign currency exchange rates and interest rates related to floating rate notes. Details of the Controlling Company’s derivative instruments related to hedge of cash flows as of December 31, 2008 are as follows.

(i) Foreign Currency Forwards

Details of foreign currency forwards outstanding as of December 31, 2008 are as follows:

(In millions of Won and USD, except forward rate)

Bank	Maturity date	Selling	Buying		Forward rate
BNP Paribas Bank and others	January 20, 2009 ~ January 28, 2009	USD20	(Won)	21,024	(Won)1,046.9 ~ (Won)1,055.5 : USD1

The Controlling Company discontinued the cash flow hedge accounting effective October 1, 2008 for foreign currency forwards. Losses from derivative contracts incurred before October 1, 2008 were recognized as accumulated other comprehensive income, net of tax and subsequent losses from changes in the fair value of derivative instruments amounting to (Won)1,517 million are recognized immediately in earnings.

Above mentioned contracts of derivatives were entered into before September 30, 2008, and are not past due as of December 31, 2008. There are no derivatives relating to cash flow hedge that are newly entered into after October 1, 2008.

The net unrealized losses, recorded under accumulated other comprehensive income, are expected to be recognized as realized gains and losses within the next twelve months.

(ii) Cross Currency Swap

(In millions of Won and USD, except forward rate)

Bank	Maturity date	Selling		Buying	Contract rate
Kookmin Bank and others	August 29, 2011 ~ January 31, 2012		—	USD150	Receive floating rate	3M LIBOR ~ 3M LIBOR+0.53%
		(Won)	143,269	—	Pay fixed rate	4.54%~ 5.35%

Net unrealized gains and losses, net of related taxes, were recorded as accumulated other comprehensive income. In relation to the abovementioned cross currency swap, unrealized losses amounting to (Won)5,804 million, recorded as accumulated other comprehensive income, are expected to be charged to operations as losses within the next twelve months.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

21	Derivative Instruments, Continued

(iii) Interest Rate Swap

(In millions of USD, except forward rate)

Bank	Maturity date	Contract amount		Contract rate
SC First Bank	May 21, 2009 ~ May 24, 2010	USD	150	Receive floating rate	6M LIBOR
				Pay fixed rate	5.375%~5.644%

Net unrealized gains and losses, net of related taxes, were recorded as accumulated other comprehensive income.

In relation to the abovementioned interest rate swap, unrealized losses amounting to (Won)5,421 million, recorded as accumulated other comprehensive income, are expected to be charged to operations as losses within the next twelve months.

(iv) Unrealized gains and losses, before tax, related to hedge of cash flows as of December 31, 2008 are as follows:

(In millions of Won)

Type	Unrealized gains		Unrealized losses	Cash flow hedge requirements
Foreign currency forwards	(Won)	—	2,534	Fulfilled
Cross currency swap(*)		—	11,511	Fulfilled
Interest rate swap		—	8,017	Fulfilled

(*) The unrealized gains amounting to (Won)47,895 million related to the foreign exchange rate risk are recognized as losses in the non-consolidated statement of income in the current period.

(d) Realized gains and losses related to derivative instruments for the year ended December 31, 2008 are as follows:

(In millions of Won)

Hedge purpose	Type	Transaction gains		Transaction losses
Cash flow hedge	Cross currency swap	(Won)	145	1,101
Cash flow hedge	Interest rate swap		—	3,653
Cash flow hedge	Foreign currency forwards		5,978	195,843
Fair value hedge	Foreign currency forwards		19,619	240,010
Fair value hedge	Range forward options		2,441	59,538

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

22	Capital Stock

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value (Won)5,000), and as of December 31, 2008, the number of issued common shares is 357,815,700.

There are no changes in the capital stock from January 1, 2007 to December 31, 2008.

23	Capital Surplus

Capital surplus as of December 31, 2008 and 2007 is as follows:

(In millions of Won)

Accounts	2008		2007
Additional paid-in capital	(Won)	2,251,113	2,251,113
Conversion Rights (*)		59,958	59,958

Total	(Won)	2,311,071	2,311,071

(*) Net of tax effects.

24	Accumulated Other Comprehensive Income

Accumulated other comprehensive income as of December 31, 2008 and 2007 is as follows:

(In millions of Won)

Accounts	2008		2007
Unrealized gains on available-for-sale securities	(Won)	25,934	—
Changes in equity securities		534	—
Gain on valuation of derivative instruments		—	1,498
Loss on valuation of derivative instruments		(16,906)	(15,897)
Change in cumulative translation adjustments		164,376	20,222

	(Won)	173,938	5,823

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

25	Retained Earnings

The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficit, if any, with the ratification of the Controlling Company’s majority shareholders.

26	Income Taxes

(a) Income tax expense for the years ended December 31, 2008 and 2007 consists of :

(In millions of Won)	2008		2007
Current income taxes	(Won)	325,636	86,321
Deferred income taxes from change in temporary differences		(27,853)	(3,623)
Deferred income taxes from change in tax credit		(18,088)	(126,711)
Deferred income taxes from change in losses carryforward		—	248,493
Deferred income taxes added to shareholders’ equity		(54,974)	(5,548)

Income tax expense	(Won)	224,721	198,932

(b) The income tax expense calculated by applying statutory tax rates to the Company’s taxable income for the year differs from the actual tax expense in the statement of income for the years ended December 31, 2008 and 2007 for the following reason:

(In millions of Won)	2008		2007
Income before income tax	(Won)	1,311,499	1,542,959
Charge for income taxes at normal tax rates		370,586	427,379
Adjustments		(145,865)	(228,447)
Non-tax deductible expenses		1,918	1,128
Tax credits		(246,626)	(66,062)
Change in tax rates		18,683	—
Changes in unrealizable deferred income tax assets		71,530	(159,527)
Others		8,630	(3,986)

Income tax expense		224,721	198,932

Effective tax rate		17.13%	12.89%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

26	Income Taxes, Continued

(c) The tax effects of temporary differences, tax credit carryforwards and losses carryforwards that resulted in significant portions of deferred tax assets and liabilities at December 31, 2008 and 2007 are presented below:

(i) 2008

(In millions of Won)

	January 1, 2008		Increase (decrease)	December 31, 2008
Temporary differences:
Accrued income	(Won)	(14,055)	(74,182)	(88,237)
Inventories		77,462	(4,121)	73,341
Change in fair value of available-for-sale securities		—	(33,248)	(33,248)
Long-term other payables		—	406,156	406,156
Equity method investments		(10,304)	(2,411)	(12,715)
Changes in capital adjustment arising from equity method investments		—	(684)	(684)
Change in cumulative translation adjustments		(19,381)	(191,358)	(210,739)
Other current assets		15,561	(86,513)	(70,952)
Loss on valuation of derivative instruments		21,927	135	22,062
Gain on valuation of derivative instruments		(2,066)	2,066	—
Property, plant and equipment		396,793	(30,726)	366,067
Warranty reserve and other reserves		49,295	12,225	61,520
Gain on foreign currency translation		—	(138,599)	(138,599)
Loss on foreign currency translation		—	435,875	435,875
Others		19,545	54,022	73,567

Total		534,777	348,637	883,414

Tax credit carryforwards	(Won)	448,522	20,098	468,620

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

26	Income Taxes, Continued

(In millions of Won)	Deferred tax assets (liabilities)
	January 1, 2008		Increase (decrease)	December 31, 2008	Current	Non-current
Accrued income	(Won)	(3,521)	(17,832)	(21,353)	(21,353)	—
Inventories		(6,754)	24,993	18,239	18,239	—
Change in fair value of available-for-sale securities		—	(7,314)	(7,314)	—	(7,314)
Long-term other payables		—	—	—	—	—
Equity method investments		(3,034)	3,034	—	—	—
Changes in capital adjustment arising from equity method investments		—	(150)	(150)	—	(150)
Change in cumulative translation adjustments		841	(47,204)	(46,363)	—	(46,363)
Other Current assets		3,898	(21,068)	(17,170)	(17,170)	—
Loss on valuation of derivative instruments		6,030	(874)	5,156	3,329	1,827
Gain on valuation of derivative instruments		(568)	568	—	—	—
Property, plant and equipment		65,539	10,818	76,357	—	76,357
Warranty reserve and other reserves		12,348	2,317	14,665	12,444	2,221
Gain on foreign currency translation		—	(33,541)	(33,541)	(33,541)	—
Loss on foreign currency translation		—	105,482	105,482	105,482	—
Others		5,535	8,624	14,159	18,618	(4,459)

Subtotal		80,314	27,853	108,167	86,048	22,119
Tax credit carryforwards		403,670	18,088	421,758	—	421,758

Deferred income tax assets	(Won)	483,984	45,941	529,925	86,048	443,877

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

26	Income Taxes, Continued

(ii) 2007

(In millions of Won)
	January 1, 2007		Increase (decrease)	December 31, 2007
Temporary differences:
Accrued income	(Won)	(829)	(13,226)	(14,055)
Inventories		84,275	(6,813)	77,462
Equity method investments		(4,884)	(5,420)	(10,304)
Change in cumulative translation adjustments		29,564	(48,945)	(19,381)
Other current liabilities		1,790	13,771	15,561
Loss on valuation of derivative instruments		16,305	5,622	21,927
Gain on valuation of derivative instruments		(33,687)	31,621	(2,066)
Property, plant and equipment		200,269	196,524	396,793
Warranty reserve and other reserves		31,261	18,034	49,295
Others		(11,882)	31,427	19,545

Total		312,182	222,595	534,777
Losses carryforwards		903,610	(903,610)	—

Tax credit carryforwards	(Won)	436,486	12,036	448,522

(In millions of Won)	Deferred tax assets(liabilities)
	January 1, 2007		Increase (decrease)	December 31, 2007	Current	Non- current
Accrued income	(Won)	(228)	(3,293)	(3,521)	(3,521)	—
Inventories		23,278	(30,032)	(6,754)	(6,754)	—
Equity method investments		1,714	(4,748)	(3,034)	—	(3,034)
Change in cumulative translation adjustments		8,130	(7,289)	841	—	841
Other current liabilities		492	3,406	3,898	3,898	—
Loss on valuation of derivative instruments		4,484	1,546	6,030	6,030	—
Gain on valuation of derivative instruments		(6,294)	5,726	(568)	(568)	—
Property, plant and equipment		60,947	4,592	65,539	—	65,539
Warranty reserve and other reserves		8,840	3,508	12,348	12,348	—
Others		(24,672)	30,207	5,535	29,360	(23,825)

Subtotal		76,691	3,623	80,314	40,793	39,521
Losses carryforwards		248,493	(248,493)	—	—	—
Tax credit carryforwards		276,959	126,711	403,670	292,133	111,537

Deferred income tax assets	(Won)	602,143	(118,159)	483,984	332,926	151,058

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

26	Income Taxes, Continued

(d) Amounts and maturity date of the item which are not recognized as deferred tax assets are as follows:

(In millions of Won)	2008		2007
Long-term other payables	(Won)	406,156	—

As of December 31, 2008, the Company did not recognize temporary differences related to the long-term other payables of a subsidiary, as the possibility of realization of the deferred tax assets, through events such as disposal of the related investments in foreseeable future, is remote.

(e) Amounts which are not recognized as deferred tax liabilities are as follows:

(In millions of Won)	2008		2007
Change in cumulative translation adjustment	(Won)	—	22,442

As of December 31, 2008, for the retained earnings of subsidiaries amounting to (Won)119,788 million, the Controlling Company did not recognize deferred tax liabilities relating to the retained earnings of subsidiaries considering the effect of credit for foreign taxes paid.

(f) Income tax expense that was directly charged or credited to accumulated other comprehensive income as of December 31, 2008 and 2007 are as follows:

(In millions of Won)	2008				2007
	Amount		Current income tax	Deferred income tax	Amount	Current income tax	Deferred income tax
Change in fair value of available-for-sale securities	(Won)	33,248	—	(7,314)	—	—	—
Changes in capital adjustment arising from equity method investments		684	—	(150)	—	—	—
Change in cumulative translation adjustments		191,358	—	(47,204)	48,945	—	(2,173)
Loss on valuation of derivative instruments		(135)	—	(874)	(5,622)	—	1,546
Gain on valuation of derivative instruments		(2,066)	—	568	(31,621)	—	8,696
Conversion rights		—	—	—	49,516	(13,617)	—

	(Won)	223,089	—	(54,974)	61,218	(13,617)	8,069

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

26	Income Taxes, Continued

(g) As of December 31, 2008 and 2007 details of aggregate deferred tax assets and liabilities, income taxes payable and income tax refund receivable are as follows:

(In millions of Won)	2008				2007
	Current		Non-current	Total	Current	Non-current	Total
Deferred tax assets	(Won)	158,112	502,163	660,275	343,769	177,917	521,686
Deferred tax liabilities		72,064	58,286	130,350	10,843	26,859	37,702
Income taxes payable		294,494	—	294,494	78,133	—	78,133

(h) Statutory tax rate applicable to the Controlling Company is 27.5% for the years ended December 31, 2008 and 2007. Under the Foreign Investment Promotion Act of Korea, from September 1999, the Controlling Company have been entitled to an exemption from income taxes in proportion to the percentage of foreign equity for seven years following the registration of each foreign equity investment, and at one-half of that percentage for the subsequent three years. The effective tax rate, including adjustment for tax credits, tax exemption for foreign investment, and deferred income taxes applicable to the Company was approximately 17.13% in 2008.

27	Cost of Sales

Details of cost of sales for the years ended December 31, 2008 and 2007 are as follows:

(In millions of Won)	2008			2007
Finished goods	(Won)		13,414,877		12,083,850
Beginning balance of finished goods		453,034		572,210
Cost of goods manufactured		13,501,230		11,964,674
Ending balance of finished goods		(539,387)		(453,034)
Merchandise			189,438		—
Others			12,300		31,513

	(Won)		13,616,615		12,115,363

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

28	Selling, General and Administrative Expenses

Details of selling, general and administrative expenses for the years ended December 31, 2008 and 2007 are as follows:

(In millions of Won)	2008		2007
Salaries	(Won)	127,271	111,150
Severance benefits		9,523	8,574
Other employee benefits		25,596	12,887
Shipping cost		209,665	194,081
Rent		13,350	10,947
Fees and commissions		94,911	93,090
Entertainment		5,942	4,080
Depreciation		23,733	15,020
Taxes and dues		9,711	6,693
Advertising		48,964	30,433
Sales promotion		24,446	17,487
Development costs		6,613	3,260
Research		141,427	102,864
Bad debt expenses		—	6,638
SVC expenses		103,371	77,852
Others		67,056	37,540

	(Won)	911,579	732,596

29	Earnings Per Share

(a) Basic earnings per share for the years ended December 31, 2008 and 2007 are as follows:

(In Won, except earnings per share and share information)
	2008		2007
Net income	(Won)	1,086,896,360,997	1,344,027,180,277
Weighted-average number of common shares outstanding		357,815,700	357,815,700

Earnings per share	(Won)	3,038	3,756

There were no events or transactions that resulted in changes in the number of common shares used for calculating earnings per share.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

29	Earnings Per Share, Continued

(b) Diluted earnings per share for the years ended December 31, 2008 and 2007 are as follows:

(In Won, except earnings per share and share information)
	2008		2007
Net income	(Won)	1,086,896,360,997	1,344,027,180,277
Interest on convertible bond, net of tax		19,139,925,063	13,185,581,052
Adjusted income		1,106,036,286,060	1,357,212,761,329
Weighted-average number of common shares outstanding and common equivalent shares(*)		368,346,462	365,212,337

Diluted earnings per share	(Won)	3,003	3,716

(*) Weighted-average number of common shares outstanding is calculated as follows:

(In shares)
	2008	2007
Weighted-average number of common shares (basic)	357,815,700	357,815,700
Effect of conversion of convertible bonds	10,530,762	7,396,637

Weighted-average number of common shares (diluted) at December 31, 2008	368,346,462	365,212,337

(c) The number of dilutive potential ordinary shares outstanding for the years ended December 31, 2008 and 2007 is calculated as follows:

(In shares)	2008	2007
Number of convertible bonds	10,530,762	10,464,234
Period	January 1, 2008~ December 31, 2008	April 18, 2007~ December 31, 2007
Weighted	366 days/366 days	258 days /365 days
Effect of conversion of convertible bonds	10,530,762	7,396,637

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

30	Dividends

(a) The dividend payout ratios for the years ended December 31, 2008 and 2007 are as follows:

(In millions of Won)	2008	2007
Dividend amount	178,908	268,362
Net income	1,086,896	1,344,027
Dividend payout ratio	16.46%	19.97%

(b) The dividend yield ratios for the years ended December 31, 2008 and 2007 are as follows:

(In Won except Dividend yield ratio)	2008	2007
Dividend per share	500	750
Market price of a common share of the Controlling Company as of year end	21,000	49,500
Dividend yield ratio	2.38%	1.52%

31	Share-Based Payments

(a) The terms and conditions of share-based payment arrangement as of December 31, 2008 are as follows:

Descriptions
Settlement method	Cash settlement
Type of arrangement	Stock appreciation rights (granted to senior executives)
Date of grant	April 7, 2005
Weighted-average exercise price (*1)	(Won)44,050
Number of rights granted	450,000
Number of rights forfeited (*2)	230,000
Number of rights cancelled (*3)	110,000
Number of rights outstanding	110,000
Exercise period	From April 8, 2008 to April 7, 2012
Vesting conditions	Two years of service from the date of grant

(*1)  The exercise price at the grant date was (Won)44,260 per stock appreciation right (“SARs”). However, the exercise price was subsequently adjusted to (Won)44,050 due to additional issuance of common shares in 2005.

(*2)  SARs were forfeited in connection with senior executives who left the Controlling Company before meeting the vesting requirement.

(*3)  If the appreciation of the Controlling Company’s share price is equal or less than that of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the outstanding SARs are exercisable. As the actual increase rate of the Controlling Company’s share price for the three-year period ending April 7, 2008 was less than that of the KOSPI for the same three-year period, only 110,000 shares, 50% of the outstanding SARs as of December 31, 2008 are exercisable.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

31	Share-Based Payments, Continued

(b) The changes in the number of SARs outstanding for the years ended December 31, 2008 and 2007 are as follows:

(In share)

	Stock appreciation rights
	2008	2007
Balance at beginning of year	220,000	260,000
Forfeited or cancelled	110,000	40,000
Outstanding at end of year	110,000	220,000

Exercisable at end of year	110,000	—

(c) The Company reversed accumulated stock compensation cost of (Won)560 million for the year ended December 31, 2008 as the market price of the Controlling Company’s common share was less than the exercise price of a SAR.

32	Comprehensive Income

Comprehensive income for the years ended December 31, 2008 and 2007 is as follows:

(In millions of Won)	2008		2007
Net income	(Won)	1,086,778	1,344,027
Change in fair value of available-for-sale securities, net of tax effect of (Won)(7,314) million in 2008 and nil in 2007		25,934	—
Change in equity arising from application of equity method, net of tax effect of (Won)(150) million in 2008 and nil in 2007		534	—
Gain on valuation of cash flow hedges, net of tax effect of (Won)568 million in 2008 and (Won)8,696 million in 2007		(1,498)	(22,925)
Loss on valuation of cash flow hedges, net of tax effect of (Won)(874) million in 2008 and (Won)1,546 million in 2007		(1,009)	(4,076)
Change in cumulative translation adjustments, net of tax effect of (Won)(47,204) million in 2008 and (Won)(2,173) million in 2007		144,154	46,772

Consolidated Comprehensive income		1,254,893	1,363,798

Comprehensive income of the Controlling Company		1,255,011	1,363,798

Comprehensive income (loss) of minority interest	(Won)	(118)	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

33	Value-Added Information

Value added information for the years ended December 31, 2008 and 2007 is as follows:

(i) 2008

(In millions of Won)	Cost of sales		Selling, general and administrative expense	Research and development expense(*1)	Construction in progress	Total
Salaries and wages	(Won)	690,498	127,271	54,595	21,305	893,669
Severance benefits		53,329	9,523	4,673	1,467	68,992
Other employee benefits		120,668	25,596	6,197	2,119	154,580
Rent		12,543	13,350	446	—	26,339
Depreciation(*2)		2,497,785	23,733	19,503	708	2,541,729
Taxes and dues		10,654	9,711	170	—	20,535

	(Won)	3,385,477	209,184	85,584	25,599	3,705,844

(ii) 2007

(In millions of Won)	Cost of sales		Selling, general and administrative expense	Research and development expense(*1)	Construction in progress	Total
Salaries and wages	(Won)	591,901	111,150	45,840	214	749,105
Severance benefits		50,042	8,574	3,691	521	62,828
Other employee benefits		93,836	12,887	4,932	9	111,664
Rent		2,831	10,947	522	—	14,300
Depreciation(*2)		2,794,790	15,020	20,207	1,296	2,831,313
Taxes and dues		7,572	6,693	252	—	14,517

	(Won)	3,540,972	165,271	75,444	2,040	3,783,727

(*1)	Research and development expense includes amount allocated to cost of sales.
(*2)	Depreciation includes amortization of intangible assets.

34	Supplemental Cash Flow Information

Significant non-cash investing and financing activities for the years ended December 31, 2008 and 2007 are as follows:

(In millions of Won)	2008		2007
Increase (decrease) in other accounts payable arising from purchase of property, plant and equipment	(Won)	1,251,752	(616,371)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

35	Segment Information

(a) The Company manufactures and sells TFT-LCD and AM-OLED products. The segment of AM-OLED is not presented separately, as the sales of AM-OLED products are insignificant to total sales.

(b) The Company sells its products in domestic and foreign markets. Export sales represent approximately 93% of total sales for the year ended December 31, 2008. The following is a summary of sales by region based on the location of the customers for the years ended December 31, 2008 and 2007:

(i) 2008

(In millions of Won)

	Korea			Asia	US	Europe	Consolidation adjustment	Consolidation
	Domestic		Export
Total sales	(Won)	1,063,742	14,801,498	8,884,601	2,270,393	2,979,440	(13,736,039)	16,263,635
Inter-company sales		—	(12,999,573)	(572,161)	(5,795)	(158,510)	13,736,039	—

Net sales	(Won)	1,063,742	1,801,925	8,312,440	2,264,598	2,820,930	—	16,263,635

Operating income	(Won)		1,536,306	82,310	7,528	12,886	96,411	1,735,441

Total assets	(Won)		16,501,987	1,941,879	309,739	947,415	(2,312,654)	17,388,366

(ii) 2007

(In millions of Won)

	Korea			Asia	US	Europe	Consolidation adjustment	Consolidation
	Domestic		Export
Total sales	(Won)	1,028,323	13,134,808	7,699,766	1,561,192	2,650,445	(11,722,568)	14,351,966
Inter-company sales		—	(11,301,640)	(302,531)	(698)	(116,713)	11,721,582	—

Net sales	(Won)	1,028,323	1,833,168	7,397,235	1,560,494	2,533,732	(986)	14,351,966

Operating income	(Won)		1,491,135	12,676	3,977	10,466	(14,247)	1,504,007

Total assets	(Won)		13,394,435	1,766,886	227,361	922,059	(2,530,906)	13,779,835

36	Date of Authorization for Issue of Financial Statements

The 2008 financial statements were authorized for issue on January 16, 2009, at the Board of Directors Meeting.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2007

37	Results of Operations for the Last Interim Period

(In millions of Won)	2008 4th Quarter		2007 4th Quarter
Revenue	(Won)	4,155,648	4,321,864
Operating income (loss)		(288,412)	868,782
Net income (loss) for the period		(683,903)	759,908
Earnings (losses) per share (in Won)		(1,911)	2,124

38	Subsequent Event

LG Display Singapore Pte. Ltd. was incorporated in Singapore on January 12, 2009, to sell TFT-LCD products. Its capital stock amounted to SGD1.4 million ((Won)1,250 million) and is wholly owned by the Controlling Company.

39	Status of the Company’s Adoption of Korean IFRS

In March 2008, a task force was set up for the Controlling Company’s adoption of the Korean International Financial Reporting Standards (“K-IFRS”) in 2010. The task force comprehensively analyzed differences in Statements of Korea Accounting Standard and K-IFRS in the Controlling Company’s significant accounting policies and selected the accounting applicable to the Controlling Company by benchmarking application of IFRS of other companies. Material adjustments to accounting policies in adopting IFRS, compared to the current accounting policies, are believed to be with convertible bond and employee benefits, and the Controlling Company is currently in the process of evaluating the impacts of the adjustments.

LG DISPLAY CO., LTD.

(Formerly, LG.Philips LCD Co., Ltd.)

Non-Consolidated Financial Statements

December 31, 2008

(With Independent Auditors’ Report Thereon)

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Stockholders and Board of Directors

LG Display Co., Ltd.:

We have audited the accompanying non-consolidated balance sheet of LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.) (the “Company”) as of December 31, 2008, and the related non-consolidated statements of income, appropriations of retained earnings, changes in stockholders’ equity and cash flows for the year then ended. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our audit. The accompanying non-consolidated financial statements of the Company as of December 31, 2007 were audited by Samil PricewaterhouseCoopers, whose report thereon dated February 15, 2008 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and the results of its operations, the appropriation of its retained earnings, the changes in its equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the Republic of Korea.

As discussed in note 2(b) to the non-consolidated financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in stockholders’ equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

Without qualifying our opinion, we draw attention to the following:

As discussed in note 18(b) to the non-consolidated financial statements, the Company is under investigations by fair trade or antitrust authorities in Korea, Japan, Canada and European Commission with respect to possible anti-competitive activities in the LCD industry as of December 31, 2008. In addition, the Company has been named as defendants in a number of federal class actions in the United States and Canada alleging that the defendants violated the antitrust laws in connection with the sale of LCD panels, and the Company and certain of its officers and directors have been named as defendants in a federal class action in the United States by shareholders of the Company alleging violations of the U.S. Securities Exchange Act of 1934.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

Each of these investigations, legal proceedings and claims is ongoing and the outcome in any of these matters may have a negative effect on the results of the Company’s operations, financial positions or cash flows.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

February 16, 2009

This report is effective as of February 16, 2009, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Non-Consolidated Balance Sheets

As of December 31, 2008 and 2007

(In millions of Won)	Note	2008		2007
Assets
Cash and cash equivalents	3, 16	(Won)	1,207,786	1,109,749
Short-term financial instruments	3		2,055,000	785,000
Available-for-sale securities	6		74	63
Trade accounts and notes receivable, net	4, 8, 16, 18		1,695,578	2,462,946
Other accounts receivable, net	4, 16		41,570	121,687
Accrued income, net	4		88,175	14,044
Advance payments, net	4		250	2,743
Prepaid expenses			34,156	33,475
Prepaid value added tax	16		145,862	94,564
Deferred income tax assets, net	24		80,994	330,277
Other current assets			25,164	9,109
Inventories, net	5, 11		881,503	680,596

Total current assets			6,256,112	5,644,253

Long-term financial instruments			13	13
Available-for-sale securities	6		129,497	—
Equity-method investments	7		831,237	489,101
Long-term loans	16		12,575	—
Property, plant and equipment, net	8, 9, 10, 11		8,431,214	6,830,600
Intangible assets, net	12		194,343	111,530
Non-current guarantee deposits			46,972	28,935
Long-term other receivables, net	4		182	364
Long-term prepaid expenses			150,665	155,584
Deferred income tax assets, net	24		409,528	134,055
Other non-current assets			39,649	—

Total non-current assets			10,245,875	7,750,182

Total assets		(Won)	16,501,987	13,394,435

See accompanying notes to non-consolidated financial statements.

LG DISPLAY CO., LTD.

Non-Consolidated Balance Sheets (Continued)

As of December 31, 2008 and 2007

(In millions of Won)	Note	2008		2007
Liabilities
Trade accounts payable and notes payable	8, 16	(Won)	951,975	980,566
Other accounts payable	16		2,205,092	554,920
Advances received			10,669	12,360
Withholdings			15,486	6,726
Accrued expenses			212,330	172,270
Income tax payable	24		265,550	72,342
Warranty reserve, current	17		48,008	49,295
Current portion of long-term debt and debentures, net of discounts	13, 14		498,652	350,281
Other current liabilities			19,464	46,650

Total current liabilities			4,227,226	2,245,410

Debentures, net of current portion and discounts on debentures	13		1,490,445	1,998,147
Long-term debt, net of current portion	14		1,019,306	807,510
Long-term accrued expenses	29		—	560
Long-term other accounts payables	7		406,156	—
Accrued severance benefits, net	15		70,139	53,435
Warranty reserve, non-current	17		10,097	—
Other non-current liabilities			2,596	—

Total non-current liabilities			2,998,739	2,859,652

Total liabilities			7,225,965	5,105,062

Stockholders’ equity
Common stock, (Won)5,000 par value. Authorized 500,000,000 shares; issued and outstanding 357,815,700 shares in 2008 and 2007	1, 20		1,789,079	1,789,079
Capital surplus	21		2,311,071	2,311,071
Accumulated other comprehensive income	22		173,938	5,823
Retained earnings	23		5,001,934	4,183,400

Total stockholders’ equity			9,276,022	8,289,373

Commitments and contingencies	18
Total liabilities and stockholders’ equity		(Won)	16,501,987	13,394,435

See accompanying notes to non-consolidated financial statements.

LG DISPLAY CO., LTD.

Non-Consolidated Statements of Income

For the years ended December 31, 2008 and 2007

(In millions of Won, except earnings per share)	Note	2008		2007
Sales	8, 33	(Won)	15,865,240	14,163,131
Cost of sales	8, 25		13,626,602	12,076,688

Gross profit			2,238,638	2,086,443

Selling and administrative expenses	26		702,332	595,308

Operating income			1,536,306	1,491,135

Interest income			205,988	54,080
Rental income			3,203	3,796
Foreign exchange gains			2,492,293	255,307
Gain on foreign currency translation			211,068	35,620
Equity income on investments	7		164,142	29,013
Gain on disposal of property, plant and equipment			3,299	6,561
Gain on disposal of intangible assets			1,633	—
Commission earned			30,207	175,233
Reversal of bad debt allowance			5,961	—
Gain on redemption of debentures	13		1,152	1,868
Other income			9,041	10,235

Non-operating income			3,127,987	571,713

Interest expense			115,702	185,690
Foreign exchange losses			2,324,969	192,847
Loss on foreign currency translation			437,392	35,299
Donations			7,829	2,314
Loss on disposal of trade accounts and notes receivable	4		23,019	2,685
Equity loss on investments	7		454,672	35,347
Loss on disposal of property, plant and equipment			536	3,498
Impairment loss on property, plant and equipment	9		83	40,098
Loss on redemption of debentures	13		13	19,500
Loss on sale of investment in equity securities	7		100	—
Other expenses			6,498	8

Non-operating expenses			3,370,813	517,286

Income before income taxes			1,293,480	1,545,562
Income tax expense	24		206,584	201,535

Net income		(Won)	1,086,896	1,344,027

Earnings per share	27
Basic earnings per share		(Won)	3,038	3,756

Diluted earnings per share		(Won)	3,003	3,716

See accompanying notes to non-consolidated financial statements.

LG DISPLAY CO., LTD.

Non-Consolidated Statements of Appropriations of Retained Earnings

For the years ended December 31, 2008 and 2007

(Date of appropriations : March 13, 2009 and February 29, 2008 for the years ended December 31, 2008 and 2007, respectively)

(In millions of Korean won)	Note	2008		2007
Retained earnings before appropriations
Unappropriated retained earnings carried over from prior year		(Won)	3,759,865	2,711,036
Net income			1,086,896	1,344,027

			4,846,761	4,055,063

Appropriation of retained earnings
Legal reserve			17,891	26,836

Cash dividend (dividend per share (dividend as a percentage of par value) : (Won)500 (10%) in 2008 and (Won)750 (15%) in 2007)	28		178,908	268,362

			196,799	295,198

Unappropriated retained earnings carried forward to the following year		(Won)	4,649,962	3,759,865

See accompanying notes to non-consolidated financial statements.

LG DISPLAY CO., LTD.

Non-Consolidated Statements of Changes in Stockholders' Equity

For the years ended December 31, 2008 and 2007

(In millions of Won)	Note	Capital stock		Capital surplus	Accumulated other comprehensive income	Retained earnings	Total
Balances at January 1, 2007		(Won)	1,789,079	2,275,172	(13,948)	2,839,373	6,889,676
Net income			—	—	—	1,344,027	1,344,027
Change in consideration for conversion rights			—	35,899	—	—	35,899
Change in capital adjustment arising from equity method investments	7, 30		—	—	46,772	—	46,772
Gain on valuation of cash flow hedges	19, 30		—	—	(22,925)	—	(22,925)
Loss on valuation of cash flow hedges	19, 30		—	—	(4,076)	—	(4,076)

Balances at December 31, 2007			1,789,079	2,311,071	5,823	4,183,400	8,289,373

Balances at January 1, 2008			1,789,079	2,311,071	5,823	4,183,400	8,289,373
Cash dividend			—	—	—	(268,362)	(268,362)
Net income			—	—	—	1,086,896	1,086,896
Change in fair value of available-for-sale securities	6, 30		—	—	25,934	—	25,934
Change in capital adjustment arising from equity method investments	7, 30		—	—	144,688	—	144,688
Gain on valuation of cash flow hedges	19, 30		—	—	(1,498)	—	(1,498)
Loss on valuation of cash flow hedges	19, 30		—	—	(1,009)	—	(1,009)

Balances at December 31, 2008		(Won)	1,789,079	2,311,071	173,938	5,001,934	9,276,022

See accompanying notes to non-consolidated financial statements.

LG DISPLAY CO., LTD.

Non-Consolidated Statements of Cash Flows

For the years ended December 31, 2008 and 2007

(In millions of Won)	Note	2008		2007
Cash flows from operating activities:
Net income		(Won)	1,086,896	1,344,027
Adjustments for:
Depreciation			2,280,579	2,610,254
Amortization of intangible assets			50,310	45,452
Provision for severance benefits			68,956	62,663
Provision for warranty reserve	17		90,063	72,058
Loss (gain) on foreign currency translation, net			226,347	(7,932)
Equity loss on investments, net			290,530	6,334
Loss on sale of investment in equity securities, net			100	—
Gain on disposal of property, plant and equipment, net			(2,763)	(3,063)
Gain on disposal of intangible assets, net			(1,633)	—
Impairment loss on property, plant and equipment			83	40,098
Amortization of discount on debentures, net			30,838	45,323
Loss (gain) on redemption of debentures, net			(1,139)	17,632
(Reversal of) compensation expenses associated with stock option	29		(560)	560

			3,031,711	2,889,379
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable and notes receivable			619,830	(1,381,517)
Decrease (increase) in other accounts receivable			81,060	(94,090)
Decrease (increase) in accrued income			(74,131)	(13,223)
Decrease (increase) in advance payments			2,493	2,688
Decrease (increase) in prepaid expenses			28,721	17,591
Decrease (increase) in prepaid value added tax			(66,833)	(39,367)
Decrease (increase) in other current assets			1,853	16,502
Decrease (increase) in inventories			(200,907)	54,780
Decrease (increase) in long-term other receivables			182	(364)
Decrease (increase) in long-term prepaid expenses			(24,482)	(46,625)
Decrease (increase) in non-current deferred income tax assets			(81,165)	123,183
Decrease (increase) in other non-current assets			2,539	—
Increase (decrease) in trade accounts and notes payable			59,217	29,968
Increase (decrease) in other accounts payable			403,602	42,559
Increase (decrease) in advances received			(1,691)	11,899
Increase (decrease) in withholdings			8,759	(2,319)
Increase (decrease) in accrued expenses			38,663	104,456
Increase (decrease) in income tax payable			193,208	72,342
Increase (decrease) in other current liabilities			(20,536)	(5,885)
Increase (decrease) in warranty reserve	17		(81,253)	(50,778)
Accrued severance benefits transferred from affiliated company, net			3,339	2,117
Payment of severance benefits			(23,850)	(48,064)
Decrease (increase) in severance insurance deposits			(31,792)	(45,242)
Decrease (increase) in contribution to the National Pension Fund			51	110

			836,877	(1,249,279)

Net cash provided by operating activities		(Won)	4,955,484	2,984,127

See accompanying notes to non-consolidated financial statements.

LG DISPLAY CO., LTD.

Non-Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2008 and 2007

(In millions of Won)	Note	2008		2007
Cash flows from investing activities:
Increase in short-term financial instruments		(Won)	(1,270,000)	(785,000)
Acquisition of available-for-sale securities			(96,260)	(39)
Cash dividends received	7		12,187	17,754
Acquisition of equity method securities			(46,755)	(102,699)
Proceeds from disposal of property, plant and equipment			10,343	44,364
Proceeds from disposal of intangible assets			3,196	—
Acquisition of property, plant and equipment			(2,623,303)	(1,250,504)
Acquisition of intangible assets			(125,103)	(10,477)
Refund of non-current guarantee deposits			32	412
Payment of non-current guarantee deposits			(13,469)	(12,009)
Long-term loans granted			(10,474)	—

Net cash used in investing activities			(4,159,606)	(2,098,198)

Cash flows from financing activities:
Proceeds from issuance of debentures			—	508,997
Redemption of debentures			(78,308)	(590,401)
Proceeds from long-term debts			—	277,362
Repayment of current portion of long-term debts			(351,171)	(557,258)
Repayment of long-term debts			—	(202,946)
Payment of cash dividends			(268,362)	—

Net cash used in financing activities			(697,841)	(564,246)

Net increase in cash and cash equivalents			98,037	321,683
Cash and cash equivalents, beginning of the year			1,109,749	788,066

Cash and cash equivalents, end of the year		(Won)	1,207,786	1,109,749

See accompanying notes to non-consolidated financial statements.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

1	Organization and Description of Business

LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.) (the “Company”) was incorporated in 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) related business to the Company. The Company’s main business is to manufacture and sell TFT-LCD panels. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Company changed its name from LG.Philips LCD Co., Ltd. to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’s share interest in the Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of December 31, 2008, the majority of shares in the Company are owned by LG Electronics Inc. and Philips, 37.9% (135,625 thousand shares) and 13.2% (47,225 thousand shares), respectively.

As of December 31, 2008, the Company has LCD Research & Development Center and TFT-LCD manufacturing plants in Paju and TFT-LCD manufacturing plants and OLED manufacturing plant in Gumi. The Company has overseas subsidiaries located in the United States of America, Europe and Asia.

2	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements

(a)	Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are the same as those followed by the Company in its preparation of annual non-consolidated financial statements as of December 31, 2007 except for the application of the revisions made to Statements of Korea Accounting Standard (“SKAS”) No. 15, Investments in Associates, and Korea Accounting Institute Opinion 06-2, Deferred Income Taxes on Investments in Subsidiaries, Associates and Interests in Joint Ventures.

In accordance with the revised SKAS No. 15, if an investee is a subsidiary, net income and net assets of the parent company’s separate financial statements should agree with the parent company’s share in the net income and net assets of the consolidated financial statements, except when the Company discontinues the application of the equity method due to its investment in a subsidiary being reduced to zero. Revised Korea Accounting Institute Opinion 06-2 requires the Company to recognize deferred tax from unrealized profits and losses relating to intragroup transactions as it would in the consolidated financial statements. As required by the opinion, the Company retroactively applied this accounting change. The application of the above revised accounting standard and opinion had no impact on the Company’s non-consolidated financial statements.

(b)	Basis of Presenting Financial Statements

The Company maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended for use only by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been translated into English from the Korean language non-consolidated financial statements.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

2	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(c)	Revenue Recognition

Revenue is recognized when the significant risks and rewards of ownership have been transferred to the Company’s customers, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods. Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts, volume rebates and other cash incentives paid to customers.

(d)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and in banks, and financial instruments with maturity of three months or less at the time of purchase. These financial instruments are readily convertible into cash without significant transaction costs and bear low risks from changes in value due to interest rate fluctuations.

(e)	Allowance for Doubtful Accounts

Allowance for doubtful accounts is estimated based on an analysis of individual accounts and past experience of collection and presented as a deduction from trade receivables.

(f)	Inventories

Inventories are stated at the lower of cost or market value, with cost being determined by a weighted-average method, except for the materials in transit, which is determined by a specific identification method. Valuation loss, which is comprised of the amount of any write-down of inventories to market value and the amount of loss from the difference between the quantity of inventories recorded in the financial statements and the actual quantity incurred in the ordinary course of business, is added to the cost of goods sold. Valuation loss for the holding inventories is presented as a reduction of the inventories. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed and reduces cost of sales to the extent that revised book value does not exceed the book value that would have been recorded without the impairment. For the years ended December 31, 2008 and 2007, valuation loss is W92,902 million and reversal of valuation loss is W78,491 million, respectively.

Variable production overheads are allocated based on the actual level of production and fixed production overheads are allocated based on the actual capacity of production facilities. However, the normal capacity may be used for allocation of fixed production overheads if the actual level of production is lower than the normal capacity. The difference between actual fixed production overheads and allocated amount based on the normal level of production is recognized as capacity variances in non-operating expenses.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

2	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(g)	Investments in Securities

Upon acquisition, the Company classifies debt and equity securities, excluding investments in subsidiaries, associates and joint ventures, into the following categories: held-to-maturity, trading securities or available-for-sale securities. This classification is reassessed at each balance sheet date.

Investments in debt securities where the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are acquired principally for the purpose of selling in the short-term are classified as trading securities. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

Investments in securities are initially recognized at the fair value of considerations provided by the Company for the acquisition of securities and related transaction costs.

Held-to-maturity investments are carried at amortized cost. Trading and available-for-sale securities are subsequently carried at fair value. Investments in available-for-sale securities that do not have readily determinable fair values are recognized at cost less impairment, if any.

Gains and losses arising from changes in the fair value of trading securities are included in the income statement in the period in which they arise. Unrealized gains and losses arising from changes in the fair value of available-for-sale securities are recognized as accumulated other comprehensive income or loss, net of tax, directly in equity. Gains and losses of available-for-sale securities are recognized in the income statement when the securities are disposed or an impairment loss is recognized. Held-to-maturity investments are carried at amortized cost with interest income and expense recognized in the income statement using the effective interest method.

The Company reviews investments in securities whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. Impairment losses are recognized when the reasonably estimated recoverable amounts are less than the carrying amount and it is not obviously evidenced that impairment is unnecessary.

Trading securities are presented as current assets. Available-for-sale securities, which mature within one year from the balance sheet date or where the likelihood of disposal within one year from the balance sheet date is probable, are presented as current assets. Held-to-maturity securities, which mature within one year from the balance sheet date, are presented as current assets. All other available-for-sale securities and held-to-maturity securities are presented as long-term investments.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

2	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(h)	Equity Method Investments

Investments in associates and subsidiaries of which the Company has the ability to significantly influence are accounted for using the equity method of accounting. The Company records changes in its proportionate ownership in the net assets of the associates and subsidiaries in current operations or as adjustments to other comprehensive income (loss) or retained earnings, depending on the nature of the underlying change in the net assets of the associates and subsidiaries. If the carrying amount of an investment in an associate or subsidiary falls below zero as a result of reflecting the investee’s losses when the equity method is applied, the Company discontinues recognizing further changes in its share of equity interest in the associate or subsidiary and the related investment is accounted for at nil value. However, if the Company holds interest in the associate or subsidiary, including preferred stocks, long-term loans and receivables issued by the associate or subsidiary, the Company continues to account for the losses of the associate or subsidiary until the carrying amount of the interest is reduced to zero.

Unrealized gains on transactions between the Company and its associates or subsidiaries are eliminated to the extent of the Company’s interest in each associate or subsidiary. Unrealized gains are accounted for as a reduction of the carrying amount of the investment in the associate, while unrealized losses are added to the carrying amount of the investment in the associate. Unrealized gains or losses, arising from sales by the Company to the subsidiaries, are fully eliminated.

At the date of acquisition of an investment in an associate or subsidiary, the Company’s share of the difference between the fair value and book value of the identifiable assets and liabilities of an associate or subsidiary is amortized or reinstated in accordance with the associate or subsidiary’s methods of accounting for assets and liabilities. The amount of goodwill or negative goodwill is calculated as the difference between the acquisition cost of an investment in an associate or subsidiary and the Company’s share of the fair value of the identifiable net assets of the associate or subsidiary. Goodwill is amortized using the straight-line method over five years. The amount of negative goodwill up to the fair value of depreciable non-monetary assets is recognized using the straight-line method as a gain over the weighted average useful lives and the remainder of negative goodwill up to the fair value of non-depreciable assets is recognized as a gain in the period of disposal of the assets.

Assets and liabilities of a foreign company subject to the equity method of accounting for investments are translated into Korean Won at the rates of exchange prevailing at the balance sheet date, while their equity is translated at the exchange rate at the time of transactions, and income statement accounts at the average rate over the year. Resulting translation gains and losses are recorded as accumulated other comprehensive income and loss.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

2	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(i)	Interest in Joint Ventures

Joint ventures are those entities two or more venturers are bound by a contractual arrangement and the contractual arrangement establishes a joint control. The Company accounts for its interest in a jointly controlled entity using the equity method of accounting.

(j)	Property, Plant and Equipment

Upon acquisition, property, plant and equipment are stated at cost, which includes acquisition cost or production cost and other costs required to prepare the asset for its intended use as well as capitalized financial expense. Assets acquired through investment in kind or donations are recorded at their fair value upon acquisition. For assets acquired in exchange for a similar asset, the carrying amount of the asset given up is used to measure the cost of the asset received, and for assets acquired in exchange for a dissimilar asset, the fair value of the asset given up is used to measure the cost of the asset received unless the fair value of the asset received is more clearly evident.

Depreciation is computed by using the straight-line method over the estimated useful lives of the assets as follows:

Useful lives (years)
Buildings	20, 40
Structures	20, 40
Machinery and equipment	4
Vehicles	4,12
Tools, furniture and fixtures	4

Significant additions or improvement extending the useful lives or increasing the value of the assets are capitalized. Normal maintenance and repairs are charged to expenses as incurred.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

2	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(k)	Intangible Assets

Intangible assets are stated at cost, which includes acquisition or production cost and other costs required to prepare the asset for its intended use, less accumulated amortization and accumulated impairment loss, if any. Amortization commences when the asset is available for use, and the residual value of an intangible asset is assumed to be zero.

Costs incurred during the development phase are recognized as assets only if the criteria for capitalization as an intangible asset are met, otherwise costs are recognized as a development cost in cost of sales or selling, general and administrative expenses. Any expenditure incurred in the research phase is recognized as research expense in selling, general and administrative expenses.

Intangible assets are amortized using the straight-line method over the following estimated useful lives:

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity and gas supply facilities	10
Rights to use industrial water facilities	10
Software	4

(l)	Grants Received

Grants received from government and other third parties, which are to be repaid, are recorded as a liability. While non-refundable grants received are presented as a reduction of the acquisition cost of the acquire assets, grants received for a specific purpose, not related to the acquisition of assets, are offset against the related expense, and other grants received are recorded as other income.

(m)	Impairment of Assets

When the book value of an asset is significantly greater than its recoverable value due to obsolescence, physical damage or an abrupt decline in the market value of the asset, the decline in value is deducted from the book value to agree with the recoverable amount and is recognized as an asset impairment loss for the period. When the recoverable value subsequently exceeds the book value, the reversal of impairment amount is recognized as a gain for the period to the extent that the revised book value does not exceed the book value that would have been recorded without the impairment.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

2	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(n)	Convertible Bonds

When accounting for a convertible bond, the liability component and the equity component of a bond are separated. At the date of issue, the liability component of the bond is calculated at the fair value of a similar debt security without conversion rights, which is the present value of future cash flows from an ordinary bond until maturity and the equity component is calculated as the difference between the gross proceeds of the bond received at the date of issue and the amount of liability component. The equity component of the convertible bond is presented as a part of capital surplus within equity. Subsequent to initial recognition, the liability component is measured at amortized cost using the effective interest rate method; however, the equity component is not remeasured subsequent to initial recognition.

(o)	Stock and Bond Issue Costs

Stock issue cost is deducted from the gross proceeds from issuance of those stocks and bond issue cost is adjusted to issuance price of debentures and, in turn, discount or premium on debentures.

(p)	Discount (Premium) on Debentures

Discount (premium) on debentures, which represents the difference between the face value and issuance price of debentures, is amortized (accreted) using the effective interest method over the life of the debentures. The amount amortized (accreted) is included in interest expense.

(q)	Retirement and Severance Benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

The Company has partially funded the accrued severance benefits through severance insurance deposits with insurance companies. Deposits made by the Company are recorded as a deduction from accrued severance benefits. In the case that the deposits are greater than the balance of accrued severance benefits, the excess portion of deposits over accrued severance benefits is recorded as other investments. The Company deposited a certain portion of severance benefits to the National Pension Service according to the prior National Pension Law. The deposit amount is recorded as a deduction from accrued severance benefits.

(r)	Foreign Currency Translation

Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won using the foreign exchange rates prevailing at the balance sheet date, with the resulting gains or losses recognized in the statement of income.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

2	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(s)	Derivatives

The Company enters into foreign currency forward contracts to manage the foreign currency risk exposures to the changes in fair value of foreign currency denominated accounts receivable and accounts payable and to the variability of the future cash flows of forecasted raw material purchases and product sales. In addition, the Company entered into cross currency swap and interest rate swap contracts to manage the interest rate and foreign currency risk exposures to the variability of future cash flows of floating rate notes.

Derivatives are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value at each balance sheet date. Attributable transaction costs are recognized in profit or loss when incurred.

Where a derivative, which meets certain criteria, is used for hedging the exposure to changes in the fair value of a recognized asset or liability, it is designated as a fair value hedge. Where a derivative, which meets certain criteria, is used for hedging the exposure to the variability of the future cash flows of a forecasted transaction, it is designated as a cash flow hedge.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the statement of income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

The effective portion of the changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in equity, other comprehensive income or loss. Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item will affect profit or loss or adjusted to the carrying value of an asset or liability of the related to the hedged transaction.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at the time remains in equity and is recognized in income when the forecast transaction is ultimately recognized in the statement of income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of income.

The Company documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis at each balance sheet date, of whether the derivatives that are used in hedging transactions are highly effective in offsetting the changes in fair values or cash flows of hedged items and recognizes the gain or loss related to any ineffective portion immediately in the statement of income.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

2	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(t)	Provisions and Contingent Liabilities

When it is probable that an outflow of economic benefits will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding amount of provision is recognized in the financial statements. However, when such outflow is dependent upon a future event, is not probable to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability is made in the notes to the financial statements.

(u)	Income Taxes

Income tax expense includes the current income tax under the relevant income tax laws and the changes in deferred tax assets or liabilities. Deferred tax assets and liabilities represent the amount of future income tax payables to be decreased or increased, respectively, by temporary differences, which is the difference between the carrying amounts of assets and liabilities for financial reporting purpose and the tax bases of assets and liabilities, and unused loss carryforwards and tax credits. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. Deferred tax assets and liabilities are computed on temporary differences by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. Changes in the carrying amount of deferred tax assets or liabilities result from a change in tax rates or tax laws are recognized in the income statement except to the extent that the changes relate to items previously reflected directly in the shareholders’ equity.

(v)	Sale or Discount of Accounts Receivable

The Company sells or discounts certain accounts or notes receivable to financial institutions, and accounts for the transactions as sale of the receivables if the control over the receivables is substantially transferred to the buyers. The losses from the sale of the receivables are charged to current operations as incurred.

(w)	Earnings Per Share

Earnings per share are calculated by dividing net income attributable to stockholders of the Company by the weighted-average number of shares outstanding during the period. Diluted earnings per share are determined by adjusting net income attributable to stockholders and the weighted-average number of shares outstanding for the effects of all dilutive potential shares.

(x)	Use of Estimates

The preparation of non-consolidated financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the non-consolidated financial statements and related notes to non-consolidated financial statements. Items requiring management’s estimates and assumptions include, but not limited to, the valuation of property, plant and equipment, accounts receivable, inventories, deferred income tax and derivative contracts. Actual results could differ from those estimates.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

3	Cash and Cash Equivalents and Short-term Financial Instruments

Cash and cash equivalents as of December 31, 2008 and 2007 are as follows:

(In millions of Won)
	Annual interest rate(%) at December 31, 2008		2008	2007
Cash and cash equivalents
Checking accounts	—	(Won)	141	3
Time deposits	4.24~6.56		601,692	972,628
Passbook accounts in foreign currencies	0.18~4.12		605,953	137,118

			1,207,786	1,109,749

Short-term financial instruments
Time deposits and others	5.76~7.00		2,055,000	785,000

		(Won)	3,262,786	1,894,749

4	Receivables

The Company’s allowance for doubtful accounts on receivables, including trade accounts and notes receivable, as of December 31, 2008 and 2007 is as follows:

(In millions of Won)		2008
		Gross amount	Allowance for doubtful accounts	Carrying value
Trade accounts and notes receivable	(Won)	1,695,871	293	1,695,578
Other accounts receivable		41,792	222	41,570
Accrued income		88,237	62	88,175
Advance payments		253	3	250
Long-term other receivables		184	2	182

		2007
		Gross amount	Allowance for doubtful accounts	Carrying value
Trade accounts and notes receivable	(Won)	2,468,085	5,139	2,462,946
Other accounts receivable		122,917	1,230	121,687
Accrued income		14,186	142	14,044
Advance payments		2,771	28	2,743
Long-term other receivables		368	4	364

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

4	Receivables, Continued

The amount of trade accounts and notes receivable, arising from export sales, sold to financial institutions in 2008 was USD4,133 million, of which USD478 million ((Won)601,068 million) is current and outstanding as of December 31, 2008. For the year ended December 31, 2008, the Company recognized (Won)23,019 million as loss on disposal of trade accounts and notes receivable.

5	Inventories

Inventories as of December 31, 2008 and 2007 are as follows:

(In millions of Won)	2008
	Gross amount		Valuation loss	Book value
Finished goods	(Won)	330,361	44,154	286,207
Work-in-process		415,264	57,173	358,091
Raw materials		173,708	5,520	168,188
Supplies		95,685	26,668	69,017

	(Won)	1,015,018	133,515	881,503

(In millions of Won)	2007
	Gross amount		Valuation loss	Book value
Finished goods	(Won)	315,363	4,388	310,975
Work-in-process		216,258	7,590	208,668
Raw materials		110,652	2,604	108,048
Supplies		78,936	26,031	52,905

	(Won)	721,209	40,613	680,596

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

6	Available-for-Sale Securities

Available-for-sale securities as of December 31, 2008 and 2007 are as follows:

(In millions of Won)	2008
	Acquisition cost		Unrealized gains (losses)
			Beginning balance	Changes in unrealized gains and losses, net	Realized gains on disposition	Net balance at end of year	Carrying value (fair value)
Current asset
Debt securities
Government bonds	(Won)	74	—	—	—	—	74
Non-current asset
Equity securities
HannStar Display Corporation(*)	(Won)	96,249	—	33,248	—	33,248	129,497

(*)	In February 2008, the Company purchased 180 million shares of non-voting mandatorily redeemable convertible preferred stock of HannStar Display Corporation (“Hannstar”) located in Taiwan. The preferred stocks are convertible into common stocks of HannStar at a ratio of 1:1 at the option of the Company from the issue date, February 28, 2008, to the maturity, February 28, 2011. In 2008, there is no preferred stock converted into common stock.

The Company has a put option for total or partial cash redemption of convertible preferred stocks during the period from 18 months after issuance of the convertible preferred stocks to 91 days prior to maturity of them and the issuer has a call option to repay, in cash, total preferred stocks during the period from 2 years after issuance to 90 days prior to maturity.

The abovementioned convertible preferred stocks have been privately placed under the Taiwanese Law, which restricts the sale of the preferred stocks (up to 3 years), and the stocks acquired through conversion are not to be traded in the Taiwanese Stock Exchange until the original maturity of the preferred stocks.

The fair value of the preferred stock has been computed by discounting estimated cash flows from the stock using yield rate that reflects HannStar’s credit risk. The estimated fair value of the convertible preferred stocks is (Won)129,497 million.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

6	Available-for-Sale Securities, Continued

(In millions of Won)	2007
	Acquisition cost		Unrealized gains (losses)
			Beginning balance	Changes in unrealized gains and losses, net	Realized gains on disposition	Net balance at end of year	Carrying value (fair value)
Current asset
Debt securities
Government bonds	(Won)	63	—	—	—	—	63

7	Equity Method Investments

(a)	2008

(i) Investments in companies accounted for using the equity method as of December 31, 2008 are as follows:

(In millions of Won)
Company(*1)	Percentage of ownership(%)	Acquisition cost		Net asset value	Carrying value
LG Display America, Inc. (formerly, LG.philips LCD America, Inc.)	100.00	(Won)	6,082	(414,154)	—
LG Display Germany GmbH (formerly, LG.Philips LCD Germany GmbH)	100.00		1,252	11,487	19,373
LG Display Japan Co., Ltd. (formerly, LG.Philips LCD Japan Co., Ltd.)	100.00		1,088	12,012	15,686
LG Display Taiwan Co., Ltd. (formerly, LG.Philips LCD Taiwan Co., Ltd.)	100.00		6,076	26,491	35,230
LG Display Nanjing Co., Ltd. (formerly, LG.Philips LCD Nanjing Co., Ltd.)	100.00		192,704	410,046	409,200
LG Display Hong Kong Co., Ltd. (formerly, LG.Philips LCD Hong Kong Co., Ltd.)	100.00		1,736	2,000	2,000
LG Display Shanghai Co., Ltd. (formerly, LCD Shanghai Co., Ltd.)	100.00		596	7,052	9,093
LG Display Poland Sp. zo.o. (formerly, LG.Philips LCD Poland Sp. zo.o.)	80.29		131,761	157,864	157,864
LG Display Guangzhou Co., Ltd. (formerly, LG.Philips LCD Guangzhou Co., Ltd.)	84.21		70,474	105,492	100,279
LG Display Shenzhen Co., Ltd. (formerly, LG.Philips LCD Shenzhen Co., Ltd.)	100.00		469	3,400	3,467
Suzhou Raken Technology Ltd.(*5)	51.00		13,153	12,950	18,328
Paju Electric Glass Co., Ltd.	40.00		14,400	26,893	25,841
TLI Inc.(*2)	12.90		14,074	7,861	12,565
AVACO Co., Ltd.(*2)	19.90		6,173	8,056	6,021
NEW OPTICS Ltd.(*3)	36.68		9,700	10,782	11,721
Guangzhou New Vision Technology Research and Development Limited(*4)	50.00		3,655	4,569	4,569

		(Won)	473,393	392,801	831,237

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

7	Equity Method Investments, Continued

(*1)	Controlled subsidiaries changed their names due to the change of the Company’s name.
(*2)	In May and June 2008, the Company acquired 1,008,875 common shares (13.0%) and 2,037,204 common shares (19.9%) of TLI Inc. and AVACO Co., Ltd. at (Won)14,074 million and (Won)6,173 million, respectively. Although the Company’s share interest in these investees are below 20%, the Company is able to exercise significant influence through its right to assign a director in the board of directors of the investees and, accordingly, the investment in these investees have been accounted for using the equity method. TLI Inc. issued new shares due to employees’ exercise of stock options. Accordingly, the Company’s ownership in TLI Inc. decreased from 13.0% to 12.9%, and the Company recognized (Won)100 million as loss on disposal of equity method investments. TLI Inc. and AVACO Co., Ltd. are listed on the Korean Securities Dealers’ Automated Quotation. As of December 31, 2008, the stocks of TLI Inc. and AVACO Co., Ltd. are traded for (Won)5,670 and (Won)2,400 per share, respectively.
(*3)	In July 2008, the Company acquired 6,850,000 common shares (36.68%) of NEW OPTICS Ltd. at (Won)9,700 million.
(*4)	The Company entered into a joint venture agreement with Shenzhen Skyworth-RGB Electronics Co., Limited (“Skyworth-RGB”) to strengthen its strategic alliance with Skyworth-RGB and to jointly develop products for enhancing competitiveness in the Chinese market and, accordingly, Guangzhou New Vision Technology Research and Development Limited was set up for research and development on design of LCD modules and LCD TVs. Each party acquired a 50% equity interest in the joint venture and, in July 2008, the Company invested (Won)3,655 million in connection with the acquisition of 50% interest.
(*5)	On October 7, 2008, the Company entered into a joint venture agreement with AmTRAN Technology Co., Ltd. (“AmTRAN”) in Suzhou, China for production of LCD modules and LCD TV sets. The Company and AmTRAN acquired a 51% and 49% equity interests in the joint venture, respectively, and the Company invested (Won)13,153 million in connection with the acquisition of the shares.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

7	Equity Method Investments, Continued

(ii) Changes in goodwill and negative goodwill for equity method investments for the year ended December 31, 2008 are as follows:

(In millions of Won)
Company	Balance at January 1, 2008		Increase (Decrease)	Amortized (Reversal) amount	Balance at December 31, 2008
TLI Inc.	(Won)	—	5,531	(567)	4,964
AVACO Co., Ltd.		—	(888)	227	(661)
NEW OPTICS Ltd.		—	1,566	(68)	1,498

	(Won)	—	6,209	(408)	5,801

(iii) Details of eliminated unrealized gains and losses from transactions between the Company and equity investees as of December 31, 2008 are as follows:

(In millions of Won)
Company	Inventories		Property, plant and equipment	Accounts receivable	Total
LG Display America, Inc.	(Won)	7,542	—	455	7,997
LG Display Germany GmbH		7,080	—	806	7,886
LG Display Japan Co., Ltd.		3,362	—	312	3,674
LG Display Taiwan Co., Ltd.		8,323	—	416	8,739
LG Display Nanjing Co., Ltd.		—	(846)	—	(846)
LG Display Shanghai Co., Ltd.		1,709	—	332	2,041
LG Display Guangzhou Co., Ltd.		—	(5,213)	—	(5,213)
LG Display Shenzhen Co., Ltd.		15	—	52	67
Suzhou Raken Technology Ltd.		5,535	—	—	5,535
Paju Electric Glass Co., Ltd.		(1,052)	—	—	(1,052)
TLI Inc.		(260)	—	—	(260)
AVACO Co., Ltd.		(1,374)	—	—	(1,374)
NEW OPTICS Ltd.		(559)	—	—	(559)

	(Won)	30,321	(6,059)	2,373	26,635

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

7	Equity Method Investments, Continued

(iv) Changes in the balances of investments in companies accounted for using the equity method for the year ended December 31, 2008 are as follows:

(In millions of Won)

Company	Balance at January 1, 2008		Acquisitions during the year	Dividend received	Gain (loss) on valuation of equity method investments	Accumulated other comprehensive income	Other	Balance at December 31, 2008
LG Display America, Inc.(*1)	(Won)	1,486	—	—	(438,736)	31,094	406,156	—
LG Display Germany GmbH		—	—	—	17,191	2,182	—	19,373
LG Display Japan Co., Ltd.		2,660	—	—	8,626	4,400	—	15,686
LG Display Taiwan Co., Ltd.		4,918	—	—	24,683	5,629	—	35,230
LG Display Nanjing Co., Ltd.		235,386	—	—	76,511	97,303	—	409,200
LG Display Hong Kong Co., Ltd.		7,564	—	(6,427)	(5)	868	—	2,000
LG Display Shanghai Co., Ltd.		—	—	—	7,638	1,455	—	9,093
LG Display Poland Sp. zo.o.		154,231	—	—	(15,042)	18,675	—	157,864
LG Display Guangzhou Co., Ltd.		58,152	—	—	12,959	29,168	—	100,279
LG Display Shenzhen Co., Ltd.		—	—	—	2,648	819	—	3,467
Suzhou Raken Technology Ltd.(*2)		—	13,153	—	5,409	(234)	—	18,328
Paju Electric Glass Co., Ltd.(*2)		24,704	—	(5,760)	6,897	—	—	25,841
TLI Inc.(*2)		—	14,074	—	(822)	(587)	(100)	12,565
AVACO Co., Ltd.(*2)		—	6,173	—	(36)	(116)	—	6,021
NEW OPTICS Ltd.(*2)		—	9,700	—	1,580	441	—	11,721
Guangzhou New Vision Technology Research and Development Limited (*2)		—	3,655	—	(31)	945	—	4,569

	(Won)	489,101	46,755	(12,187)	(290,530)	192,042	406,056	831,237

(*1)	LG Display America, Inc. (“LGDUS”) was officially sentenced to pay the fine of USD400 million by the U.S. Department of Justice (“DOJ”). The Company recognized all losses related to LGDUS’s fine payable and recorded the cumulative loss in excess of the Company’s investment in LGDUS as long-term other accounts payable.
(*2)	The Company accounted for its investments in these companies by using equity method of accounting based on the unaudited financial statements as it was unable to obtain the audited financial statements. However, the Company performed certain procedures to gain reasonableness of the unaudited financial statements.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

7	Equity Method Investments, Continued

(v) There are no losses unrecognized by the Company due to cessation of applying the equity method to its investment in the associates as of December 31, 2008.

(vi) A summary of investees’ financial data as of and for the year ended December 31, 2008, is as follows:

(In millions of Won)

Company	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	(Won)	309,739	723,893	(414,154)	2,270,393	(455,544)
LG Display Germany GmbH		572,538	561,051	11,487	2,831,857	2,660
LG Display Japan Co., Ltd.		202,028	190,016	12,012	1,610,953	1,781
LG Display Taiwan Co., Ltd.		453,944	427,453	26,491	3,659,801	5,322
LG Display Nanjing Co., Ltd.		606,131	196,085	410,046	374,053	74,862
LG Display Hong Kong Co., Ltd.		2,010	10	2,000	—	(5)
LG Display Shanghai Co., Ltd.		289,311	282,259	7,052	1,908,678	2,589
LG Display Poland Sp. zo.o.		374,876	217,012	157,864	147,582	(15,042)
LG Display Guangzhou Co., Ltd.		207,705	102,213	105,492	103,058	14,100
LG Display Shenzhen Co., Ltd.		143,102	139,702	3,400	1,228,057	1,101
Suzhou Raken Technology Ltd.		37,648	12,255	25,393	—	(246)
Paju Electric Glass Co., Ltd.(*)		162,669	95,436	67,233	458,548	18,026
TLI Inc.		68,442	12,215	56,227	40,536	(279)
AVACO Co., Ltd.		67,570	28,464	39,106	52,013	5,578
NEW OPTICS Ltd.		129,197	99,800	29,397	106,980	6,018
Guangzhou New Vision Technology Research and Development Limited		9,155	17	9,138	—	(62)

	(Won)	3,636,065	3,087,881	548,184	14,792,509	(339,141)

(*)	The financial statements of Paju Electric Glass Co., Ltd. were adjusted to conform to the Company’s accounting policy. Details of changes made and their effects on the financial statements are as follows:

(In millions of Won)

Reason for adjustment	Net asset value before adjustment		Net asset value after adjustment	Net income before adjustment	Net income after adjustment
Agreement of depreciation method	(Won)	60,841	67,233	20,099	18,026

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

7	Equity Method Investments, Continued

(b) 2007

(i) Investments in companies accounted for using the equity method as of December 31, 2007 are as follows:

(In millions of Won)

Company	Percentage of ownership (%)	Acquisition cost		Net Asset value	Carrying value
LG Display America, Inc.	100.00	(Won)	6,082	10,297	1,486
LG Display Germany GmbH	100.00		1,252	6,645	—
LG Display Japan Co., Ltd.	100.00		1,088	5,831	2,660
LG Display Taiwan Co., Ltd.	100.00		6,076	15,628	4,918
LG Display Nanjing Co., Ltd.	100.00		192,704	237,881	235,386
LG Display Hong Kong Co., Ltd.	100.00		1,736	7,564	7,564
LG Display Shanghai Co., Ltd.	100.00		596	3,007	—
LG Display Poland Sp. zo.o.	80.29		131,761	154,231	154,231
LG Display Guangzhou Co., Ltd.	100.00		70,474	62,223	58,152
LG Display Shenzhen Co., Ltd.	100.00		469	1,481	—
Paju Electric Glass Co., Ltd.	40.00		14,400	25,431	24,704

		(Won)	426,638	530,219	489,101

(ii) Details of eliminated unrealized gains and losses from transactions between the Company and equity investees as of December 31, 2007 are as follows:

(In millions of Won)

Company	Inventories		Property, plant and equipment	Total
LG Display America, Inc.	(Won)	(8,811)	—	(8,811)
LG Display Germany GmbH		(14,113)	—	(14,113)
LG Display Japan Co., Ltd.		(3,171)	—	(3,171)
LG Display Taiwan Co., Ltd.		(10,624)	—	(10,624)
LG Display Nanjing Co., Ltd.		—	(2,496)	(2,496)
LG Display Shanghai Co., Ltd.		(5,655)	—	(5,655)
LG Display Guangzhou Co., Ltd.		—	(4,071)	(4,071)
LG Display Shenzhen Co., Ltd.		(10,126)	—	(10,126)
Paju Electric Glass Co., Ltd.		(726)	—	(726)

	(Won)	(53,226)	(6,567)	(59,793)

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

7	Equity Method Investments, Continued

(iii) Changes in the balances of investments in companies accounted for using the equity method for the year ended December 31, 2007 are as follows:

(In millions of Won)

Company	Balance at January 1, 2007		Acquisitions during the year	Dividend received	Gain (loss) on valuation of equity method investments	Accumulated other comprehensive income	Balance at December 31, 2007
LG Display America, Inc.	(Won)	8,535	—	—	(7,144)	95	1,486
LG Display Germany GmbH		7,383	—	—	(8,072)	689	—
LG Display Japan Co., Ltd.		4,048	—	—	(1,773)	385	2,660
LG Display Taiwan Co., Ltd.		6,413	—	—	(1,741)	246	4,918
LG Display Nanjing Co., Ltd.		205,224	14,850	(13,145)	9,863	18,594	235,386
LG Display Hong Kong Co., Ltd.		4,184	—	—	3,326	54	7,564
LG Display Shanghai Co., Ltd.		3,777	—	(3,169)	(997)	389	—
LG Display Poland Sp. zo.o.		65,806	55,170	—	8,964	24,291	154,231
LG Display Guangzhou Co., Ltd.		36,891	32,210	—	(15,086)	4,137	58,152
LG Display Shenzhen Co., Ltd.		—	469	—	(534)	65	—
Paju Electric Glass Co., Ltd.(*)		19,284	—	(1,440)	6,860	—	24,704

	(Won)	361,545	102,699	(17,754)	(6,334)	48,945	489,101

(*)	The Company accounted for its investments in Paju Electric Glass Co., Ltd. by using equity method of accounting based on the unaudited financial statements as it was unable to obtain the audited financial statements. However, the Company performed certain procedures to gain reasonableness of the unaudited financial statements.

(iv) Accumulated amounts of the investor’s share of losses in associates that were not recognized as the Company ceased to apply the equity method to the balance of its investment in the associate are as follows:

(In millions of Won)

Company	Percentage of ownership (%)	Amount
LG Display Germany GmbH	100.00		(7,468)
LG Display Shanghai Co., Ltd.	100.00		(2,647)
LG Display Shenzhen Co., Ltd.	100.00		(8,646)

		(Won)	(18,761)

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

7	Equity Method Investments, Continued

(v) A summary of investees’ financial data as of and for the year ended December 31, 2007, is as follows:

Company	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	(Won)	227,361	217,064	10,297	1,561,192	793
LG Display Germany GmbH		571,962	565,317	6,645	2,554,999	1,892
LG Display Japan Co., Ltd.		174,058	168,227	5,831	1,335,073	888
LG Display Taiwan Co., Ltd.		575,849	560,221	15,628	3,462,567	2,896
LG Display Nanjing Co., Ltd.		424,772	186,891	237,881	272,430	8,927
LG Display Hong Kong Co., Ltd.		7,966	402	7,564	725,313	1,496
LG Display Shanghai Co., Ltd.		256,811	253,804	3,007	1,379,368	1,820
LG Display Poland Sp. zo.o.		350,097	195,866	154,231	95,446	8,964
LG Display Guangzhou Co., Ltd.		95,691	33,467	62,224	447	(11,015)
LG Display Shenzhen Co., Ltd.		231,739	230,258	1,481	524,568	947
Paju Electric Glass Co., Ltd.(*)		125,782	62,205	63,577	313,773	15,600

	(Won)	3,042,088	2,473,722	568,366	12,225,176	33,208

(*)	The financial statements of Paju Electric Glass Co., Ltd. were adjusted to conform to the Company’s accounting policy. Details of changes made and their effects on the financial statements are as follows:

(In millions of Won)

Reason for adjustment	Net asset value before adjustment		Net asset value after adjustment	Net income before adjustment	Net income after adjustment
Agreement of depreciation method	(Won)	55,142	63,577	14,329	15,600

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

8	Transactions and Balances with Related Parties

(a) Details of parent and subsidiary relationships as of December 31, 2008 and 2007 are as follows:

Relationship	2008	2007
Controlling party(*1)	LG Electronics Inc.	LG Electronics Inc.

Company that has significant influence over the Company(*1)	LG Corp.	LG Corp., Koninklijke Philips Electronics N.V.(*2)

Subsidiary	LG Display America, Inc.,	LG Display America, Inc.,
	LG Display Taiwan Co., Ltd.,	LG Display Taiwan Co., Ltd.,
	LG Display Japan Co., Ltd.,	LG Display Japan Co., Ltd.,
	LG Display Germany GmbH,	LG Display Germany GmbH,
	LG Display Nanjing Co., Ltd.,	LG Display Nanjing Co., Ltd.,
	LG Display Shanghai Co., Ltd.,	LG Display Shanghai Co., Ltd.,
	LG Display Hong Kong Co., Ltd.,	LG Display Hong Kong Co., Ltd.,
	LG Display Poland Sp. zo.o.,	LG Display Poland Sp. zo.o.,
	LG Display Guangzhou Co., Ltd.,	LG Display Guangzhou Co., Ltd.,
	LG Display Shenzhen Co., Ltd.,	LG Display Shenzhen Co., Ltd.,
	Suzhou Raken Technology Ltd.	Global Professional Sourcing Co., Ltd.(*3)

Joint venture	Guangzhou New Vision Technology Research and Development Limited	—

Equity method investee	Paju Electric Glass Co., Ltd.,	Paju Electric Glass Co., Ltd.

TLI Inc., AVACO Co., Ltd., NEW OPTICS Ltd.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

8	Transactions and Balances with Related Parties, Continued

Relationship	2008	2007
Affiliates(*4)	LG Management Development Institute Co., Ltd.,	LG Management Development Institute Co., Ltd.,
	LG Micron Ltd.,	LG Micron Ltd.,
	LG Life Sciences, Ltd.,	LG Life Sciences, Ltd.,
	LG CNS Co., Ltd.,	LG CNS Co., Ltd.,
	LG N-Sys Inc.,	LG N-Sys Inc.,
	LG Powercom Corp.,	LG Powercom Corp.,
	Serveone Co., Ltd.,	Serveone Co., Ltd.,
	LG Innotek Co., Ltd.,	LG Innotek Co., Ltd.,
	LG Telecom Co., Ltd.,	LG Telecom Co., Ltd.,
	LG CHEM Ltd.,	LG CHEM Ltd.,
	LG International Corp.,	LG International Corp.,
	LG Dacom Corporation,	LG Dacom Corporation,
	Hi Business Logistics,	Hi Business Logistics,
	Siltron Incorporated,	Siltron Incorporated,
	Lusem Co., Ltd. and others	Lusem Co., Ltd. and others

(*1)	The immediate parent and the ultimate parent companies of the Company are LG Electronics Inc. and LG Corporation, respectively.
(*2)	In October 2007 and March 2008, Koninklijke Philips Electronics N.V., which had significant influence over the Company in 2007, sold its share interest in the Company resulting in a decreased share interest of 13.2% (47,225 thousand shares) and resigned from the Company’s management. Accordingly, Koninklijke Philips Electronics N.V. was excluded from the companies that have significant influence over the Company since March 2008.
(*3)	This entity was liquidated in November 2008.
(*4)	The subsidiaries of the affiliates, which are not presented above, are also other related parties of the Company.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

8	Transactions and Balances with Related Parties, Continued

(b) Significant transactions which occurred in the normal course of business with related companies for the years ended December 31, 2008 and 2007 are as follows:

(In millions of Won)	Sales and other(*1)			Purchases and other(*1)
	2008		2007	2008	2007
Controlling party(*2)	(Won)	1,117,135	919,862	260,813	81,276
Companies that have significant influence over the Company		—	—	27,312	31,011
Subsidiaries		13,025,032	11,356,386	672,682	370,669
Equity method investees		418	—	808,436	309,162
Other related parties		422,055	462,414	3,949,061	1,825,481

	(Won)	14,564,640	12,738,662	5,718,304	2,617,599

(*1)	These amounts include sale and purchase of property, plant and equipment to and from the Company’s related parties amounting to (Won)8,833 million and (Won)431,906 million, respectively, in 2008 and (Won)35,693 million and (Won)194,046 million, respectively, in 2007.
(*2)	Controlling party includes overseas subsidiaries that are under direct control of LG Electronics Inc.

(c) Account balances with related companies as of December 31, 2008 and December 31, 2007 are as follows:

(In millions of Won)	Trade accounts and notes receivable and other			Trade accounts and notes payable and other
	2008		2007	2008	2007
Controlling party(*)	(Won)	115,235	124,560	82,249	25,851
Companies that have significant influence over the Company		2,577	2,717	2,727	8,629
Subsidiaries		1,267,901	1,921,164	279,572	67,342
Equity method investees		1	—	58,222	30,291
Other related parties		121,140	52,097	1,054,112	344,757

	(Won)	1,506,854	2,100,538	1,476,882	476,870

(*)	Controlling party include overseas subsidiaries that are under direct control of LG Electronics Inc.

(d) Key management compensation costs for the years ended December 31, 2008 and 2007 are as follows:

(In millions of Won)	2008		2007
Short-term benefits	(Won)	2,467	1,732
Severance benefits		307	688
Share-Based Payments		—	560

	(Won)	2,774	2,980

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

9	Property, Plant and Equipment

(a) Changes in property, plant and equipment for the year ended December 31, 2008 are as follows:

(In millions of Won)	2008
	Land		Buildings	Structures	Machinery and equipment	Tools	Furniture and fixtures

Book value as of January 1, 2008	(Won)	314,550	1,646,388	127,026	3,852,477	17,423	102,348
Acquisitions		44,723	12,329	4,318	26,902	825	29,218
Depreciation		—	(88,179)	(13,422)	(2,107,617)	(9,600)	(60,176)
Impairment loss		—	—	—	(83)	—	—
Disposals		(589)	(427)	(15)	(6,463)	(42)	(44)
Transfer		24,961	21,171	47,314	360,428	2,040	2,680
Subsidy increase		—	—	—	(467)	—	—

Book value as of December 31, 2008	(Won)	383,645	1,591,282	165,221	2,125,177	10,646	74,026

Acquisition cost	(Won)	383,645	2,022,103	221,973	14,515,786	100,290	464,939

Accumulated depreciation	(Won)	—	430,821	56,752	12,390,602	89,644	390,913

Accumulated impairment loss(*)	(Won)	—	—	—	7	—	—

(In millions of Won)	2008
	Vehicles		Machinery- in-transit	Construction- in-progress	Others	Total

Book value as of January 1, 2008	(Won)	3,257	19,043	739,579	8,509	6,830,600
Acquisitions		3,506	—	3,768,271	—	3,890,092
Depreciation		(2,293)	—	—	—	(2,281,287)
Impairment loss		—	—	—	—	(83)
Disposals		—	—	—	—	(7,580)
Transfer		3,961	(19,043)	(444,151)	673	34
Subsidy increase		—	—	(95)	—	(562)

Book value as of December 31, 2008	(Won)	8,431	—	4,063,604	9,182	8,431,214

Acquisition cost	(Won)	17,538		4,063,604	9,182	21,799,060

Accumulated depreciation	(Won)	9,107	—	—	—	13,367,839

Accumulated impairment loss(*)	(Won)	—	—	—	—	7

(*)	The decrease of accumulated impairment loss is due to the disposal of machinery and equipment with impairment loss.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

9	Property, Plant and Equipment, Continued

(b) Changes in property, plant and equipment for the year ended December 31, 2007 are as follows:

(In millions of Won)	2007
	Land		Buildings	Structures	Machinery and equipment	Tools	Furniture and fixtures

Book value as of January 1, 2007	(Won)	317,161	1,618,448	134,604	5,671,549	62,114	151,398
Acquisitions		—	34,040	—	12,027	778	5,821
Depreciation		—	(89,252)	(7,997)	(2,396,982)	(42,879)	(72,074)
Impairment loss(*)		—	—	—	(16,139)	—	—
Disposals		(77)	(3,541)	—	(36,591)	(430)	(605)
Transfer		(2,534)	86,693	419	618,766	(2,160)	17,808
Subsidy increase		—	—	—	(153)	—	—

Book value as of December 31, 2007	(Won)	314,550	1,646,388	127,026	3,852,477	17,423	102,348

Acquisition cost	(Won)	314,550	1,989,107	169,317	14,220,479	115,943	436,509

Accumulated depreciation	(Won)	—	342,719	42,291	10,351,863	98,520	334,161

Accumulated impairment loss	(Won)	—	—	—	16,139	—	—

(In millions of Won)	2007
	Vehicles		Machinery- in-transit	Construction- in-progress	Others	Total

Book value as of January 1, 2007	(Won)	5,341	42,010	848,991	8,460	8,860,076
Acquisitions		16	125,935	517,282	49	695,948
Depreciation		(2,366)	—	—	—	(2,611,550)
Impairment loss(*)		—	—	(23,959)	—	(40,098)
Disposals		(56)	—	—	—	(41,300)
Transfer		322	(148,902)	(602,735)	—	(32,323)
Subsidy increase		—	—	—	—	(153)

Book value as of December 31, 2007	(Won)	3,257	19,043	739,579	8,509	6,830,600

Acquisition cost	(Won)	10,291	19,043	739,579	8,509	18,023,327

Accumulated depreciation	(Won)	7,034	—	—	—	11,176,588

Accumulated Impairment loss	(Won)	—	—	—	—	16,139

(*)	For the year ended December 31, 2007, the Company recorded impairment loss due to the change in the facilities investment plan.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

9	Property, Plant and Equipment, Continued

(c) The officially declared value of land at December 31, 2008 and 2007, as announced by the Minister of Construction and Transportation, is as follows:

(In millions of Won)

			2008			2007
	Description	Location	Book value		Declared value	Book value	Declared value
Property, plant and equipment	Factory site	Paju	(Won)	290,631	358,919	224,956	294,267
	Factory site	Gumi		86,105	118,660	82,685	110,056
	R&D Center	Anyang		6,909	11,886	6,909	11,534

			(Won)	383,645	489,465	314,550	415,857

10	Capitalization of Financial Expenses

(a) The Company capitalizes financial expenses, such as interest expense incurred on borrowings used to finance the cost of acquiring or building property, plant and equipment and intangible assets and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs. Interest costs of (Won)45,177 and (Won)25,217 million were capitalized as part of the cost of qualifying assets for the years ended December 31, 2008 and 2007, respectively.

(b) For the year ended December 31, 2008, if the Company had expensed the capitalized financial expenses, the accumulated effects of expensing capitalized financial expenses on significant accounts in the balance sheet and statement of income would have been as follows:

(i) Balance sheet

(In millions of Won)

	Capitalized			Expensed as incurred		Difference
	Acquisition cost		Accumulated depreciation	Acquisition cost	Accumulated depreciation	Acquisition cost	Accumulated depreciation
Property, plant and equipment	(Won)	21,799,060	13,367,839	21,613,805	13,306,354	185,255	61,485
Deferred tax assets (non-current)		409,528	—	436,758	—	(27,230)	—
Retained earnings		5,001,934	—	4,905,394	—	96,540	—

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

10	Capitalization of Financial Expenses, Continued

(ii) Statement of Income

(In millions of Won)	Capitalized		Expensed as incurred	Difference
Cost of sales	(Won)	13,626,602	13,594,774	31,828
Interest expense		115,702	160,879	(45,177)
Income tax expense		206,584	203,647	2,937
Net income(*)		1,086,896	1,076,484	(10,412)

(*)	Net income if financial expenses were expensed is measured using the marginal tax rate.

11	Insured assets

Insured assets as of December 31, 2008 are as follows:

(In millions of Won and USD)	Covered assets or loss	Insurance coverage		Beneficiary
Package Insurance(*1)	Inventories and property, plant and equipment		18,822,700	Company and other
Package Insurance(*1)	Inventories	USD	550	Company
Erection All Risk’s Insurance(*2)	Property, plant and equipment		4,106,000	“
Fire Insurance	Property, plant and equipment		238,014	“
Directors’ and officers’ liability Insurance	Directors’ & Officers’ liability (Global)	USD	100	“
Products liability Insurance	Products liability (Global)	USD	35	“
Aviation product liability Insurance	Aviation Product Liability (Global)	USD	500	“
Stock throughput Insurance	Goods in the ordinary course of transit (Global)	USD	35,474	“

(*1)	Package Insurance provides multiple coverage in one policy. It refers to a policy providing both general liability and property insurance.
(*2)	This insurance policy covers unexpected loss in the course of assembly and installation of plant and equipment.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

12	Intangible Assets

(a) The Company has classified the amortization of intangible assets as part of manufacturing overhead costs. Changes in intangible assets for the years ended December 31, 2008 and 2007 are as follows:

(In millions of Won)	2008
	Intellectual property rights		Rights to use of electricity and gas supply facilities	Rights to use of industrial water facilities	Software	Construction-in-progress (Software)	Total
Balance as of January 1, 2008	(Won)	72,921	32,286	6,323	—	—	111,530
Increase during the year		26,772	—	27	—	107,921	134,720
Amortization		(45,785)	(3,276)	(1,249)	—	—	(50,310)
Disposals		(1,597)	—	—	—	—	(1,597)
Balance as of December 31, 2008	(Won)	52,311	29,010	5,101	—	107,921	194,343

Acquisition cost	(Won)	470,057	32,760	12,472	9,713	107,921	632,923

Accumulated amortization	(Won)	417,746	3,750	7,371	9,713	—	438,580

(In millions of Won)	2007
	Intellectual property rights		Rights to use of electricity and gas supply facilities	Rights to use of industrial water facilities	Software	Total
Balance as of January 1, 2007	(Won)	106,324	437	7,421	—	114,182
Increase during the year		10,477	32,177	146	—	42,800
Amortization		(43,880)	(328)	(1,244)	—	(45,452)
Disposals		—	—	—	—	—

Balance as of December 31, 2007	(Won)	72,921	32,286	6,323	—	111,530

Acquisition cost	(Won)	444,883	32,760	12,445	9,713	499,801

Accumulated amortization	(Won)	371,962	474	6,122	9,713	388,271

(b)	Research and development costs are charged to expense as incurred. The Company expensed (Won)501,192 million and (Won)414,416 million for the years ended December 31, 2008 and 2007, respectively.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

12	Intangible Assets, Continued

(c) For the years ended December 31, 2008 and 2007, significant expenses, which are expected to have probable future economic benefits but expensed in the year incurred due to the uncertainty in the realization of such benefits, are as follows:

(In millions of Won)

	2008		2007
Training expenses	(Won)	18,335	7,579
Advertising expenses		48,905	30,377
Overseas marketing expenses		14,228	6,254

	(Won)	81,468	44,210

13	Debentures

(a) Details of debentures issued by the Company as of December 31, 2008 and December 31, 2007 are as follows:

(In millions of Won)

	Maturity	Annual interest rate	2008		2007

Local currency debentures
Publicly issued debentures	May 2009~ March 2010	3.50~5.00%	(Won)	850,000	1,180,000
Privately issued debentures	December 2010~ June 2011	5.30~5.89%		600,000	600,000
Less discount on debentures				(3,826)	(9,526)
Less current portion of debentures				(458,201)	(249,110)

				987,973	1,521,364
Foreign currency debentures
Convertible bond	April 2012	zero coupon		511,555	511,555
Less discount on debentures				(1,760)	(2,237)
Less conversion right adjustment				(93,111)	(118,323)
Add redemption premium				85,788	85,788

				502,472	476,783

			(Won)	1,490,445	1,998,147

Principal of the local currency debentures is to be repaid at maturity and interests are paid quarterly. The Company has redeemed local currency debentures with the face value amounting to (Won)80,000 million during the year ended December 31, 2008. As a result, the Company recognized a gain and a loss on redemption of debentures amounting to (Won)1,152 million and (Won)13 million, respectively.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

13	Debentures, Continued

(b) Details of the convertible bonds as of December 31, 2008 are as follows:

Terms and Conditions

Issue date	April 18, 2007
Maturity date	April 18, 2012
Conversion period	April 19, 2008~April 3, 2012
Coupon interest rate	0%
Conversion price (in Won)	(Won)48,760
Issued amount	USD550 million

The bonds will be repaid at 116.77% of the principal amount at maturity unless the put option of bondholders are exercised in which case the bondholders will be repaid at 109.75% of the principal amount on April 18, 2010. If the Convertible bonds were classified as monetary liabilities, the loss on foreign currency translation would be (Won)175,615 million as of December 31, 2008.

The Company is entitled to exercise a call option after three years from the date of issue at the amount of the principal and interest, calculated at 3.125% of the annual yield to maturity, from the issue date to the repayment date. The call option can be exercised only when the market price of the common shares on each of 20 trading days in 30 consecutive trading days ending on the trading day immediately prior to the date upon which notice of such redemption is published exceeds at least 130% of the conversion price. In addition, in the event that at least 90% of the initial principal amount of the bonds has been redeemed, converted, or purchased and cancelled, the remaining bonds may also be redeemed, at the Company’s option, at the amount of the principal and interest (3.125% per annum) from the date of issue to the repayment date prior to their maturity.

Based on the terms and conditions of the bond, the conversion price was decreased from (Won)49,070 to (Won)48,760 per share due to payment of cash dividends of (Won)750 per share for the year ended December 31, 2007. The number of common shares to be issued if the outstanding convertible bonds are fully converted is as follows:

(In Won and share)

	December 31, 2008		December 31, 2007

Convertible bond amount (*)	(Won)	513,480,000,000	513,480,000,000
Conversion price	(Won)	48,760	49,070
Common shares to be issued		10,530,762	10,464,234

(*)	The exchange rate for the conversion is fixed at (Won)933.6 to USD1.

On April 19, 2005, the Company issued US dollar-denominated convertible bonds totaling USD475 million, with a zero coupon rate. On September 19, 2007, put option for USD460 million was exercised and bonds were repaid on October 19, 2007. On the same date, the Company exercised its call option to pay off the rest of convertible bonds amounting to USD15 million which were paid in November 2007. For the year ended December 31, 2007, the Company recorded loss on redemption of debentures of (Won)19,216 million due to the redemption of convertible bonds.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

13	Debentures, Continued

(c) Aggregate maturities of the Company’s debentures as of December 31, 2008 are as follows:

(In millions of Won)

Period	Debentures		Convertible bonds(*)	Total

2009.1.1~2009.12.31	(Won)	460,000	—	460,000
2010.1.1~ 2010.12.31		590,000	—	590,000
2011.1.1~ 2011.12.31		400,000	—	400,000
2012.1.1~ 2012.12.31		—	597,343	597,343

	(Won)	1,450,000	597,343	2,047,343

(*)	In the above schedule, it was assumed that the convertible bonds will be repaid in full at maturity with redemption premium amounting to (Won)85,788 million.

14	Long-Term Debt

(a) Long-term debt as of December 31, 2008 and 2007 is as follows:

(In millions of Won and USD except interest rate)

Lender	Annual interest rate(*1)	2008		2007	Redemption method

Local currency loans

The Export-Import Bank of Korea	6.08%	(Won)	9,850	49,117	Redemption by installments

Korea Development Bank	KDBBIR + 0.77%		37,500	60,000	“

Shinhan Bank	3 year Korean Treasury Bond rate less 1.25%		18,982	18,982	“

Less current portion of long-term debt			(40,451)	(61,767)

		(Won)	25,881	66,332

Foreign currency loans (*2)

The Export-Import Bank of Korea	6ML+0.69%	(Won)	62,875	58,168	Redemption by installments

Korea Development Bank	3ML+0.66%		176,050	159,494	Redemption at maturity

Kookmin Bank and others	3ML+0.35~0.53%		503,000	375,280	“

	6ML+0.41%		251,500	187,640	“

Less current portion of long-term debt			—	(39,404)

		(Won)	993,425	741,178

(*1)	KDBBIR and ML represent Korea Development Bank Benchmark Interest Rates and Month LIBOR (London Inter-Bank Offered Rates), respectively.
(*2)	Foreign currency equivalent as of December 31, 2008 and 2007 is USD790 million and USD832 million, respectively.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

14	Long-Term Debt, Continued

(b) Aggregate maturities of the Company’s long-term debt as of December 31, 2008 are as follows:

(In millions of Won)

Period	Local currency loans		Foreign currency loans	Total

2009.1.1~ 2009.12.31	(Won)	40,451	—	40,451
2010.1.1~ 2010.12.31		9,873	6,288	16,161
2011.1.1~ 2011.12.31		3,796	641,325	645,121
2012.1.1~ 2012.12.31		3,796	314,375	318,171
2013.1.1~ 2013.12.31		3,796	31,437	35,233
Thereafter		4,620	—	4,620

	(Won)	66,332	993,425	1,059,757

15	Retirement and Severance Benefits

Changes in retirement and severance benefits for the years ended December 31, 2008 and 2007 are as follows:

(In millions of Won)	2008		2007

Balance at beginning of year	(Won)	153,475	136,759
Actual severance payments		(23,850)	(48,064)
Transferred from/to affiliated companies, net		3,339	2,117
Provision for retirement and severance benefits		68,956	62,663

Balance at end of year		201,920	153,475

Cumulative Deposits to National Pension Fund		(479)	(530)
Balance of the severance insurance deposits		(131,302)	(99,510)

Net balance	(Won)	70,139	53,435

The Company’s retirement and severance benefit plan is funded approximately 65.0% and 64.8% as of December 31, 2008 and 2007, respectively, through severance insurance deposits in Korea Life Insurance Co., Ltd. and others for the payment of severance benefits. The beneficiaries of the severance insurance deposit are the Company’s employees.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

16	Monetary Assets and Liabilities Denominated In Foreign Currency

Monetary assets and liabilities denominated in foreign currencies, excluding those disclosed elsewhere in the notes 13 and 14 to the financial statements as of December 31, 2008 and 2007 are as follows:

(In millions of Won, USD, JPY, EUR and PLN)

	2008
	Foreign currency(*)		Exchange rate	Won equivalent
Assets :
	USD	401	1,257.5	(Won)	504,267
Cash and cash equivalents	JPY	5,340	13.9389		74,427
	EUR	3	1,776.22		4,954
	PLN	52	426.18		22,305

Trade accounts and notes receivable	USD	1,246	1,257.5		1,567,140
	JPY	2,490	13.9389		34,708
	EUR	24	1,776.22		42,629

Other accounts receivable	USD	16	1,257.5		19,684
	JPY	10	13.9389		137

Prepaid value added tax	PLN	255	426.18		108,511

Long-term loans	USD	10	1,257.5		12,575

				(Won)	2,391,337

Liabilities :

Accounts payable	USD	513	1,257.5	(Won)	645,447
	JPY	6,302	13.9389		87,839

	USD	252	1,257.5		316,805
Other accounts payable	JPY	39,782	13.9389		554,522
	EUR	1	1,776.22		1,652
	PLN	1	426.18		468

				(Won)	1,606,733

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

16	Monetary Assets and Liabilities Denominated In Foreign Currency, Continued

(In millions of Won, USD, JPY, EUR, SGD, MYR and PLN)

	2007
	Foreign currency(*)		Exchange rate	Won equivalent
Assets :

Cash and cash equivalents	USD	99	938.2	(Won)	93,350
	JPY	716	8.382		6,002
	EUR	0.1	1,371.65		144
	PLN	99	381.16		37,589
	SGD	—	651.84		16
	MYR	—	283.70		17

	USD	2,313	938.2		2,170,106
Trade accounts and notes receivable	JPY	4,796	8.382		40,203
	EUR	163	1,371.65		223,268

Other accounts receivable	USD	114	938.2		106,882
	JPY	30	8.382		254

Prepaid value added tax	PLN	197	381.16		74,947

				(Won)	2,752,778

Liabilities :

Accounts payable	USD	426	938.2	(Won)	399,720
	JPY	15,336	8.382		128,549

	USD	85	938.2		79,479
Other accounts payable	JPY	1,727	8.382		14,477
	EUR	2	1,371.65		2,153

				(Won)	624,378

(*)	PLN, SGD and MYR represent Poland Zloty, Singapore Dollar and Malaysia Ringgit, respectively.

17	Warranty Reserve

Changes in warranty reserve for the years ended December 31, 2008 and 2007 are as follows:

(In millions of Won)

	2008
	Balance at the beginning of the year		Increase	Decrease	Balance at the end of the year
Warranty reserve	(Won)	49,295	90,063	(81,253)	58,105

(In millions of Won)

	2007
	Balance at the beginning of the year		Increase	Decrease	Balance at the end of the year
Warranty reserve	(Won)	28,015	72,058	(50,778)	49,295

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

18	Commitments and Contingencies

(a) Commitments

Overdraft agreements and credit facility agreement

As of December 31, 2008, the Company has bank overdraft agreements with Woori Bank and other various banks amounting to (Won)59,000 million in aggregate and there is no overdraft balance.

Factoring and securitization of accounts receivable

The Company has agreements with Korea Exchange Bank and other several banks for U.S. dollar denominated accounts receivable negotiating facilities of up to an aggregate of USD1,616.5 million. As of December 31, 2008, accounts and notes receivable amounting to USD478 million were sold that are current and outstanding.

In October 2006, LG Display America, Inc., LG Display Germany GmbH and LG Display Shanghai Co., Ltd. entered into a five-year accounts receivable selling program with Standard Chartered Bank on a revolving basis, of up to USD600 million. The Company joined this program in April 2007. For the year ended December 31, 2008, no accounts and notes receivable were sold.

Letters of credit

As of December 31, 2008, the Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to (Won)20,000 million and USD35.5 million.

Payment guarantees

The Company receives payment guarantee from ABN AMRO Bank amounting to USD8.5 million relating to value added tax payments in Poland. As of December 31, 2008, the Company entered into a payment guarantee agreement with a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR70 million term loan credit facility of LG Display Poland Sp. zo.o.

License agreements

As of December 31, 2008, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi, Ltd., and others and has a trademark license agreement with LG Corporation. The trademark license agreement with Koninklijke Philips Electronics N.V. has expired as of June 30, 2008.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

18	Commitments and Contingencies, Continued

(b) Contingencies

Patent infringement lawsuit against Chi Mei Optoelectronics Corp. and others

On December 1, 2006, the Company filed a complaint against Chi Mei Optoelectronics Corp. and AU Optronics Corp. alleging patent infringement related to liquid crystal display and manufacturing process for TFT-LCDs in the United States District Court for the District of Delaware. On March 8, 2007, AU Optronics Corp. countersued the Company in the United States District Court for the Western District of Wisconsin; however, the case was transferred to the United States District Court for the District of Delaware due to the Company’s motion to transfer. On May 4, 2007, Chi Mei Optoelectronics Corp. countersued the Company for patent infringement in the United States District Court for the Eastern District of Texas; however, on March 31, 2008, the suit was transferred to the United States District Court for the District of Delaware according to the Company’s motion to transfer. The Company is unable to predict the ultimate outcome of the above matters.

Intervention in Positive Technologies, Inc.’s patent infringement lawsuit

On April 14, 2006, Positive Technologies, Inc. filed a complaint in the United States District Court for the Eastern District of Texas against, among others, several of the Company’s customers, including BenQ America Corp., Hitachi America Ltd., Panasonic Corp. of North America, Philips Electronics North America Corp. and Toshiba America, Inc. for alleged infringement of two of its patents relating to LCD displays. In March 2007, the Company was granted the intervention in the patent infringement case brought by Positive Technologies, Inc. On November 7, 2008, the Company settled with Positive Technologies, Inc., and the case was dismissed on December 12, 2008.

Anvik Corporation’s lawsuit for infringement of patent

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Company, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. The Company is unable to predict the ultimate outcome of this case.

O2 Micro International Ltd.’s request for an investigation to US International Trade Commission

On December 15, 2008, O2 Micro International Ltd. and O2 Micro, Inc. have requested the United States International Trade Commission (“ITC”) to commence a Trade Remedy Investigation alleging that the Company, LG Display America, Inc. and others have infringed their patents relating to LCD Displays. The Company is unable to predict the ultimate outcome of this case.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

18	Commitments and Contingencies, Continued

Investigation and litigation filed by authorities in Korea, Japan, Canada, US and European Commission

The Company and LG Display America, Inc. (“LGDUS”), the US subsidiary of the Company, were under investigation by U.S. Department of Justice (“DOJ”) with their role in conspiracies to fix prices in the sale of liquid crystal display (LCD) panels. In November 2008, the Company and LGDUS agreed to a plea agreement with DOJ and agreed to pay a fine of USD400 million over a five-year period.

As of December 31, 2008, the Company is under investigation by fair trade or antitrust authorities in Korea, Japan, Canada and European Commission with respect to possible anti-competitive activities in the LCD industry.

In 2006, the Company, along with a number of other firms in the LCD industry, has been named as defendants in class actions in the United States and Canada for alleged violation of the antitrust laws in connection with the sale of LCD panels to both direct and indirect purchaser plaintiffs, and the class actions in the United States were consolidated and transferred to the United States District Court for the Northern District of California. In February 2007, the Company and certain of its current and former officers and directors were named as defendants in a federal class action in the United States by the shareholders of the Company alleging violations of the U.S. Securities Exchange Act of 1934, as amended, by the Company and certain its officers and directors in connection with possible anti-competitive activities in the LCD industry.

Each of these investigations, legal proceedings and claims is ongoing and the outcome in any of these matters may have a negative effect on the Company’s financial condition, results of operations or cash flows.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

19	Derivative Instruments

(a) Derivative instruments used by the Company for hedging purposes as of December 31, 2008 are as follows:

Hedging purpose	Derivative instrument

Hedge of fair value	Foreign currency forwards

Hedge of cash flows	Foreign currency forwards(*)
Cross currency swap
Interest rate swap

(*)	Effective October 1, 2008, the Company discontinued the designation of foreign currency forward contracts as a hedging instrument for hedge of future cash flows and ceased the use of hedge accounting.

(b) Hedge of fair value

The Company enters into foreign currency forward contracts to manage the exposure to changes in the value of foreign currency denominated accounts receivable and accounts payable in accordance with its foreign currency risk management policy. Hedge accounting is not applied related to the abovementioned derivatives.

(i) Foreign Currency Forwards

Details of foreign currency forwards outstanding as of December 31, 2008 are as follows:

(In millions of Won and USD, except forward rate)

Bank	Maturity date	Selling	Buying	Forward rate
BNP Paribas Bank and others	January 28, 2009~ May 18, 2009	USD225	(Won)306,738	(Won)1,302.2~ (Won)1,419.1: USD1

(ii) Unrealized gains and losses related to the above derivatives as of December 31, 2008 are as follows:

(In millions of Won)

Type	Unrealized gains		Unrealized losses
Foreign Currency Forwards	(Won)	24,574	—

The unrealized gains are charged to operations as gains on foreign currency translation for the year ended December 31, 2008.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

19	Derivative Instruments, Continued

(c) Hedge of cash flows

The Company enters into foreign currency forward contracts to manage the exposure to changes in cash flows related to forecasted purchase of raw materials and sale of products in foreign currencies. In addition, the Company entered into cross currency swap and interest rate swap contracts to manage the exposure to changes in cash flows from changes in foreign currency exchange rates and interest rates related to floating rate notes. Details of the Company’s derivative instruments related to hedge of cash flows as of December 31, 2008 are as follows:

(i) Foreign Currency Forwards

Details of foreign currency forwards outstanding as of December 31, 2008 are as follows:

(In millions of Won and USD, except forward rate)

Bank	Maturity date	Selling	Buying		Forward rate
BNP Paribas Bank and others	January 20, 2009~ January 28, 2009	USD20	(Won)	21,024	(Won)1,046.9~ (Won)1,055.5 : USD1

The Company discontinued the cash flow hedge accounting effective October 1, 2008 for foreign currency forwards. Losses from derivative contracts incurred before October 1, 2008 were recognized as accumulated other comprehensive income, net of tax and subsequent losses from changes in the fair value of derivative instruments amounting to (Won)1,517 million are recognized immediately in earnings.

Above mentioned contracts of derivatives were entered into before September 30, 2008, and are not past due as of December 31, 2008. There are no derivatives relating to cash flow hedge that are newly entered into after October 1, 2008.

The net unrealized losses, recorded under accumulated other comprehensive income, are expected to be recognized as realized gains and losses within the next twelve months.

(ii) Cross Currency Swap

(In millions of Won and USD, except forward rate)

Bank	Maturity date	Selling		Buying	Contract rate
Kookmin Bank and others	August 29, 2011~ January 31, 2012		—	USD150	Receive floating rate	3M LIBOR~ 3M LIBOR+0.53%
		(Won)	143,269	—	Pay fixed rate	4.54%~5.35%

Net unrealized gains and losses, net of related taxes, were recorded as accumulated other comprehensive income.

In relation to the abovementioned cross currency swap, unrealized losses amounting to (Won)5,804 million, recorded as accumulated other comprehensive income, are expected to be charged to operations as losses within the next twelve months.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

19	Derivative Instruments, Continued

(iii) Interest Rate Swap

(In millions of USD, except forward rate)

Bank	Maturity date	Contract amount	Contract rate

SC First Bank	May 21, 2009~ May 24, 2010	USD150	Receive floating rate	6M LIBOR
			Pay fixed rate	5.375%~5.644%

Net unrealized gains and losses, net of related taxes, were recorded as accumulated other comprehensive income.

In relation to the abovementioned interest rate swap, unrealized losses amounting to (Won)5,421 million, recorded as accumulated other comprehensive income, are expected to be charged to operations as losses within the next twelve months.

(iv) Unrealized gains and losses, before tax, related to hedge of cash flows as of December 31, 2008 are as follows:

(In millions of Won)

Type	Unrealized gains		Unrealized losses	Cash flow hedge requirements

Foreign currency forwards	(Won)	—	2,534	Fulfilled
Cross currency swap(*)		—	11,511	Fulfilled
Interest rate swap		—	8,017	Fulfilled

(*)	The unrealized gains amounting to (Won)47,895 million related to the foreign exchange rate risk are recognized as gains in the non-consolidated statement of income in the current period.

(d) Realized gains and losses related to derivative instruments for the year ended December 31, 2008 are as follows:

(In millions of Won)

Hedge purpose	Type	Transaction gains		Transaction losses
Cash flow hedge	Cross currency swap	(Won)	145	1,101
Cash flow hedge	Interest rate swap		—	3,653
Cash flow hedge	Foreign currency forwards		5,978	195,843
Fair value hedge	Foreign currency forwards		19,619	240,010
Fair value hedge	Range forward options		2,441	59,538

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

20	Capital Stock

The Company is authorized to issue 500,000,000 shares of capital stock (par value (Won)5,000), and as of December 31, 2008, the number of issued common shares is 357,815,700.

There are no changes in the capital stock from January 1, 2007 to December 31, 2008.

21	Capital Surplus

Capital surplus as of December 31, 2008 and 2007 is as follows:

(In millions of Won)

Accounts	2008		2007
Additional paid-in capital	(Won)	2,251,113	2,251,113
Conversion rights (*)		59,958	59,958

Total	(Won)	2,311,071	2,311,071

(*)	Net of tax effects.

22	Accumulated Other Comprehensive Income

Accumulated other comprehensive income as of December 31, 2008 and 2007 is as follows:

(In millions of Won)

Accounts	2008		2007
Unrealized gains on available-for-sale securities	(Won)	25,934	—
Changes in equity arising from application of equity method		164,910	20,222
Gain on valuation of derivative instruments		—	1,498
Loss on valuation of derivative instruments		(16,906)	(15,897)

Total	(Won)	173,938	5,823

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

23	Retained Earnings

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.

24	Income Taxes

(a) Income tax expense for the years ended December 31, 2008 and 2007 consists of :

(In millions of Won)	2008		2007
Current income taxes	(Won)	287,748	78,352
Deferred income taxes from changes in temporary differences		(8,102)	6,949
Deferred income taxes from changes in tax credit		(18,088)	(126,711)
Deferred income taxes from changes in losses carryforward		—	248,493
Deferred income taxes added to shareholders’ equity		(54,974)	(5,548)

Income tax expense	(Won)	206,584	201,535

(b) The income tax expense calculated by applying statutory tax rates to the Company’s taxable income for the year differs from the actual tax expense in the statement of income for the years ended December 31, 2008 and 2007 for the following reasons:

(In millions of Won)	2008		2007
Income before income tax	(Won)	1,293,480	1,545,562
Charge for income taxes at normal tax rates		355,676	425,016
Adjustments		(149,092)	(223,481)
Non-tax deductible expenses		588	767
Tax credits and deduction		(235,294)	(66,015)
Change in tax rates		18,683	—
Changes in unrealizable deferred income tax assets		71,530	(159,527)
Others		(4,599)	1,294

Income tax expense	(Won)	206,584	201,535

Effective tax rate		15.97%	13.04%

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

24	Income Taxes, Continued

(c) The tax effects of temporary differences, tax credit carryforwards and losses carryforwards that resulted in significant portions of deferred tax assets and liabilities at December 31, 2008 and 2007 are presented below:

(i) 2008

(In millions of Won)	January 1, 2008		Increase (decrease)	December 31, 2008

Temporary differences:
Accrued income	(Won)	(14,055)	(74,182)	(88,237)
Inventories		22,860	73,735	96,595
Change in fair value of available-for-sale securities		—	(33,248)	(33,248)
Equity method investments		(24,320)	284,054	259,734
Changes in capital adjustment arising from equity method investments		(19,381)	(192,042)	(211,423)
Other current assets		15,561	(86,513)	(70,952)
Loss on valuation of derivative instruments		21,927	135	22,062
Gain on valuation of derivative instruments		(2,066)	2,066	—
Property, plant and equipment		176,626	11,243	187,869
Warranty reserve and other reserves		49,295	12,225	61,520
Gain on foreign currency translation		—	(138,599)	(138,599)
Loss on foreign currency translation		—	435,875	435,875
Others		9,331	34,856	44,187

Total		235,778	329,605	565,383

Tax credit carryforwards	(Won)	448,522	20,098	468,620

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

24	Income Taxes, Continued

(In millions of Won)	Deferred tax assets (liabilities)
	January 1, 2008		Increase (decrease)	December 31, 2008	Current	Non- Current

Accrued income	(Won)	(3,521)	(17,832)	(21,353)	(21,353)	—
Inventories		5,726	17,650	23,376	23,376	—
Change in fair value of available-for-sale securities		—	(7,314)	(7,314)	—	(7,314)
Equity method investments		(13,960)	7,514	(6,446)	—	(6,446)
Changes in capital adjustment arising from equity method investments		841	(47,354)	(46,513)	—	(46,513)
Other current assets		3,898	(21,068)	(17,170)	(17,170)	—
Loss on valuation of derivative instruments		6,030	(874)	5,156	3,329	1,827
Gain on valuation of derivative instruments		(568)	568	—	—	—
Property, plant and equipment		47,713	(5,561)	42,152	—	42,152
Warranty reserve and other reserves		12,348	2,317	14,665	12,444	2,221
Gain on foreign currency translation		—	(33,541)	(33,541)	(33,541)	—
Loss on foreign currency translation		—	105,482	105,482	105,482	—
Others		2,155	8,115	10,270	8,427	1,843

Subtotal		60,662	8,102	68,764	80,994	(12,230)
Tax credit carryforwards		403,670	18,088	421,758	—	421,758

Deferred income tax assets	(Won)	464,332	26,190	490,522	80,994	409,528

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

24	Income Taxes, Continued

(ii) 2007

(In millions of Won)	January 1, 2007		Increase (decrease)	December 31, 2007

Temporary differences:
Accrued income	(Won)	(829)	(13,226)	(14,055)
Inventories		76,719	(53,859)	22,860
Equity method investments		(42,100)	17,780	(24,320)
Changes in capital adjustment arising from equity method investments		29,564	(48,945)	(19,381)
Other current liabilities		1,790	13,771	15,561
Loss on valuation of Derivative instruments		16,305	5,622	21,927
Gain on valuation of Derivative instruments		(33,687)	31,621	(2,066)
Property, plant and equipment		148,635	27,991	176,626
Warranty reserve and other reserves		28,015	21,280	49,295
Others		40,047	(30,716)	9,331

Total		264,459	(28,681)	235,778

Tax credit carryforwards		436,486	12,036	448,522

Losses carryforwards	(Won)	903,610	(903,610)	—

(In millions of Won)	Deferred tax assets (liabilities)
	January 1, 2007		Increase (decrease)	December 31, 2007	Current	Non-Current
Accrued income	(Won)	(228)	(3,293)	(3,521)	(3,521)	—
Inventories		21,098	(15,372)	5,726	5,726	—
Equity method investments		(11,578)	(2,382)	(13,960)	—	(13,960)
Changes in capital adjustment arising from equity method investments		3,014	(2,173)	841	—	841
Other Current liabilities		492	3,406	3,898	3,898	—
Loss on valuation of derivative instruments		4,484	1,546	6,030	6,030	—
Gain on valuation of derivative instruments		(9,264)	8,696	(568)	(568)	—
Property, plant and equipment		40,875	6,838	47,713	—	47,713
Warranty reserve and other reserves		7,704	4,644	12,348	12,348	—
Others		11,014	(8,859)	2,155	14,231	(12,076)

Subtotal		67,611	(6,949)	60,662	38,144	22,518
Tax credit carryforwards		276,959	126,711	403,670	292,133	111,537
Losses carryforwards		248,493	(248,493)	—	—	—

Deferred income tax assets	(Won)	593,063	(128,731)	464,332	330,277	134,055

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

24	Income Taxes, Continued

The tax credit carryforwards amounting to (Won)159,527, which were not recognized as deferred tax assets as of December 31, 2006, was recognized as the Company had determined it was probable that future profits would be available against which the Company could utilize the related benefit as of December 31, 2007.

(d) Amounts and maturity date of the item which are not recognized as deferred tax assets are as follows:

(In millions of Won)	2008		2007

Equity method investments	(Won)	406,156	26,259

As of December 31, 2008, the Company did not recognize temporary differences related to the loss in excess of equity method investments, as the possibility of realization of the deferred tax assets, through events such as disposal of the related investments in foreseeable future, is remote.

(e) Amounts which are not recognized as deferred tax liabilities are as follows:

(In millions of Won)	2008		2007

Equity method investments	(Won)	119,788	—
Changes in capital adjustment arising from equity method investments		—	22,442

As of December 31, 2008, the Company did not recognize deferred liabilities relating to temporary differences from retained earnings related to equity method on subsidiaries, considering the effect of credit for foreign taxes paid.

(f) Income tax expense that was directly charged or credited to accumulated other comprehensive income as of December 31, 2008 and 2007 are as follows:

(In millions of Won)	2008
	Amount		Current income tax	Deferred income tax

Change in fair value of available-for-sale securities	(Won)	33,248	—	(7,314)
Changes in capital adjustment arising from equity method investments		192,042	—	(47,354)
Loss on valuation of derivative instruments		(135)	—	(874)
Gain on valuation of derivative instruments		(2,066)	—	568

Total	(Won)	223,089	—	(54,974)

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

24	Income Taxes, Continued

(In millions of Won)	2007
	Amount		Current income tax	Deferred income tax
Changes in capital adjustment arising from equity method investments	(Won)	48,945	—	(2,173)
Loss on valuation of derivative instruments		(5,622)	—	1,546
Gain on valuation of derivative instruments		(31,621)	—	8,696
Conversion rights		49,516	(13,617)	—

Total	(Won)	61,218	(13,617)	8,069

(g) As of December 31, 2008 and 2007 details of aggregate deferred tax assets and liabilities, income taxes payable and income tax refund receivable are as follows:

(In millions of Won)	2008
	Current		Non-current	Total
Deferred tax assets	(Won)	153,058	469,801	622,859
Deferred tax liabilities		72,064	60,273	132,337
Income taxes payable		265,550	—	265,550

(In millions of Won)	2007
	Current		Non-current	Total
Deferred tax assets	(Won)	334,366	160,091	494,457
Deferred tax liabilities		4,089	26,036	30,125
Income taxes payable		72,342	—	72,342

Statutory tax rate applicable to the Company is 27.5% for the years ended December 31, 2008 and 2007. Under the Foreign Investment Promotion Act of Korea, from September 1999, the Company had been entitled to an exemption from income taxes in proportion to the percentage of foreign equity for seven years following the registration of each foreign equity investment, and at one-half of that percentage for the subsequent three years. The effective tax rate, including adjustment for tax credits, tax exemption for foreign investment, and deferred income taxes applicable to the Company was approximately 15.97% in 2008.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

25	Cost of Sales

Details of cost of sales for the years ended December 31, 2008 and 2007 are as follows:

(In millions of Won)	2008			2007

Finished goods	(Won)		13,422,008		12,054,909
Beginning balance of finished goods		310,975		256,002
Cost of goods manufactured		13,397,240		12,109,882
Ending balance of finished goods		(286,207)		(310,975)
Merchandise			185,254		—
Others			19,340		21,779

	(Won)		13,626,602		12,076,688

26	Selling, General and Administrative Expenses

Details of selling, general and administrative expenses for the years ended December 31, 2008 and 2007 are as follows:

(In millions of Won)	2008		2007

Salaries	(Won)	86,433	83,665
Severance benefits		9,184	8,480
Other employee benefits		14,507	8,718
Shipping cost		122,922	151,904
Rent		4,745	4,268
Fees and commissions		84,708	71,183
Entertainment		2,780	1,903
Depreciation		8,657	7,071
Taxes and dues		4,489	2,222
Advertising		48,905	30,377
Sales promotion		24,005	18,117
Development costs		6,610	3,218
Research		141,427	102,864
Bad debt expenses		—	5,296
SVC expenses		90,696	72,058
Others		52,264	23,964

	(Won)	702,332	595,308

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

27	Earnings Per Share

(a) Basic earnings per share for the years ended December 31, 2008 and 2007 are as follows:

(In Won, except earnings per share and share information)

	2008		2007
Net income	(Won)	1,086,896,360,997	1,344,027,180,277
Weighted-average number of common shares outstanding		357,815,700	357,815,700

Earnings per share	(Won)	3,038	3,756

There were no events or transactions that resulted in changes in the number of common shares used for calculating earnings per share.

(b) Diluted earnings per share for the years ended December 31, 2008 and 2007 are as follows:

(In Won, except earnings per share and share information)

	2008		2007
Net income	(Won)	1,086,896,360,997	1,344,027,180,277
Interest on convertible bond, net of tax		19,139,925,063	13,185,581,052
Adjusted income		1,106,036,286,060	1,357,212,761,329
Weighted-average number of common shares outstanding and common equivalent shares(*)		368,346,462	365,212,337

Diluted earnings per share	(Won)	3,003	3,716

(*) Weighted-average number of common shares outstanding is calculated as follows:

(In shares)	2008	2007

Weighted-average number of common shares (basic)	357,815,700	357,815,700
Effect of conversion of convertible bonds	10,530,762	7,396,637

Weighted-average number of common shares (diluted) at December 31, 2008	368,346,462	365,212,337

(c) The number of dilutive potential ordinary shares outstanding for the years ended December 31, 2008 and 2007 is calculated as follows:

(In shares)	2008	2007

Number of convertible bonds	10,530,762	10,464,234
Period	January 1, 2008 ~ December 31, 2008	April 18, 2007 ~ December 31, 2007
Weighted	366 days /366 days	258 days /365 days
Effect of conversion of convertible bonds	10,530,762	7,396,637

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

28	Dividends

(a) The dividend payout ratios for the years ended December 31, 2008 and 2007 are as follows:

(In millions of Won)

	2008	2007
Dividend amount	178,908	268,362
Net income	1,086,896	1,344,027
Dividend payout ratio	16.46%	19.97%

(b) The dividend yield ratios for the years ended December 31, 2008 and 2007 are as follows:

(In Won except Dividend yield ratio)

	2008	2007
Dividend per share	500	750
Market price of a common share as of year end	21,000	49,500
Dividend yield ratio	2.38%	1.52%

29	Share-Based Payments

(a) The terms and conditions of share-based payment arrangement as of December 31, 2008 are as follows:

Descriptions

Settlement method	Cash settlement
Type of arrangement	Stock appreciation rights (granted to senior executives)
Date of grant	April 7, 2005
Weighted-average exercise price (*1)	(Won)44,050
Number of rights granted	450,000
Number of rights forfeited (*2)	230,000
Number of rights cancelled (*3)	110,000
Number of rights outstanding	110,000
Exercise period	From April 8, 2008 to April 7, 2012
Vesting conditions	Two years of service from the date of grant

(*1)  The exercise price at the grant date was (Won)44,260 per stock appreciation right (“SARs”). However, the exercise price was subsequently adjusted to (Won)44,050 due to additional issuance of common shares in 2005.

(*2)  SARs were forfeited in connection with senior executives who left the Company before meeting the vesting requirement.

(*3)  If the appreciation of the Company’s share price is equal or less than that of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the outstanding SARs are exercisable. As the actual increase rate of the Company’s share price for the three-year period ending April 7, 2008 was less than that of the KOSPI for the same three-year period, only 110,000 shares, 50% of the outstanding SARs as of December 31, 2008 are exercisable.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

29	Share-Based Payments, Continued

(b) The changes in the number of SARs outstanding for the years ended December 31, 2008 and 2007 are as follows:

(Number of shares)

	Stock appreciation rights
	2008	2007

Balance at beginning of year	220,000	260,000
Forfeited or cancelled	110,000	40,000
Outstanding at end of year	110,000	220,000

Exercisable at end of year	110,000	—

(c) The Company reversed accumulated stock compensation cost of (Won)560 million for the year ended December 31, 2008 as the market price of the Company’s common share was less than the exercise price of a SAR.

30	Comprehensive Income

Comprehensive income for the years ended December 31, 2008 and 2007 is as follows:

(In millions of Won)	2008		2007

Net income	(Won)	1,086,896	1,344,027
Change in fair value of available-for-sale securities, net of tax effect of (Won)(7,314) million in 2008 and nil in 2007		25,934	—
Change in equity arising from application of equity method, net of tax effect of (Won)(47,354) million in 2008 and (Won)(2,173) million in 2007		144,688	46,772
Gain on valuation of cash flow hedges, net of tax effect of (Won)568 million in 2008 and (Won)8,696 million in 2007		(1,498)	(22,925)
Loss on valuation of cash flow hedges, net of tax effect of (Won)(874) million in 2008 and (Won)1,546 million in 2007		(1,009)	(4,076)

Comprehensive income	(Won)	1,255,011	1,363,798

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

31	Value-Added Information

Value added information for the years ended December 31, 2008 and 2007 is as follows:

(i) 2008

(In millions of Won)	Cost of sales		Selling, general and administrative expense	Research and development expense(*1)	Construction- in-progress	Total
Salaries and wages	(Won)	642,857	89,634	54,595	21,305	808,391
Severance benefits		53,363	9,453	4,673	1,467	68,956
Other employee benefits		108,507	14,830	6,197	2,119	131,653
Rent		12,275	4,756	446	—	17,477
Depreciation(*2)		2,302,146	9,240	19,503	708	2,331,597
Taxes and dues		8,643	4,489	170	—	13,302

	(Won)	3,127,791	132,402	85,584	25,599	3,371,376

(ii) 2007

In millions of Won	Cost of sales		Selling, general and administrative expense	Research and development expense(*1)	Construction- in-progress	Total
Salaries and wages	(Won)	561,497	83,665	45,840	214	691,216
Severance benefits		49,971	8,480	3,691	521	62,663
Other employee benefits		87,003	8,718	4,932	9	100,662
Rent		2,761	4,268	522	—	7,551
Depreciation(*2)		2,628,428	7,071	20,207	1,296	2,657,002
Taxes and dues		7,175	2,222	252	—	9,649

	(Won)	3,336,835	114,424	75,444	2,040	3,528,743

(*1) Research and development expense includes amount allocated to cost of sales. (*2) Depreciation includes amortization of intangible assets.

32	Supplemental Cash Flow Information

Significant non-cash investing and financing activities for the years ended December 31, 2008 and 2007 are as follows:

In millions of Won	2008		2007
Increase (decrease) in other accounts payable arising from purchase of property, plant and equipment	(Won)	1,265,519	(556,005)

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2008 and 2007

33	Segment Information

(a) The Company manufactures and sells TFT-LCD and AM-OLED products. The segment of AM-OLED is not presented separately, as the sales of AM-OLED products are insignificant to total sales.

(b) The Company sells its products in domestic and foreign markets. Export sales represent approximately 93% of total sales for the year ended December 31, 2008. The following is a summary of sales by region based on the location of the customers for the years ended December 31, 2008 and 2007:

In millions of Won

	Domestic		Taiwan	Japan	US	China	Europe	Others	Total

2008	(Won)	1,063,742	3,523,766	1,548,890	2,194,250	2,971,396	2,732,894	1,830,302	15,865,240

2007	(Won)	1,026,253	3,432,418	1,333,123	1,519,095	2,762,241	2,439,346	1,650,655	14,163,131

34	Date of Authorization for Issue of Financial Statements

The 2008 financial statements were authorized for issue on January 16, 2009, at the Board of Directors Meeting.

35	Results of Operations for the Last Interim Period

In millions of Won	2008 4th Quarter		2007 4th Quarter

Revenue	(Won)	3,722,702	4,314,493
Operating income (loss)		(432,934)	880,903
Net income (loss) for the period		(696,677)	759,908
Earnings (losses) per share (in Won)		(1,947)	2,124

36	Subsequent Event

LG Display Singapore Pte. Ltd. was incorporated in Singapore on January 12, 2009, to sell TFT-LCD products. Its capital stock amounted to SGD1.4 million ((Won)1,250 million) and is wholly owned by the Company.

37	Status of the Company’s Adoption of Korean IFRS

In March 2008, a task force was set up for the Company’s adoption of the Korean International Financial Reporting Standards (“K-IFRS”) in 2010. The task force comprehensively analyzed differences in SKAS and K-IFRS in the Company’s significant accounting policies and selected the accounting applicable to the Company by benchmarking application of IFRS of other companies. Material adjustments to accounting policies in adopting IFRS, compared to the current accounting policies, are believed to be with convertible bond and employee benefits, and the Company is currently in the process of evaluating the impacts of the adjustments.

Independent Accountants’ Review Report on Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the President of

LG Display Co., Ltd.:

We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of LG Display Co., Ltd. (the “Company”) as of December 31, 2008. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2008, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2008 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2008. We did not review the Company’s IACS subsequent to December 31, 2008. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

/s/ KPMG Samjong Accounting Corp.
Seoul, Korea
February 16, 2009

Notice to Readers

This report is annexed in relation to the audit of the non-consolidated financial statements as of and for the year ended December 31, 2008 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

Report on the operation of internal Control of Financial Reporting

To the Board of Directors and Audit Committee of LG Display Co., Ltd

I, as the Internal Control over Financial Reporting (“ICFR”) Officer of LG Display (“the Company”), assessed the effectiveness of the design and operation of the Company’s ICFR for the year ending December 31, 2008.

The Company’s management, including myself, is responsible for designing and operating an ICFR. I assessed the design and operational effectiveness of the ICFR in the prevention and detection of an error or fraud which may cause a misstatement in the preparation and disclosure of reliable financial statements. I followed the Best Practice Guideline to evaluate the effectiveness of the ICFR design and operation.

Based on the assessment results, I believe that the Company’s ICFR, as of December 31, 2008, is effectively designed and operating, in all material respects, in conformity with the Best Practice Guideline.

January 15, 2009

James (Hoyoung) Jeong

Internal Control over Financial Reporting Officer

Young Soo Kwon

Chief Executive Officer or President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: March 31, 2009	By:	/s/ Kyeong Lae Lee
(Signature)
	Name:	Kyeong Lae Lee
	Title:	Senior Manager/Finance & Risk Management Department